KELLOGG COMPANY 2002 ANNUAL REPORT







# DEPENDABLE.

(millions)



$6,283
$6,110
$6,157
$6,087
$7,548
$8,304
97
98
99
00
01
02


In 2002, we generated strong underlying net sales growth in our U.S. and International businesses, aided by a positive shift in the sales mix and higher average pricing.

(millions)



$1,009
$895
$829
$990
$1,168
$1,508
97
98
99
00
01
02


We improved our profitability enough to afford a large increase in marketing investment, and yet, still post strong growth in operating profit.

(diluted)



$1.36
$1.23
$0.83
$1.45
$1.16
$1.75
97
98
99
00
01
02


On a comparable basis, our double-digit gain in earnings per share was ahead of our long-term target of high single-digit growth.

(millions)



$567
$346
$529
$650
$856
$1,000
Benefit Plan* Contributions
$746
97
98
99
00
01
02


Higher earnings, combined with reductions in working capital and capital expenditures as a percent of net sales, resulted in another year of outstanding cash flow.

* Voluntary Year-End Contributions



54%
43%
8%
-29%
-7%
-21%
26%
-11%
19%
2%
17%
3%
97
98
99
00
01
02


For the second straight year, our total share owner return exceeded 17%, significantly outpacing our peer group, represented by the S&P Packaged Food index (black line).

**With improved growth, profitability, and financial flexibility, we are positioned for dependable financial performance in 2003 and beyond.**



# KELLOGG COMPANY 2002 ANNUAL REPORT

With 2002 net sales of over $8 billion, Kellogg Company is the world's leading producer of cereal and a leading producer of convenience foods, including cookies, crackers, toaster pastries, cereal bars, frozen waffles, veggie foods, pie crusts, and ice cream cones. The Company's brands include *Kellogg's,® Keebler,® Pop-Tarts,® Eggo,® Cheez-It,® Nutri-Grain,® Rice Krispies,® Murray,® Austin,® Morningstar Farms,® Famous Amos,®* and *Kashi.®* Kellogg products are manufactured in 19 countries and marketed in over 180 countries around the world.

## FINANCIAL HIGHLIGHTS

*(dollars in millions, except per share data)*

| | 2002 | Change | 2001 | Change | 2000 | Change |
|---|---|---|---|---|---|---|
| Net sales | **$8,304.1** | **10%** | $7,548.4 | 24% | $6,086.7 | -1% |
| Gross profit as a % of net sales | **45.0%** | **.8 pts** | 44.2% | .1 pts | 44.1% | -1.1pts |
| Operating profit | **1,508.1** | **29%** | 1,167.9 | 18% | 989.8 | 19% |
| Earnings before extraordinary loss and cumulative effect of accounting change | **720.9** | **50%** | 482.0 | -18% | 587.7 | 74% |
| Earnings per share before extraordinary loss and cumulative effect of accounting change | | | | | | |
| Basic | **1.77** | **49%** | 1.19 | -18% | 1.45 | 75% |
| Diluted | **1.75** | **48%** | 1.18 | -19% | 1.45 | 75% |
| Net earnings | **720.9** | **52%** | 473.6 | -19% | 587.7 | 74% |
| Net earnings per share | | | | | | |
| Basic | **1.77** | **51%** | 1.17 | -19% | 1.45 | 75% |
| Diluted | **1.75** | **51%** | 1.16 | -20% | 1.45 | 75% |
| Net cash provided by operating activities, reduced by capital expenditures | **746.4** | **-13%** | 855.5 | 32% | 650.0 | 23% |
| Dividends per share | **$ 1.01** | **-** | $ 1.01 | 2% | $ .995 | 4% |

## TABLE OF CONTENTS



*Kellogg Company strives to be* **DEPENDABLE.**



# TO OUR SHARE OWNERS

In a world – and at a time – of great uncertainty, over 25,000 Kellogg employees are working every day to make our Company an example of consistency and reliability. In short, we strive to make Kellogg a dependable, long-term investment for you.

**Strong Results in 2002**

Kellogg employees delivered an outstanding performance in 2002, which led to very healthy returns for our share owners.

- Our stock's total return to share owners (share price appreciation plus dividends) was 17% in 2002, on the heels of an equally impressive 19% return in 2001. By contrast, the 2002 return on the S&P Packaged Food index was only 3% and the overall market, as measured by the S&P 500 index, returned a negative 22%.

- The Company's net sales increased by 10%, boosted by owning Keebler Foods for one additional quarter versus the prior year. On a comparable basis, adjusting for that acquisition and a small divestiture, our net sales growth was 4%.

- Our operating profit increased by 29%, or 8% on a comparable basis, which excludes non-comparable items from the year-earlier period and the elimination of most of our amortization in 2002. Importantly, it was driven by strong gross profit margin expansion, enabling us to increase substantially our investment in new products and brand-building.



**Carlos M. Gutierrez**
*Kellogg Chairman of the Board and Chief Executive Officer*

- Our earnings per share jumped 51%. Excluding non-comparable items from the prior year's results, as well as the favorable impact of first-quarter legal settlements and elimination of most amortization in 2002, EPS was up a solid 12% year-over-year.

- We generated another year of outstanding cash flow, reaching the $1 billion mark before making year-end voluntary cash contributions to our employee benefit plans. This gave us the financial flexibility to not only make these contributions but also pay down debt.

- The integration of Keebler, the largest acquisition in our Company's history, has been executed more smoothly and quickly than we anticipated. While this integration is not yet complete, the acquisition has already given us enhanced capabilities, and its cost savings have come in sooner than expected.

In summary, 2002 was a year in which we were able to accelerate our progress on all of our key financial metrics.

**DEPENDABLE:** *Consistent Investment Return for Share Owners.*

# FOCUSED STRATEGY

Even after acquiring Keebler Foods, we are still a very simple and focused business. We compete in a few select categories, in which we are the leader or hold a strong number two position. We passionately believe this intense focus is a competitive advantage in a world of larger and highly diversified food companies. Our priorities are as follows:

## GROW CEREAL.



New!
SMORZ
NEW
FROSTIES
Chocolate


Ready-to-eat cereal continues to generate more than half of our net sales, with high profit margins and return on invested capital. We are determined to strengthen our global leadership position, and we believe that demographic trends and concerns about obesity and health will favor the cereal category. Our 2002 results in many key markets around the world validate our belief that, properly managed, the cereal category can grow and we can increase our share. This has been evident, first and foremost, in our U.S. cereal business, which was the first market to implement *Volume to Value*, an operating principle described on pages 4 and 16.



NEW
E.L. Fudge
BLASTED
New
CHEEZ-IT
Parmesan & Garlic
ALL-BRAN
Special K
Bar
Strawberry
Nutri-Grain
Muffin Bars


## EXPAND SNACKS.

We are well-positioned to capitalize on the rapid growth of the wholesome snacks category. We have great brands with powerful nutrition credentials, and we have the proven ability to make grain- and fruit-based foods that are both wholesome and fun. The acquisition of Keebler not only added cookies and crackers to our snacks portfolio, it also gave us direct store door distribution in the United States. In core International markets, meanwhile, the wholesome snacks categories are still in relatively early stages, and we are well-positioned to grow these businesses.

## PURSUE PROFITABLE GROWTH.



Eggo
Chocolate Chip
MORNINGSTAR
Chik'N Pot Pie
Kashi
Kashi
Kashi
pop-tarts
Strawberry


We participate in several other attractive categories, going to market with powerful brands capable of profitable growth. *Eggo®*, *Pop-Tarts,®* and *Morningstar Farms®* are all category leaders with opportunities for growth and margin expansion. The *Kashi®* brand is being extended to categories beyond cereal. Meanwhile, we are building scale in alternate channels, such as foodservice, vending, and convenience stores. We will also look externally for opportunities such as licenses, alliances, and small acquisitions.

**DEPENDABLE:** *Reliable Sales and Earnings Growth.*

# EFFECTIVE OPERATING PRINCIPLES

We recognize that strategy means nothing without execution. At Kellogg, we translate our strategy into action through three operating principles. Although they sound simple, they have a profound effect on the way we manage our business.

## VOLUME TO VALUE.

As a branded food company, what really counts are the dollar sales we generate – not how much tonnage we can move through our system. Strategically, *Volume to Value* means adding value for consumers, rather than discounting price. From a financial standpoint, it requires focusing on the brands, products, and investments that generate the highest net sales and gross profit margins. Expanding gross profit margins allow us to invest more in brand-building and new products.

## MANAGE FOR CASH.

We believe profit means nothing if it cannot be turned into cash. Kellogg people have made extraordinary progress in this area, and today we are one of the top cash generators in our industry. We are intensely focused on reducing working capital, and we are very disciplined with our capital expenditures. This has allowed us to improve our financial flexibility.

## SWEAT THE EXECUTION.

Execution ultimately drives results, and Kellogg people are ready to execute. We are now structured for better execution. For example, our integrated business units and our improved compensation incentive system create better accountability and alignment of objectives. We also set realistic targets. Too often in the past we developed targets that were too high and forced short-term actions – like cutting brand-building investment. Today, our growth targets are challenging, but they are realistic enough that we can do what is right for the sustainable health of our Company. Finally, we share proven ideas across functions, businesses, and geographies; our managers realize that these are the smartest bets they can make. Our portfolio is focused enough, and consistent enough across the globe, that we can share ideas from business to business, creating another great advantage for us.

---



### REALISTIC TARGETS

**Low single-digit *net sales* growth**

**Mid-single-digit *operating profit* growth**

**High single-digit *EPS* growth**


TONY

**DEPENDABLE:** *Superior Execution.*

## GOOD PEOPLE, GOOD VALUES

The key to our recent and future success is our people. Having the right people in the right jobs created our outstanding plans and execution in 2002. Our entire organization deserves credit for its integrity and commitment to the Company.

In the past year, there were several promotions and transitions among our leadership ranks. Reflecting the strength of our finance organization, John Bryant, our chief financial officer, was promoted to executive vice president, while Jeff Boromisa, our corporate controller, and Steve Perry, head of tax and treasury, were made senior vice presidents of the Company. Jeff Montie, president of our Morning Foods division, was promoted to senior vice president in recognition of his outstanding leadership.



In early 2003, Larry Pilon joined our Company as executive vice president, human resources, bringing his considerable experience and leadership skills to our management team. He succeeds Artie Byrd, who is retiring after an outstanding 38-year career at Kellogg that included key leadership roles in supply chain and, most recently, human resources.

Throughout the Company, our operating principles and our Company values are being embraced and we strive to bring them to life every day. We are proud of our values and have included them on page 20 of this Annual Report.

On behalf of our 25,000 employees and our Board of Directors, I thank you, our owners, for your confidence in us. We take our role as stewards of your capital very seriously, and we are committed to making Kellogg a dependable investment for you.



**Carlos M. Gutierrez**
*Chairman of the Board*
*Chief Executive Officer*











The talent, commitment, and values of Kellogg's people are the keys to the Company's success.

**DEPENDABLE:** *Fairness and Integrity in Everything We Do.*

# GROW CEREAL


Cereal
53%
Snacks
32%
15%
Other

Ready-to-eat cereal is our heritage, and it accounts for a little more than half of our global net sales. While diversification has brought this percentage down from about 70% two years ago, we remain more committed to this category than any other company in the world.

In our view, cereal is the ideal foundation for our portfolio. It is no fad – ready-to-eat cereal consumption has grown steadily for nearly a century, offering consumers good value (low cost per serving), convenience (just add milk), nutrition (grains, vitamins), taste, and variety. It reacts to brand-building efforts, such as advertising and consumer promotion. It generates high profit margins that can fund brand-building investment to sustain growth. For our retail customers, it is one of the most profitable – and most shopped – categories in the store.

It is by no means easy to grow a category as large and established as ready-to-eat cereal. However, in the last two years, we've proven it can be done. In cereal, like virtually every other food category, consumption tends to sag when the brand leaders fail to excite consumers through innovation, advertising, and value-added promotion. Price promotion does not drive cereal consumption; brand-building does. Kellogg has returned to brand-building, changing its focus from discounting prices to adding value for consumers. In 2002, this led to outstanding growth in our U.S. cereal business and a return to growth in our International cereal operations.

## UNITED STATES

Our ability to grow our cereal business has been most evident in the United States, where our cereal sales increased 6% in 2002, on the heels of a 2% gain in 2001. Since this was the first market to implement *Volume to Value*, it is the furthest along in the turnaround and a model for what we can achieve in our other businesses.


U.S. READY-TO-EAT CEREAL
Net Sales Growth
-1%
2%
6%
2000
2001
2002

Better execution and implementing *Volume to Value* boosted sales growth for Kellogg's U.S. cereal business.

Includes sales to the retail channel only.



**Jeff Montie**
*Senior Vice President, President, U.S. Morning Foods*

*"History has shown that brand-building is what grows the cereal category. Adding value to consumers, in the form of exciting innovation, advertising and consumer promotion, and mixing it with superior sales execution, has resulted in profitable growth for Kellogg and our customers."*


Kellogg's




Kellogg's
APPLE JACKS


Kellogg's
Cracklin' Oat Bran


Kellogg's
ALL-BRAN

**U.S. READY-TO-EAT CEREAL**
**Kellogg's % Dollar Share of Category**



34%
33%
32%
31%
30%
2000
2001
2002


Kellogg's dollar share of the U.S. ready-to-eat cereal category has increased for three consecutive years.

Source: Information Resources, Inc.; Food, Drug & Mass channels, excluding Wal*Mart; rolling 52 week periods.



**Quality Control** Two Kellogg employees at our Battle Creek cereal plant check a production run of *Rice Krispies®* cereal. Procedures at our production facilities ensure consistent quality in our products.

A key element to our renewed success in U.S. cereal has been the prioritization of resources. By assessing our strengths and weaknesses in the cereal category, we have allocated our resources to the highest return opportunities. In 2002, this allowed us to grow and gain share with our most profitable brands. This favorable mix shift was reflected in a strong increase in our average selling price in 2002.

A dramatic increase in the frequency and effectiveness of our consumer promotions has been another key to our success. Toys in the box, on-pack DVDs, sweepstakes, and movie tie-ins are examples of adding value for consumers. In 2002, our value-added promotions included tie-ins to major motion pictures like *Spider-Man®*, products based on popular characters like *Scooby-Doo™*, continuity programs like *American Airlines®* miles, and holiday promotions like special Halloween versions of some of our biggest kids' brands. When we add value, we do not have to discount as much. As a result, in 2002, our average price of brands sold on promotion increased.

**U.S. READY-TO-EAT CEREAL**
**Share of Advertising Spending**



Share of Dollar Sales
Share of Ad Spend
31%
30%
32%
33%
33%
37%
2000
2001
2002


More and better advertising contributed to Kellogg's increased share of category sales.

Sources: Information Resources, Inc. Food, Drug & Mass channels, excluding Wal*Mart; Nielsen AdViews. Data for 2002 advertising spending is through October.

Advertising is an important way to grow a category like cereal. We have stepped up our media investment in U.S. cereal, greatly increasing our share of the overall category's advertising. We are not just spending more – we are investing our advertising behind the brands and segments generating the best returns. A perfect example in 2002 was our "Lose 6 Pounds in Two Weeks" advertising campaign, which recommended eating cereal for two meals a day over a two-week period. Largely as a result of the campaign, value-added brands *Special K®* and *Smart Start®* grew 14% and 39%, respectively, in 2002, sustaining growth long after the ad campaign was off the air.



Kellogg's
Special K




Kellogg's
SMART START
Sweet, crunchy flakes
Rice & oat clusters cereal




Kellogg's
Special K
red berries






Kellogg's
FROSTED
Mini-Wheats
BITE SIZE


U.S. READY-TO-EAT CEREAL
% of Sales at Retail by Products Launched in the Last 3 Years
Category
Kellogg
4% 4%
5% 6%
9% 14%
2000
2001
2002

New product leadership is an important part of Kellogg's U.S. cereal growth story.

Source: Information Resources, Inc.; Food, Drug & Mass channels, excluding Wal*Mart.

Innovation excites consumers in the cereal category. In 2002, Kellogg again led all cereal companies in share of category innovation. By prioritizing our resources behind truly differentiated products, our new offerings have commanded premium prices and generated strong profit margins. Introduced in 2001, *Special K®* Red Berries continued to grow rapidly in 2002, even as competitors rushed to launch imitations. We leveraged our long-term alliance with Disney to launch a line of cereals aimed at the kids' segment. The launch of *Scooby-Doo™* cereal capitalized on the release of the movie, and it has continued to gain share. Our *Kashi®* brand, which leads the rapidly growing natural-cereal segment, benefited from two very successful launches, *Heart to Heart™* and *Organic Promise™*.



**Brainstorming** A marketing team from our U.S. Morning Foods division discusses a potential advertising campaign. Effective brand-building requires great ideas and execution.

Sales execution has been another ingredient in our success. Our sales force has been a major driver behind our improved sales mix, by focusing on net sales dollars instead of tonnage volume, and by prioritizing our most profitable brands. An improved lineup of new products and consumer promotions has allowed our sales people to rely less on price discounting. Our addition of over 200 in-store sales representatives in 2001 has already paid off in the form of better customer service and in-store execution.

Brand-building investment and improved execution have a way of breeding further success. We now have access to better promotional properties and licenses. Our retail customers want to work with us more closely, knowing we are investing to grow one of their most profitable categories.



**The Art of the Sale** A sales team maps out the execution of the launch of new *Tony's Cinnamon Krunchers™* cereal. Careful planning is critical to an effective sales effort.

All of these efforts helped us to drive the U.S. cereal category's first year of dollar sales growth since 1999, and we gained nearly a full point of category share. This was our third consecutive year of dollar share improvement in a highly competitive category. Indeed, the category data perfectly describe *Volume to Value* at work. First of all, our base sales, or sales without any price promotion, increased by 6% in 2002; we were the only branded player to grow base sales. These are the most profitable sales we can make, and their growth suggests we were successful


Chocolate
Mud & Bugs
DVD INSIDE


Kellogg's
CORN FLAKES
The Original & Best


Kellogg's
SMACKS
NEMO
WATER TOY INSIDE


Kellogg's
POPS


FROSTED FLAKES
FREE WATCH INSIDE!
WATCH GRATUIT INSIDE!

**U.S. READY-TO-EAT CEREAL CATEGORY**
**2002 Compared to 2001**

| | Kellogg | Rest of Category |
|---|---|---|
| • Value Share | 0.8 pt. | -0.8 pt. |
| • Base Sales | 6% | -1% |
| • Incremental Sales | -4% | 0% |

Kellogg's U.S. cereal share growth in 2002 included a shift to highly profitable base sales and away from incremental - or promoted - sales.

Source: Information Resources, Inc.; Food, Drug & Mass channels, excluding Wal*Mart; 52 weeks ended 12/29/02.

in using innovation and brand-building to excite consumers. Underlying metrics show how we were able to grow our base sales. Our revenue from new products launched over the past three years led the category, our share of the category's advertising grew about 4 points, and our consumer promotions were top tier. Our price on promotions at the retail level averaged 8% higher, even as our display levels remained strong. Clearly, we focused on adding value instead of relying on discounting prices. In fact, our incremental sales, or sales made with some form of price promotion, were down 4%. This is a trade-off we will gladly make.



**Smooth Operators** Plant managers meet daily to review scheduling, production efficiency, and quality control.

## INTERNATIONAL

As in the United States, the cereal category in the core markets of the United Kingdom, Canada, and Australia had softened in recent years in the absence of meaningful brand-building investment.

In 2002, Kellogg International took initial steps to implement *Volume to Value*, and we began to shift resources toward core markets. Value-added consumer promotions were launched with great success, allowing for less price discounting and driving improved growth. Advertising was increased in these markets with improved effectiveness, and innovation also contributed to rejuvenating our sales performance.

**KELLOGG INTERNATIONAL CEREAL NET SALES GROWTH**
**Year-Over-Year % Change in Local Currencies**


2%
5%
3%
First Half 2002
Second Half 2002
Full Year 2002

During the second half of 2002, cereal sales by Kellogg International gained momentum.

In 2002, our United Kingdom business' sales growth was supported by a double-digit increase in brand-building. Our consumer promotions were particularly strong. Examples include our "foot bowls" promotion and a new advertising campaign for *Coco Pops®*. New products like *Hunny B's™, Frosties®* Chocolate, and *Coco Pops Crunchers™* also improved our sales and share performance.

Mexico posted another year of strong sales growth in 2002. In this high-growth market, Kellogg de Mexico continued to outpace the category and grow dollar share. Its share gains were led by the continued success of our weight-loss challenge, a *Tony the Tiger™* insert program, and a World Cup Soccer promotion.


Kellogg's
CRUNCHY NUT
CLUSTERS
Chocolate


Kellogg's
NEW
COCO
POPS
CRUNCHERS


Kellogg's
ALL-
BRAN
Cardio Plus


Kellogg's
SMACKS
375g


Kellogg's
CRUNCHY
NUT
NEW


MEXICO READY-TO-EAT-CEREAL
Kellogg's % Value Share of Category
66%
67%
70%
71%
1999
2000
2001
2002

Kellogg de Mexico posted its third consecutive year of value share growth.

Source: Nielsen. 2002 data is through November.

Throughout the year we were able to launch new products like Striped *Froot Loops®*, *Zucaritas® with Energy Bolts™*, and *Special K® Red Berries*, which complement our existing strong brands.

Canada's sales continued to grow in 2002. Value-added consumer promotions, such as *Star Wars™* and *Simpsons™* insert programs and a "watch in the box" campaign, were launched with great success. This value-adding strategy was reflected in a favorable pricing and mix contribution.



**Alan Harris**
*Executive Vice President, President, Kellogg International*

***"All over the world, Kellogg's® is considered a local brand that stands for wholesome, fun food. Following the Volume to Value model that was so successful in the U.S., we are exciting consumers and improving our financial performance in key markets across the globe."***

Australia's sales growth in 2002 was primarily driven by extending our biggest brands through launches like Humungo *Froot Loops®* and new *Nutri-Grain® Choc Malt*. We leveraged properties like *Disney®* to deliver value-added consumer promotions, and for the first time, we offered on-pack CD-rom games. Increased advertising behind key brands also helped drive strong consumption growth.

It is early, but the results are encouraging. In 2002, our International cereal sales grew over 3% in local currencies. By the second half of the year, our cereal operations in each of our largest International markets – Australia, Canada, Mexico, and the United Kingdom – experienced improved sales and share performance. The strategy of adding value instead of discounting price was reflected in strong pricing and mix contribution in each market.

### OUTLOOK FOR 2003

We demonstrated in 2002 that we can grow our cereal business, and we will do so again in 2003. While we do not expect to sustain the notably high growth rates of 2002, our performance clearly indicates that we are executing better and have enhanced our competitiveness in this category.

In the United States, we have what may be our most exciting lineup of new products and promotions yet. Already, we have launched *Fruit Harvest™*, an adult-targeted, great-tasting line of cereals using the same high quality dried fruit as *Special K®* Red Berries. We added to the Disney line with cocoa-flavored *Mud & Bugs™*, and introduced another kids-targeted cereal, *Smorz™*. New *Tony's Cinnamon Krunchers™* gives us a delicious cinnamon-flavored offering and leverages the brand power of *Tony the Tiger™*. Consumer promotions will include toys in the box, like Disney bobblehead figures and *Cartoon Network®* spinning tops. We should have at least one movie tie-in with the live-action version of *Dr. Seuss' The Cat in the Hat®*. Comparisons will be difficult given the unusually strong sales performance we posted in 2002, but we will continue to grow this business.

Kellogg International will also grow its cereal business in 2003, carrying on the momentum generated in 2002. Innovation and brand-building will help drive growth in our most important brands, which should also lift the division's pricing and mix contribution. Many key markets will begin to receive increased resources and continue to roll out *Volume to Value*.




NEW!
TONY'S
CINNAMON
KRUNCHERS


Kellogg's
Complete
Oat Bran


Kashi
Organic Promise
Cranberry Sunshine


Kashi
Organic Promise
Strawberry Fields

# EXPAND SNACKS


Snacks
32%
Cereal
53%
15%
Other

Increasingly, consumers all over the world are turning to convenient, portable snacks to sustain the energy they need to get through their busy days. Kellogg's wholesome snacks business, with well-known brands like *Nutri-Grain®* and *Rice Krispies Treats®*, started as a logical extension to our cereal business several years ago. Today, these wholesome snack products generate about $550 million of net sales worldwide. In 2001, we significantly enhanced our snacking portfolio, scale, and expertise with the acquisition of Keebler's $2 billion crackers and cookies business in the United States. In total, snacks now account for about a third of our Company's total sales. We are extremely well-positioned to capitalize on snacking trends by expanding this business further. Specifically, we feel we have three distinct competitive advantages in the snacks arena:

**In Our Aisle.** Snacks not only leverage our expertise in grain- and fruit-based foods, but they also respond to what we do best – brand-building, innovation, and sales execution. In addition, wholesome snacks are typically in the same aisle of the store as our cereal products, enhancing our importance to our customers and increasing the effectiveness of our sales effort.

**Powerful, Expandable Brands.** The *Kellogg's®* trademark and related brands already enjoy strong awareness and trust by consumers. Originally cereal brands, the *Nutri-Grain®* and *Rice Krispies®* names transitioned easily to wholesome snacks. In 2002, our brands' awareness allowed us to launch *Special K™* Bars without significant up-front marketing investment – consumers already knew *Kellogg's® Special K®* cereal, and the healthy, weight-control position of the brand. Meanwhile, Keebler's *Hollow Tree®* and Elves represent fun and indulgence, giving immediate recognition and acceptance for its various cookies and crackers products. Several other of our cookie and cracker brands hold unique positioning in consumers' eyes. Examples include *Murray's®* Sugar Free cookies, *Famous Amos®* ultra-indulgent cookies, *Sunshine®* and its powerful *Cheez-It®* crackers, and *Austin®* single-serve cookies and crackers. All of these brands can be leveraged, offering opportunities to excite consumers and drive the franchise to higher sales and profit.

**Direct Store Door Distribution.** DSD is a relatively expensive way to distribute products, and building a DSD system requires significant time and capital. Thanks to the acquisition of Keebler, we already own the third largest DSD system in the U.S. packaged food industry. The economics of DSD are favorable for impulse-driven products, which thrive on in-store merchandising, and freshness-driven products, which benefit from shelf rotation and faster turns.



**David Mackay**
*Executive Vice President, President, Kellogg USA*

***"I'm excited about the prospects for this business. We have the brands and the DSD system. Now we are adding the brand-building and innovation. Our cookies and crackers businesses have taken a couple of years off from this kind of activity, and our wholesome snacks business is ripe with innovation opportunities. We are positioned to be a premier snacks company."***


new!
CHEEZ-IT
Cheddar Jack


Fudge Shoppe
Clusters


Nutri-Grain
18 Pouches


NEW
RICE KRISPIES
TREATS
8 bars


FROSTED
FLAKES

It is well known that this is the best mode of distribution for cookies and crackers, but in 2002 we demonstrated that this system can also work for our wholesome snacks. No other manufacturer uses DSD in the wholesome snacks aisle, giving us a distinct advantage not only for in-store merchandising, but also for launching new products economically. In 2002, we leveraged DSD by expanding the *Nutri-Grain®* line and launching a new wholesome snack, *Special K®* Bars.



**Directly to the Store** Direct store door distribution improves our ability to provide customer service, rotate our products, and create in-store displays that excite consumers.

## UNITED STATES

Whether consumers are looking for something indulgent, like *Keebler®* cookies; something savory, like *Keebler®* and *Sunshine®* crackers; or something a little healthier, like *Nutri-Grain®* bars, our portfolio can meet their needs. Indeed, the advantages of our diversified portfolio were evident in 2002, when softness in the cookie and cracker categories was offset by strength in our wholesome snacks sales.

Our U.S. snacks business is currently undergoing a strategic transition. In contrast to the acquire-and-integrate strategy Keebler followed as a stand-alone company, it now must grow internally. This means shifting away from a singular dependence on in-store merchandising and toward more brand-building and innovation. Access to Kellogg's resources and expertise in these activities will speed the transformation. We've already seen evidence this new approach works. In 2002, resumed advertising and innovation helped boost *Cheez-It®* sales by 10%, despite formidable challenges by competitors. This strategic shift commenced in early 2003, and while we do not expect it to be completed until 2004, we should see signs of progress this year. Our cookie and cracker brands will be supported with much more brand-building activity, and we will launch numerous new products. In wholesome snacks, a category that increased at a high single-digit rate in 2002, we have only scratched the surface of our potential. With DSD and strong, expandable brands, we expect to grow our existing snack products, while broadening the portfolio to capture additional growth. We are certainly off to a good start. Our *Nutri-Grain®* franchise grew by more than 25% in 2002, through the strength of our DSD system and new products, such as *Nutri-Grain®* Yogurt bars and *Nutri-Grain®* Minis.

**KELLOGG SNACK SALES AT RETAIL**
**Year-Over-Year % Change**

| | |
|---|---|
| • Cookies | -2% |
| • Crackers | 0% |
| • Wholesome Snacks | 21% |
| Total | 2% |

Innovation and DSD drove solid growth for wholesome snacks, while selective investment kept biscuits stable.

Source: Information Resources, Inc.; Food, Drug & Mass channels, excluding Wal*Mart; 52 weeks ended 12/29/02.

## INTERNATIONAL

A few years ago we attempted to roll out snack products to as many International markets as possible, only to realize our resources were being spread too thinly. Today, we are prioritizing our resources, investing in snacking categories only within core markets where we have scale and, therefore, sufficient returns on investment. These core markets –


Murray
Sugar Free
Double Fudge
Murray
Sugar Free
Cappuccino


CLUB
ORIGINAL


NEW
DOUBLE STUFFED
E.L. Fudge


Harvest
Bakery
CRACKERS
Rye


Special K
Bar
Blueberry

notably Australia, Canada, Mexico, and the United Kingdom – are ripe with opportunity for our snack products. As in the United States, consumers in these countries have increasingly demanded portable snacks. Because of the strong heritage of our brands, we have a competitive advantage in pioneering the wholesome snacks category in these markets.

In the United Kingdom, where *Nutri-Grain®* bars are already a category leader, we have added several new products in the last couple of years. *Nutri-Grain® Elevenses®*, for example, is a breakfast snack that is gaining share. Real Fruit *Winders®* is Kellogg's first entry into fruit snacks, and this franchise continued to grow in 2002 due to line extensions and an innovative multi-media marketing campaign. The *Special K®* bar was successfully launched in multiple European markets in 2001.


KELLOGG INTERNATIONAL SNACKS
NET SALES GROWTH
Year-Over-Year % Change in Local Currencies
18%
7%
7%
2000
2001
2002
Focusing on core markets improved our returns and drove growth for snacks in Kellogg International.

In Canada, we added several snack products in 2002, complementing *Nutri-Grain®* bars and *Rice Krispies Treats®* with *Special K®* bars and *Vector®* energy bars.

In Australia, snack sales grew more than 10% in 2002. We continued to expand the sales of Healthy Snack People, which we acquired in 2000. This business, along with our existing line of *K-time®* bars, gives us a solid snacking business in this country.

In Mexico, where we use a DSD system, we have sold *Nutri-Grain®* bars for several years. We recently launched *Special K™* bars and cereal-and-milk bars. We introduced cookies in 2002, leveraging Keebler's expertise. The launch of *All-Bran™* cookies looks notably promising, and we continue to look for more snack food opportunities in this core market.

**OUTLOOK FOR 2003**

In 2003, we expect to generate solid growth in snacks. In the United States, wholesome snacks will continue to benefit from the launch of new products, such as cereal-and-milk bars. Cookies and crackers should resume growth as they return to brand-building and innovation activity. In our core International markets, we will continue to expand our snacks portfolios, helping to drive category growth and build our scale toward higher returns on investment. We have a strong pipeline of products slated for introduction in our core markets in 2003.



**Differentiation** New products fail if they do not deliver differentiation versus competing products. At our W.K. Kellogg Institute for Food and Nutrition Research, our food scientists collaborate and experiment in a state-of-the-art facility that gives Kellogg a competitive advantage.


Fudge Shoppe
Clusters


Winders


Nutri-Grain


FROSTIES


Sandies
Swirl

# PURSUE PROFITABLE GROWTH



Snacks 32%
Cereal 53%
15% Other


The remaining 15% of our portfolio's sales comes from a handful of businesses, principally in the United States, that provide us with good profitability and pockets of exceptional growth. Like our cereals and snacks, these are grain-based foods with strong profit margins and opportunities for growth.

*Pop-Tarts®* is our single largest brand in the United States, and it has posted nearly 20 consecutive years of growth. In 2002, we updated its packaging and re-launched a more indulgent version of *Pop-Tarts®* called *Snak Stix®*, which is aimed at expanding afternoon consumption among teens. In 2003, we plan to excite consumers with the launch of more new products, starting with *Pop-Tarts® Yogurt Blasts™*.

*Kashi®* non-cereal products are composed principally of the *GoLean®* line of natural weight-control bars. By adding distribution and new varieties, this line experienced exceptional growth in 2002. The brand has become so strong that we were able to extend it well beyond snack bars. Leveraging the expertise and production of *Keebler®* and *Eggo®*, we launched *Kashi TLCs™* (Tasty Little Crackers) and *GoLean™* Frozen Waffles. Clearly this is an expandable brand in a rapidly growing category.

We have a strong frozen foods business in the United States and Canada. *Eggo®* is a breakfast icon and an unquestioned leader in frozen waffles. In 2002, we focused on improving its cost structure. Going forward, we plan to inject excitement into the category through innovation and consumer promotion. This business can generate profitable growth through innovation, marketing, and a focus on margins.

**KELLOGG'S OTHER U.S. BUSINESSES NET SALES GROWTH**
**Year-Over-Year % Change**



3%
8%
5%
2000
2001
2002


Innovation and added scale from prior years' acquisitions led to continued solid growth in our other U.S. businesses.

Worthington Foods, best known for its *Morningstar Farms®* brand of meat alternatives, also posted solid growth in 2002, aided by new products and expanded distribution. A consumer trend toward meatless diets suggests plenty of room for innovation in this area. The frozen veggie foods category is growing rapidly and, as a result, *Morningstar Farms®* is one of our fastest growing businesses.

Alternate channels also present growth opportunities. In the United States, the addition of in-store representatives has boosted our growth in the convenience-store channel, and we are leveraging our increased snacks scale in vending.

The combination of the Kellogg and Keebler businesses in the foodservice channel has created an operation with greater scale and a broader portfolio. In addition, we have launched new products specifically designed for this channel, including our highly successful cereal-in-a-cup. The result has been meaningful share gains in the foodservice channel, both in cereal and in biscuits.



Snak Stix
Snak Stix
Pop Tarts
new! Kashi
TLC
new! Kashi
TLC
new! Kashi
TLC
Morningstar
Chik'N Pot Pie
Sloppy Joe

Sales growth for our U.S. Food-Away-From-Home division has come at a time when the foodservice channel was slowed by a downturn in the economy. We will continue to innovate in this channel, including the customization of products for select foodservice distributors and chain accounts. We will also pursue alliances, such as the *Rothbury Farms®* croutons partnership we entered into in 2002. In our International markets, we have built a $100 million foodservice business in just a few years. This, too, offers opportunity for growth.



**Janet Kelly**
*Executive Vice President, Corporate Development and Administration, General Counsel and Secretary*

***"Our business model does not require large acquisitions to achieve sustainable growth; small, add-on acquisitions can give us scale and add capabilities to existing businesses. Meanwhile, alliances can be a capital-efficient way to leverage properties or capabilities."***

## OUTLOOK FOR 2003

In 2003, these businesses should continue to provide a source of steady profitability, as well as better-than-average growth. We will also look for growth externally. We do not envision another large, transformational acquisition like Keebler over the next three years. However, especially in core markets, we will consider smaller acquisitions that can add to our cereal or snack portfolio. Such acquisitions can give us new capabilities or add scale to existing strengths, and even small ones can make a real difference.

Strategic alliances, such as the one we have with Disney, will also be important. The *Kellogg's®* brand attracts the best partners, and our promotional alliances are a true competitive advantage. We have the know-how and a strong track record; now we have the opportunity to leverage these alliances across more of our categories and business units.


KASHI
NET SALES
$ Millions
120
100
80
60
40
20
0
1999
2000
2001
2002

Even small acquisitions can create great value. Kashi has experienced explosive growth since we acquired it in June 2000.


Grab A
Breakfast To Go!
Kellogg's

**Off the Rack** Innovative packaging and consumer-friendly displays have helped lift *Kellogg's* growth in the food-away-from-home channels.


TABASCO
POPCORN


Pop-Tarts
Chocolate Chip


Kashi
GOLEAN
original


Eggo
New!


Eggo

# VOLUME TO VALUE


Expand Gross Profit Margin
Increase Brand-Building
Drive Innovation
Improve Mix
Grow Net Sales
VOLUME to VALUE

*Volume to Value* is one of our key operating principles. It means adding value for the consumer to achieve higher dollar sales and profit, rather than pushing volume through discounting. In our view, *Volume to Value* is the best way to produce sustainable, profitable growth. In addition, it is a logical and simple financial model giving everyone in our organization clear and measurable objectives. If we achieve these financial objectives, a profitable cycle can be sustained.

**Expand Gross Profit Margin.** The cycle starts with our gross profit margin, which measures the underlying profitability of our products. In 2002, we focused on selling more of our most profitable brands, including new offerings carrying higher margins. In addition, we continued to find new ways to improve productivity, and we realized additional cost savings from the Keebler acquisition. The results were outstanding. Our gross profit margin improved by more than a percentage point in 2002, when we exclude the rise in certain consumer promotions that are now accounted for within gross profit. In 2003, we expect a slight improvement in gross profit margin, as efforts to reduce our cost structure and improve our mix help offset higher commodity costs and benefits expense.

**IMPROVING GROSS PROFIT MARGIN***
**Excluding Consumer Promotions**


45.2%
45.1%
46.1%
2000
2001
2002

Implementing *Volume to Value* helped improve Kellogg's gross profit margin in 2002.

*2000 and 2001 gross margins are adjusted to exclude amortization eliminated by SFAS No. 142.



**King Pouw**
*Executive Vice President, Operations and Technology*

***"Throughout our organization we are committed to finding ways to increase our underlying profitability. In recent years, we have dramatically improved our procurement processes and created production and logistics efficiencies. We will continue to generate savings, and all new products will be assessed for their ability to generate superior margins and utilize our existing asset base."***

**Invest in Brand-Building.** Gross profit is what funds our brand-building investment. Our reported gross profit margin would have been even higher in 2002, had it not been for an increase in value-added promotions. These promotions, such as on-pack CDs and in-the-box toys, are important brand-building activities, and under new accounting standards, they are now included in cost of goods sold.


CHEEZ-IT


ZUCARITAS


Eggo
WAF-FULLS
Strawberry
Filled Waffles
NEMO


HELP!


Lose up to 6 lbs in 2 Weeks

Improved profitability allowed us to increase advertising and other consumer promotions, as well. In 2002, we increased our total local currency brand-building investment by 8% on a comparable basis. However, we didn't simply increase our advertising and promotion spending – we also improved its effectiveness, as reflected in our accelerated sales and profit growth.

**INVESTING IN OUR BRANDS**
**2002 ADVERTISING AND CONSUMER PROMOTION**
**Year-Over-Year % Change in Local Currencies, Comparable Basis***


13%
8%
4%
U.S.
International
Total

An improved gross profit margin allowed us to boost our brand-building investment in 2002.

*Comparable basis adjusts for the impact of acquisitions and divestitures.

Our brand-building efforts complemented the launch of innovative products. These new products are differentiated, designed to excite the consumer and generate above-average profitability. They were successful. In 2002, new products helped drive growth in virtually all of our businesses.

Our realistic targets and focus on gross profit margin should allow us to continue to increase our brand-building investment at a rate exceeding our sales growth in 2003 and beyond.

**Drive Net Sales Growth.** Volume is only one component of net sales, which is the far more important measure of top-line growth. We absolutely must continue to create the ideas, products, and marketing programs that excite consumers and lead to volume growth. However, an equally important component is our average price. This does not mean simply raising list prices. It means adding enough value, through innovation and brand-building, to shift our mix toward our most profitable brands and to allow us to lessen our price discounts.

In 2002, we prioritized brand-building and innovation investments behind brands and products that could give us the highest sales and profit. This created a favorable sales mix and higher average pricing, lifting our internal net sales growth to 4% in 2002. This was better growth than we had experienced in the previous couple of years, and it was higher than our peer group average. In 2003, this focus on value instead of volume should allow us to deliver on our long-term target of low single-digit net sales growth.

**INTERNAL NET SALES GROWTH***
**Year-Over-Year % Change**


4%
1%
1%
2000
2001
2002

A favorable sales mix and higher average pricing lifted our internal net sales growth in 2002.

*Excludes year-over-year impact of acquisitions, divestitures, foreign currency translation, and 2001 Keebler integration impact.


Nutri-Grain
Yogurt Bars
24 BARS
CHEEZ-IT
CHEESE
New
CHEEZ-IT
Parmesan & Garlic
Eggo
Chocolate Chip
New!
Fruit Harvest

# MANAGE FOR CASH



Grow Net Earnings
Reduce Working Capital
Prioritize Capital Expenditures
Improve Financial Flexibility
Increase Return on Invested Capital
MANAGE for CASH


*Manage for Cash* focuses the organization on driving cash flow. Cash can enhance our financial flexibility, and cash can be reinvested in the Company or returned to share owners as dividends.

As with *Volume to Value,* our *Manage for Cash* principle requires continuous attention to several key metrics that sustain a virtuous cycle. One of the most important changes we made to our Company was assigning ownership of cash flow to each of our business units, as well as making cash flow a key determinant of incentive compensation. These changes resulted in a significantly enhanced focus on the key metrics of this *Manage for Cash* cycle.

**IMPROVING CORE WORKING CAPITAL***
**As % of Net Sales**



10.7%
11.7%
11.8%
9.9%
8.8%
1998
1999
2000
2001
2002


Reducing core working capital has helped Kellogg increase its cash flow.

*Based on last 12 monthly periods' average trade receivables, inventory, and trade payables, divided by full-year net sales.

**Core Working Capital.** Core working capital – trade receivables and inventory, less trade payables – ties up cash, and our managers have the ability and responsibility to reduce it. We measure core working capital as a percent of net sales, and we have made excellent progress on this measure over the last two years. In 2002, our core working capital was 8.8% of net sales, down from 9.9% in 2001 and 11.8% in 2000.

**DISCIPLINED CAPITAL EXPENDITURES**
**As % of Net Sales**



6.1%
4.3%
3.8%
3.7%
3.1%
1998
1999
2000
2001
2002


Careful prioritization of resources has enabled the Company to reduce capital expenditures as a percentage of sales.

**Capital Expenditures.** We have become more disciplined on capital expenditures over the last couple of years. Based on our analysis, capital expenditures at 3% of net sales should be adequate to maintain our assets, remain cost-competitive, keep up with technological advances, and allow for growth. The key is to prioritize resources for projects with the fastest and largest cash paybacks, to design new products and product enhancements that utilize existing capacity, and to continuously improve our productivity. We expect capital expenditures to be about 3% of net sales again in 2003.



Sandies
PECAN SHORTBREAD




Eggo
Pancakes




Sunshine
CHEEZ-IT
Hot & Spicy
TABASCO




Kellogg's
RICE KRISPIES


CASH FLOW
$ Millions
346
529
650
856
1,000
Benefit Plan Contributions*
746
98
99
00
01
02

Higher earnings, combined with reductions in working capital and capital expenditures as a percent of net sales, resulted in another year of outstanding cash flow.

* Voluntary Year-End Contributions

*Manage for Cash* has produced exceptional cash flow over the last two years. Our cash flow in 2002 allowed us to pay down over $500 million of debt and make $254 million in voluntary after-tax contributions to our pension and other postretirement funds. Clearly, this focus on cash flow is improving our financial flexibility.


TOTAL DEBT OUTSTANDING
$ Billions
6.8
6.2
5.7
3/31/01
12/31/01
12/28/02

Strong cash flow has enabled the Company to quickly lower its debt outstanding since the Keebler acquisition in March 2001.

**Return on Invested Capital.** This is a measure of how efficiently we are allocating our capital. As *Volume to Value* continues to produce higher earnings, and *Manage for Cash* holds down our working capital and capital expenditures, our return on invested capital will improve. Indeed, in 2002 our ROIC began to improve not only year-over-year, but sequentially, as well. Higher returns on our invested capital should help earnings in the future, renewing the sustainable *Manage for Cash* cycle.



**John Bryant**
*Executive Vice President, Chief Financial Officer*

*"Today there is far more focus on cash flow than ever before. By giving business units accountability for cash flow, and making cash flow a component of individuals' incentive compensation, everyone in the organization is committed to finding ways to turn profit into cash more quickly. This is allowing us to improve our financial flexibility, which will contribute to making us a more dependable company in the future."*



**Full Disclosure** Members of our legal, accounting, treasury, and investor relations departments meet regularly to ensure that our financial position and results are disclosed in a manner that is fair, full, and transparent.


Kellogg's
NUTRI-GRAIN


Kellogg's
CORN FLAKES


ROASTED HERB CHIK'N


MORNINGSTAR
GRILLERS



# KELLOGG VALUES

Our most important asset is our people. To allow them to reach their potential, we must foster a positive work environment. A key element of this work environment is the strong set of values that Kellogg Company has always practiced. In 2002, we formally updated our Kellogg Values. They state our expectations about how we will act toward the Company, how we will treat each other, and how we will represent the Company. They preserve what is precious about our heritage, while freeing us to continue to improvise, improve, and innovate. We believe a company with the right strategy, the right people, and the right values will deliver dependable performance over time.

### We Act With Integrity And Show Respect

- Demonstrate a commitment to integrity and ethics
- Show respect for and value all individuals for their diverse backgrounds, experience, styles, approaches and ideas
- Speak positively and supportively about team members when apart
- Listen to others for understanding
- Assume positive intent

### We Are All Accountable

- Accept personal accountability for our own actions and results
- Focus on finding solutions and achieving results, rather than making excuses or placing blame
- Actively engage in discussions and support decisions once they are made
- Involve others in decisions and plans that affect them
- Keep promises and commitments made to others
- Personally commit to the success and well being of teammates

### We Are Passionate About Our Business, Our Brands And Our Food

- Show pride in our brands and heritage
- Promote a positive, energizing, optimistic and fun environment
- Serve our customers and delight our consumers through the quality of our products and services
- Promote and implement creative and innovative ideas and solutions
- Aggressively promote and protect our reputation

### We Have The Humility And Hunger To Learn

- Display openness and curiosity to learn from anyone, anywhere
- Solicit and provide honest feedback without regard to position
- Personally commit to continuous improvement and be willing to change
- Admit our mistakes and learn from them
- Never underestimate our competition

### We Strive For Simplicity

- Stop processes, procedures and activities that slow us down or do not add value
- Work across organizational boundaries/levels and break down internal barriers
- Deal with people and issues directly and avoid hidden agendas
- Prize results over form

### We Love Success

- Achieve results and celebrate when we do
- Help people to be their best by providing coaching and feedback
- Work with others as a team to accomplish results and win
- Have a "can-do" attitude and drive to get the job done
- Make people feel valued and appreciated
- Make the tough calls


SNAP
CRACKLE
POP
TONY





**Larry Pilon**
*Executive Vice President, Human Resources*

***"Relatively new to Kellogg, it didn't take me long to realize that there is a special culture here. The Values are taken very seriously, mixing a commitment to hard work and success with values of honesty and integrity. Kellogg strives to be an employer of choice, and it truly is a great place to work."***

# Management's Discussion and Analysis

## Kellogg Company and Subsidiaries

### Results of operations

#### *Overview*

Kellogg Company is the world's leading producer of cereal and a leading producer of convenience foods, including cookies, crackers, toaster pastries, cereal bars, frozen waffles, meat alternatives, pie crusts, and ice cream cones. Kellogg products are manufactured and marketed globally. Our Company is managed in two major divisions – the United States and International – with International further delineated into Europe, Latin America, Canada, Australia, and Asia. This organizational structure is the basis of the operating segment data presented in this report.

Over the past three years, we have transformed our Company to align with key operating principles first adopted in late 2000. These principles emphasize a stricter prioritization for resource allocation to the United States and our other core markets, a stronger emphasis on cash flow, and a focus on net sales value over shipment volume. This focus drives gross margin expansion to fund marketing investment. We believe the progression of our financial performance over this three-year period reflects both the significant transition we have undertaken and, more importantly, the ultimate success of our growth strategy.

During 2000, to facilitate resource prioritization, we reorganized our company from four operating areas into two divisions – U.S. and International. As a result, we initiated restructuring actions around the world to support our strategy and new organization, including staff reductions in our global organization, rationalization of international convenience foods capacity, and restructuring of various non-core markets to improve return on investment. In addition to the disruption of this significant restructuring, we faced many financial challenges in 2000 such as softness in our U.S. convenience foods business, higher energy prices and interest rates, weak foreign currencies, and inventory write-offs in Southeast Asia. Despite these challenges, we were able to deliver net earnings growth through manufacturing efficiencies, reduced advertising and overhead expenses, and recognition of benefits related to U.S. tax credits.

During 2001, our Company experienced a significant transition related to the acquisition and integration of Keebler Foods Company (the "Keebler acquisition"), as well as the fundamental refocus of our business model. While net earnings were dampened by increased interest and tax expense, and other short-term financial impacts of this transition, we achieved three important goals during 2001: increased dollar share in the U.S. cereal category; pricing and mix-related improvements in gross profit margin; and the highest cash flow (net cash provided from operating activities less expenditures for property additions) to date in our Company's history.

Building on the groundwork laid in 2000 and 2001, our Company in 2002 established a trend of solid performance in several key metrics: internal sales growth, expansion of gross profit margin, and continued strong cash flow. We believe improved execution, increased brand-building investment, and a focus on value over volume were important drivers of this performance.

The following items affect the comparability of current and prior-year results:

- On January 1, 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 142 "Goodwill and Other Intangible Assets." Under the provisions of this standard, substantially all of our amortization expense was eliminated in periods subsequent to adoption. Management's measure of operating segment profitability has been restated for all prior years to conform to the current-year presentation.
- Sales and operating profit for 2001 were reduced by the financial impact of Keebler integration activities.
- Operating profit for 2001 and 2000 included restructuring charges related to implementing our operating principles and preparing Kellogg for the Keebler integration.
- During 2001, net earnings included an extraordinary loss related to extinguishment of long-term debt and a charge for the cumulative effect of an accounting change.

Reported results are reconciled to adjusted results, as follows:

| Net earnings *(millions)* | | | | *Change vs. prior year* | |
|---|---|---|---|---|---|
| | **2002** | 2001 | 2000 | **2002** | 2001 |
| Reported consolidated results | **$720.9** | $473.6 | $587.7 | **52.2%** | –19.4% |
| Restructuring charges, net of credits | – | 20.5 | 64.2 | | |
| Integration impact | – | 46.2 | – | | |
| Amortization eliminated by SFAS No. 142 | – | 85.0 | 9.6 | | |
| Extraordinary loss | – | 7.4 | – | | |
| Cumulative effect of accounting change | – | 1.0 | – | | |
| Adjusted consolidated results | **$720.9** | $633.7 | $661.5 | **13.8%** | –4.2% |

| Net earnings per share | | | | *Change vs. prior year* | |
|---|---|---|---|---|---|
| | **2002** | 2001 | 2000 | **2002** | 2001 |
| Reported basic net earnings per share | **$1.77** | $1.17 | $1.45 | **51.3%** | –19.3% |
| Dilution impact | **(.02)** | (.01) | – | | |
| Reported diluted net earnings per share | **$1.75** | $1.16 | $1.45 | | |
| Restructuring charges, net of credits | – | .05 | .16 | | |
| Integration impact | – | .11 | – | | |
| Amortization eliminated by SFAS No. 142 | – | .21 | .02 | | |
| Extraordinary loss | – | .02 | – | | |
| Cumulative effect of accounting change | – | – | – | | |
| Adjusted consolidated results | **$1.75** | $1.55 | $1.63 | **12.9%** | –4.9% |

For 2002, the increase in adjusted net earnings per share of $.20 was comprised of $.16 of business growth, $.09 from a reduced effective income tax rate, $.02 from favorable legal settlements during the first quarter, and $.01 from favorable foreign currency movements, partially offset by $.06 from increased interest expense and $.02 related to an increase in diluted shares outstanding versus the prior year.

For 2001, the decrease in adjusted earnings per share of $.08 was primarily the result of $.34 from incremental interest expense, $.17 from a higher effective tax rate, and $.07 from unfavorable foreign currency movements. This was offset by $.50 from business growth, including the results of the Keebler business.

## Net sales and operating profit

### 2002 compared to 2001

The following tables provide an analysis of net sales and operating profit performance for 2002 versus 2001:

| (dollars in millions) | United States | Europe | Latin America | Other operating (g) | Corporate | Consolidated |
|---|---|---|---|---|---|---|
| **2002 net sales** | **$5,525.4** | **$1,469.8** | **$631.1** | **$677.8** | **$–** | **$8,304.1** |
| **2001 net sales (a)** | **$4,889.4** | **$1,360.7** | **$650.0** | **$648.3** | **$–** | **$7,548.4** |
| % change - 2002 vs. 2001: | | | | | | |
| Volume | .3% | – | .1% | -3.2% | – | -.2% |
| Pricing/mix | 3.8% | 2.4% | 6.6% | 5.6% | – | 4.2% |
| **Subtotal - internal business** | **4.1%** | **2.4%** | **6.7%** | **2.4%** | **–** | **4.0%** |
| Integration impact (b) | .4% | – | – | – | – | .2% |
| Acquisitions & dispositions (c) | 8.5% | – | – | – | – | 5.5% |
| Foreign currency impact | – | 5.6% | -9.6% | 2.2% | – | .3% |
| **Total change** | **13.0%** | **8.0%** | **-2.9%** | **4.6%** | **–** | **10.0%** |

| (dollars in millions) | United States | Europe | Latin America | Other operating (g) | Corporate | Consolidated |
|---|---|---|---|---|---|---|
| **2002 segment operating profit** | **$1,073.0** | **$252.5** | **$170.1** | **$104.0** | **($91.5)** | **$1,508.1** |
| 2001 operating profit (d) | $745.5 | $245.8 | $170.7 | $101.6 | ($95.7) | $1,167.9 |
| Restructuring charges (e) | 29.5 | (.2) | (.1) | 1.4 | 2.7 | 33.3 |
| Amortization (f) | 100.5 | – | .5 | .1 | 2.5 | 103.6 |
| **2001 segment operating profit** | **$ 875.5** | **$245.6** | **$171.1** | **$103.1** | **($90.5)** | **$1,304.8** |
| % change – 2002 vs. 2001: | | | | | | |
| **Internal business** | **10.6%** | **-3.1%** | **4.9%** | **-1.4%** | **-10.5%** | **6.4%** |
| Integration impact (b) | 8.7% | – | – | – | 9.4% | 6.3% |
| Acquisitions & dispositions (c) | 3.3% | – | – | – | – | 2.3% |
| Foreign currency impact | – | 5.9% | -5.5% | 2.2% | -.1% | .6% |
| **Total change** | **22.6%** | **2.8%** | **-.6%** | **.8%** | **-1.2%** | **15.6%** |

(a) 2001 net sales restated for the retroactive application of EITF No. 01-09. Refer to Note 1 within Notes to Consolidated Financial Statements for further information.

(b) Impact of Keebler integration activities during 2001. Refer to discussion of results of operations in paragraphs following these tables for further information.

(c) Impact of results for the first twelve weeks of 2002 from Keebler Foods Company, acquired in March 2001; and impact of results for the comparable 2001 period subsequent to the April 29, 2002, divestiture of the Bake-Line private label business.

(d) 2001 U.S. operating segment profitability restated for an internal reallocation of overhead between corporate and U.S. operations.

(e) Refer to "Restructuring and other charges" section beginning on page 24 for further information.

(f) Pro forma impact of amortization eliminated by SFAS No. 142. Refer to Note 1 within Notes to Consolidated Financial Statements for further information.

(g) Includes Canada, Australia, and Asia.

During 2002, we achieved strong internal sales growth of 4% on a consolidated basis, resulting primarily from pricing and mix improvements in all operating segments. U.S. net sales in the retail cereal business increased approximately 6% and total international sales increased over 3% in local currencies. Adjusting the prior period to a comparable basis for the impact of acquisitions, divestitures, and Keebler integration activities, U.S. net sales in the retail snacks business increased nearly 1%, as a double-digit increase in sales of our wholesome snack products offset a decline in cookie and cracker sales. We believe this decline was primarily a result of weak consumption in the cookie and cracker categories throughout the year and our decision to cancel an end-of-year sales force incentive in order to improve efficiencies in our direct store door (DSD) delivery system.

During 2002, consolidated and U.S. internal operating profit increased approximately 6% and 11%, respectively. Total international local currency operating profit was approximately even with the prior year, held down by a double-digit increase in marketing investment to drive core market sales growth.

During 2001, sales and operating profit were reduced by the financial impact of Keebler integration activities ("integration impact"). This integration impact consisted primarily of 1) the sales and gross profit effect of lowering trade inventories to transfer our snack foods to Keebler's DSD system during the second quarter, 2) direct costs for employee incentive and retention programs, employee separation and relocation benefits, and consulting contracts, and 3) impairment and accelerated depreciation of software assets being abandoned due to the conversion of our U.S. business to the SAP system. We estimate that these activities reduced net sales by $17.8 million, increased cost of goods sold by $5.6 million, and increased selling, general, and administrative expense by $51.0 million, for a total 2001 operating profit reduction of $74.4 million.

### 2001 compared to 2000

The following tables provide an analysis of net sales and operating profit performance for 2001 versus 2000:

| (dollars in millions) | United States | Europe | Latin America | Other operating (g) | Corporate | Consolidated |
|---|---|---|---|---|---|---|
| **2001 net sales (a)** | **$4,889.4** | **$1,360.7** | **$650.0** | **$648.3** | **$ –** | **$7,548.4** |
| **2000 net sales (a)** | **$3,263.6** | **$1,462.2** | **$624.3** | **$716.1** | **$20.5** | **$6,086.7** |
| % change - 2001 vs. 2000: | | | | | | |
| Volume | .8% | -6.8% | 1.8% | -1.7% | – | -1.4% |
| Pricing/mix | 1.9% | 4.6% | 3.0% | -.7% | – | 2.3% |
| **Subtotal - internal business** | **2.7%** | **-2.2%** | **4.8%** | **-2.4%** | **–** | **.9%** |
| Integration impact (b) | -.6% | – | – | – | – | -.3% |
| Acquisitions (c) | 47.7% | – | – | .6% | – | 25.6% |
| Foreign currency impact | – | -4.7% | -.7% | -7.7% | – | -2.2% |
| **Total change** | **49.8%** | **-6.9%** | **4.1%** | **-9.5%** | **–** | **24.0%** |

| (dollars in millions) | United States | Europe | Latin America | Other operating (g) | Corporate | Consolidated |
|---|---|---|---|---|---|---|
| 2001 operating profit (d) | $745.5 | $245.8 | $170.7 | $101.6 | ($95.7) | $1,167.9 |
| Restructuring charges (e) | 29.5 | (.2) | (.1) | 1.4 | 2.7 | 33.3 |
| Amortization (f) | 100.5 | – | .5 | .1 | 2.5 | 103.6 |
| **2001 segment operating profit** | **$875.5** | **$245.6** | **$171.1** | **$103.1** | **($90.5)** | **$1,304.8** |
| 2000 operating profit (d) | $659.2 | $208.5 | $146.5 | $60.5 | ($84.9) | $989.8 |
| Restructuring charges (e) | 2.0 | 26.7 | 14.6 | 28.7 | 14.5 | 86.5 |
| Amortization (f) | 9.1 | – | .6 | – | 2.5 | 12.2 |
| **2000 segment operating profit** | **$670.3** | **$235.2** | **$161.7** | **$89.2** | **($67.9)** | **$1,088.5** |
| % change - 2001 vs. 2000: | | | | | | |
| **Internal business** | **-4.9%** | **9.9%** | **5.2%** | **24.6%** | **-8.7%** | **2.5%** |
| Integration impact (b) | -9.9% | – | – | – | -11.4% | -6.8% |
| Acquisitions (c) | 45.4% | – | – | .6% | – | 28.0% |
| Foreign currency impact | – | -5.5% | .6% | -9.6% | -13.2% | -3.8% |
| **Total change** | **30.6%** | **4.4%** | **5.8%** | **15.6%** | **-33.3%** | **19.9%** |

(a) 2001 and 2000 net sales restated for the retroactive application of EITF No. 01-09. Refer to Note 1 within Notes to Consolidated Financial Statements for further information.

(b) Impact of Keebler integration activities during 2001. Refer to page 22 for further information.

(c) Impact of results for applicable portion of 2001 from Keebler Foods Company, acquired in March 2001; Kashi Company, acquired in June 2000, and The Healthy Snack People business, an Australian convenience foods operation, acquired in July 2000.

(d) 2001 and 2000 U.S. operating segment profitability restated for an internal reallocation of overhead between corporate and U.S. operations.

(e) Refer to "Restructuring and other charges" section beginning on page 24 for further information.

(f) Proforma impact of amortization eliminated by SFAS No. 142. Refer to Note 1 within Notes to Consolidated Financial Statements for further information.

(g) Includes Canada, Australia, and Asia.

On an internal business basis, consolidated net sales for 2001 increased nearly 1%, as a 2% increase in U.S. cereal sales to the retail channel was offset by declines in U.S. snack sales and in all international segments except Latin America and Canada. The decline in U.S. snack sales was due primarily to our product rationalization initiative and postponed innovation and marketing support during the integration of this business into the Keebler DSD system. The decline in international sales was driven by the discontinuation of our private-label program in Germany and continued cereal category softness in the United Kingdom and Australia.

On an internal business basis, consolidated operating profit for 2001 grew over 2%. Increased profitability in international businesses offset the impact of the internal sales declines discussed above, as well as the impact of increased marketing investment in the U.S. cereal business and additional sales force hiring and training costs in the United States. In Southeast Asia, operating profit for 2000 was reduced by approximately $14 million in aged inventory write-offs and related expenses as management initiated restructuring actions to refocus certain markets on sustainable growth.

The inclusion of the Keebler business in consolidated results increased our net sales by approximately 25% and segment operating profit by approximately 27% versus the prior year. Assuming we had owned Keebler during the comparable prior-year period, 2001 consolidated net sales (excluding foreign currency and integration impacts) would have been approximately even with the prior year. Similarly, operating profit (excluding Keebler amortization expense, restructuring charges, foreign currency, and integration impacts) would have increased approximately 4%. Keebler's net sales for full-year 2001 (excluding Kellogg snacks integrated into the DSD system) decreased approximately 1% versus the prior year, primarily as a result of our product rationalization initiative, exit of various non-strategic custom manufacturing contracts, and postponement of new product introductions during the integration process.

### Margin performance

Margin performance is presented in the following table. All results for 2001 and 2000 exclude the impact of restructuring charges and amortization expense that would have been eliminated if SFAS No. 142 had been applied in the prior year. Results for 2001 and 2000 also have been restated for the retroactive application of EITF Issue No. 01-09 (refer to Note 1 within Notes to Consolidated Financial Statements) related to the reclassification of certain promotional expenditures from selling, general, and administrative expense (SGA) to net sales and cost of goods sold.

| | SFAS No. 142 adjusted (b) | | | *Change vs. prior year (pts.)* | |
|---|---|---|---|---|---|
| | **2002** | 2001 | 2000 | **2002** | 2001 |
| Gross margin | **45.0%** | 44.3% | 44.2% | **.7** | .1 |
| SGA% (a) | **-26.8%** | -27.0% | -26.3% | **.2** | -.7 |
| Operating margin | **18.2%** | 17.3% | 17.9% | **.9** | -.6 |

(a) Selling, general, and administrative expense as a percentage of net sales.

(b) Results adjusted for the impact of amortization eliminated by SFAS No. 142. Refer to Note 1 within Notes to Consolidated Financial Statements for further information.

The 2002 gross margin improvement was attributable primarily to higher average pricing, improved mix, operating leverage, and cost savings related to the Keebler acquisition. Excluding the impact of premium inserts and other package-related promotional costs recorded in cost of goods sold, our 2002 gross margin would have been 110 basis points higher or 46.1% and our 2001 gross margin would have been 80 basis points higher or 45.1%.

Our 2002 gross margin also was favorably impacted by recognition of a $16.9 million curtailment gain related to a change in certain retiree health care plans, largely offset by asset impairment losses, and costs and asset write-offs associated with various ongoing supply chain efficiency initiatives.

For 2001, the gross margin improvement was attributable to sales of higher-margin Keebler products, cereal price increases in the United States and Europe, and efforts to improve our global sales mix. The gross margin improvement was offset by an increase in SGA%, resulting in an operating margin comparable to the prior year. The higher SGA% was attributable principally to expenditures for marketing programs, U.S. sales force expansion, and improved employee performance incentives.

### Interest expense

For 2002, gross interest expense, prior to amounts capitalized, increased 11% versus the prior year, due to the extra quarterly period of interest on Keebler acquisition-related debt. The year-over-year increase was minimized due to continuous pay-down of debt balances throughout the year and lower short-term market rates of interest.

For 2001, gross interest expense increased significantly versus the prior year, due primarily to interest expense on debt issued late in the first quarter to finance the Keebler acquisition. (Refer to the "Liquidity and capital resources" section beginning on page 25 for further information.)

| (dollars in millions) | | | | Change vs. prior year | |
|---|---|---|---|---|---|
| | **2002** | 2001 | 2000 | **2002** | 2001 |
| Reported interest expense | **$391.2** | $351.5 | $137.5 | | |
| Amounts capitalized | **1.0** | 2.9 | 5.6 | | |
| Gross interest expense | **$392.2** | $354.4 | $143.1 | **10.7%** | 147.7% |

We currently expect reported total year 2003 interest expense to be reduced to approximately $360 million, as we continue to pay down our debt balances.

### Other income (expense), net

Other income (expense), net includes non-operating items such as interest income, foreign exchange gains and losses, charitable donations, and gains on asset sales. Other income (expense), net for 2002 consists primarily of a $24.7 million credit related to legal settlements, of which $16.5 million was received in the first quarter with the remainder received throughout subsequent quarters. Other income (expense), net for 2000 includes a credit of approximately $12 million related to the 1999 sale of the Lender's Bagels business.

### Income taxes

The effective income tax rate for 2001 of 40% reflected the impact of the Keebler acquisition on nondeductible goodwill and the level of U.S. tax on foreign subsidiary earnings. As a result of our adoption of SFAS No. 142 on January 1, 2002 (refer to Note 1 within Notes to Consolidated Financial Statements), goodwill amortization expense – and the resulting impact on the effective income tax rate – has been eliminated in periods subsequent to adoption. Accordingly, the 2002 effective income tax rate was reduced to 37%, which is consistent with pre-2000 historical levels. The 2000 effective income tax rate was unusually low, due to the recognition of $33 million in U.S. research and foreign tax credits.

| Effective income tax rate | | | | Change vs. prior year (pts.) | |
|---|---|---|---|---|---|
| | **2002** | 2001 | 2000 | **2002** | 2001 |
| Adjusted (a) | **37.0%** | 40.0% | 31.7% | **-3.0** | 8.3 |
| As reported | **37.0%** | 40.1% | 32.3% | **-3.1** | 7.8 |

(a) Results for 2001 and 2000 exclude the impact of restructuring charges. Results for 2001 also exclude the impact of extraordinary loss from debt extinguishment and accounting change.

As a result of implementing various foreign and state tax planning initiatives, we currently expect our 2003 consolidated effective tax rate to be reduced to approximately 36%.

### Restructuring and other charges

Cost of goods sold for 2002 includes a charge of $5.7 million related to our planned divestiture of certain private-label operations in Australia. The charge is comprised principally of an impairment loss to reduce the carrying value of production assets held for sale to estimated fair value less cost to sell. During December 2002, we sold these assets for an amount in excess of the previously estimated fair value, and recorded a credit to cost of goods sold of $2.3 million.

Cost of goods sold for 2002 includes an impairment loss of $5.0 million related to our manufacturing facility in China, representing a decline in real estate market value subsequent to an original impairment loss recognized for this property in 1997. We are now in the process of selling this facility and currently believe the carrying value reflects fair value less cost to sell.

Net earnings for 2001 include an extraordinary loss of $7.4 million, net of tax benefit of $4.2 million ($.02 per share), related to the extinguishment of $400 million of long-term debt. In April 2002, the FASB issued SFAS No. 145, a technical corrections pronouncement which, in part, rescinds SFAS No. 4 "Reporting Gains and Losses from Extinguishment of Debt." Under SFAS No. 145, generally, debt extinguishments will no longer be classified as extraordinary items. As a result of adopting this standard for our 2003 fiscal year, the extraordinary loss for 2001 will be reclassified to conform to the presentation for 2003 and subsequent years.

On January 1, 2001, we adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." During 2001, we recorded a charge to earnings of $1.0 million, net of tax benefit of $.6 million, and a charge to other comprehensive income of $14.9 million, net of tax benefit of $8.6 million, in order to recognize the fair value of derivative instruments as either assets or liabilities on the balance sheet.

As discussed in the "Overview" section on page 21, during 2000 and 2001 we undertook significant restructuring actions to align resources with our growth strategy. The incremental costs of these actions were reported as restructuring charges during these years.

Operating profit for 2001 includes net restructuring charges of $33.3 million ($20.5 million after tax or $.05 per share), comprised of charges of $48.3 million and credits of $15.0 million. The charges are related to preparing Kellogg for the Keebler integration and continued actions supporting our growth strategy in the United States and Southeast Asia. Approximately 70% of these charges were comprised of asset write-offs, with the remainder consisting of employee severance and other cash costs. The credits result from adjustments to various restructuring and asset disposal reserves associated with the completion of numerous multi-year initiatives.

Operating profit for 2000 includes restructuring charges of $86.5 million ($64.2 million after tax or $.16 per share), consisting of $65.2 million for actions in various locations supporting our growth strategy and $21.3 million for a supply chain efficiency initiative in Europe.

Approximately one-half of the charges were comprised of asset write-offs with the remainder consisting principally of cash costs for involuntary employee separation benefits.

Total cash outlays incurred for restructuring programs were approximately $8 million in 2002, $35 million in 2001, and $68 million in 2000. At the end of 2002, all restructuring programs were complete and remaining reserves of $1.4 million consisted solely of long-term contractual obligations for severance. Refer to Note 3 within Notes to Consolidated Financial Statements for further information.

In July 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal," which is effective for exit or disposal activities initiated after December 31, 2002, with early application encouraged. We have adopted SFAS No. 146 for our 2003 fiscal year.

This statement is intended to achieve consistency in timing of recognition between exit costs, such as one-time employee separation benefits and contract termination payments, and all other costs. Under pre-existing literature, certain costs associated with exit activities were recognized when management committed to a plan. Under SFAS No. 146, costs are recognized when a liability has been incurred under general concepts. For instance, under pre-existing literature, plant closure costs would be accrued at the plan commitment date. Under SFAS No. 146, these costs would be recognized as closure activities are performed. These provisions could be expected to have the general effect of delaying recognition of certain costs related to restructuring programs. However, we do not currently expect adoption of this standard to have a significant impact on our 2003 financial results.

### *Keebler acquisition*

On March 26, 2001, we acquired Keebler Foods Company in a cash transaction valued at $4.56 billion. The acquisition was accounted for under the purchase method and was financed through a combination of short-term and long-term debt.

The final purchase price allocation includes $71.3 million of liabilities related to our plans, as of the acquisition date, to exit certain activities and operations of the acquired company. Cash outlays related to these exit plans were approximately $28 million in 2001 and approximately $24 million in 2002, with the remaining amounts to be spent principally during 2003.

Our exit plans are being announced as individual initiatives are implemented. In August 2002, we announced plans to consolidate certain functions in Battle Creek, Michigan, primarily research, technology, and financial services. As a result, approximately 70 positions in Elmhurst, Illinois, were relocated or eliminated. During November 2002, we commenced the process of consolidating ice cream cone and pie crust manufacturing operations from several facilities to a single facility in Chicago, Illinois. Other major initiatives begun in 2002 included the reconfiguration of Keebler's DSD system in the southeastern United States to accommodate Kellogg snack product volume, which has resulted in early termination of leases on approximately 100 small vans and separation of approximately 85 sales representatives and support personnel.

Exit plans implemented during 2001 included separation of approximately 90 Keebler administrative employees and the closing of a bakery in Denver, Colorado, eliminating approximately 440 employee positions. During June 2001, we communicated plans to transfer portions of Keebler's Grand Rapids, Michigan, bakery production to other plants in the United States during the next 12 months. As a result, approximately 150 employee positions were eliminated, partly through a voluntary retirement program.

During April 2002, we sold certain assets of Keebler's Bake-Line private-label unit, including a bakery in Marietta, Oklahoma, to Atlantic Baking Group, Inc. for approximately $65 million in cash and a $10 million note to be paid at a later date. In January 2003, we sold additional private-label operations for approximately $14 million in cash. For both of these transactions, the carrying value of net assets sold, including allocated goodwill, approximated the net sales proceeds.

## Liquidity and capital resources

For 2002, net cash provided by operating activities was $999.9 million, compared to $1.13 billion in the prior-year period. Operating cash flow for 2002 declined slightly versus the prior year, due to a significant year-over-year increase in employee benefit plan contributions. Excluding the after-tax impact of December 2002 voluntary contributions of approximately $254 million, our 2002 operating cash flow would have exceeded the 2001 level by approximately $121 million, buoyed by operating profit growth and strong "core working capital" (trade receivables and inventory, less trade payables) management. Core working capital as a percentage of sales continued to improve versus the prior year. For 2002, average core working capital represented 8.8% of net sales, versus 9.9% for 2001.

Expenditures during 2002 for property additions were $253.5 million, which represented 3.1% of current-year net sales compared with 3.7% in 2001. For 2003, expenditures for property additions are currently expected to remain at approximately 3% of net sales.

Our measure of full-year 2002 cash flow (defined as net cash provided by operating activities reduced by expenditures for property additions) was $746.4 million and, excluding the after-tax impact of aforementioned year-end voluntary benefit plan contributions, would have been approximately one billion dollars. As a result of this stronger-than-expected cash flow, in December 2002, we made voluntary contributions to several of our major U.S. and U.K. pension and health care plans, totaling $370 million on a pretax basis. Despite these contributions, several of our pension plans experienced shortfalls in market values of trust assets versus the year-end 2002 accounting measurement of accumulated obligation. As a result of this condition, we were required to record on our year-end 2002 balance sheet a reduction in equity of approximately $306 million. This adjustment had no effect on our earnings, nor our ability to meet current debt covenants and maintain current debt ratings, and is not expected to affect our liquidity or capital resources.

Primarily to offset dilution from outstanding employee stock options, our Board of Directors authorized management to repurchase up to $150 million of Kellogg common stock during 2002. Under this authorization, we paid $101 million during 2002 to repurchase approximately 3.1 million shares. The Board has authorized management to repurchase up to $250 million of stock during 2003 to offset or partially offset issuances under employee benefit programs.

Subsequent to the Keebler acquisition in March 2001, we have repaid over one billion dollars of debt incurred for this purpose, which reduced our commercial paper program to approximately 2% of our total debt balance by mid-2002. During September 2002, we issued $400 million of U.S. commercial paper and redeemed $300.7 million of fixed rate Notes due April 2003. As of December 28, 2002, we had entered into forward interest rate contracts to fix the Treasury component of the coupon rate on $200 million notional amount of long-term debt to be issued in 2003, as a replacement for other maturing debt. At year-end 2002, these contracts were unfavorable to market by approximately 25 basis points.

We believe that we will be able to meet our interest and principal repayment obligations and maintain our debt covenants for the foreseeable future, while still meeting our operational needs through our strong cash flow, our program of issuing commercial paper, and maintaining credit facilities on a global basis. Our significant long-term debt issues do not contain acceleration of maturity clauses that are dependent on credit ratings. A change in our Company's credit ratings could limit its access to the U.S. commercial paper market and/or increase the cost of refinancing long-term debt in the future. However, even under these circumstances, we would continue to have access to our credit facilities, which are in amounts sufficient to cover the outstanding commercial paper balance and debt principal repayments through 2003.

## Off-balance sheet arrangements and other obligations

### Off-balance sheet arrangements

Our off-balance sheet arrangements are generally limited to future payments under noncancelable operating leases totaling approximately $302 million at year-end 2002, residual value guarantees and secondary liabilities on operating leases of approximately $14 million, and third party loan guarantees as discussed in the following paragraph.

Our Keebler subsidiary is guarantor on loans to independent contractors for the purchase of DSD route franchises. At year-end 2002, there were total loans outstanding of $14.1 million to 526 franchisees. Related to this arrangement, our Company has established a five-year renewable loan facility and servicing arrangement up to $15.0 million with a financial institution. We have the right to revoke and resell the route franchises in the event of default or any other breach of contract by franchisees. Revocations have been infrequent. Our maximum potential future payments under these guarantees are limited to the outstanding loan principal balance plus unpaid interest. At December 28, 2002, we had not recorded any liability related to this arrangement.

During December 2002, the FASB issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation clarifies the requirement for recognition of a liability by a guarantor at the inception of the guarantee, based on the fair value of the non-contingent obligation to perform. This interpretation must be applied prospectively to guarantees entered into or modified after December 31, 2002. Accordingly, we will recognize the fair value of guarantees associated with new loans to DSD route franchisees issued beginning in 2003. These amounts are expected to be insignificant.

During January 2003, the FASB issued Interpretation No. 46 "Consolidation of Variable Interest Entities." Under previous practice, entities were included in consolidated financial statements based on controlling voting interests. Under this interpretation, previously unconsolidated entities (often referred to as "special purpose entities") will be included in the consolidated financial statements of the "primary beneficiary" as a result of non-voting financial interests which are established through contractual or other means. For variable interest entities created after January 31, 2003, this interpretation is effective immediately. For any pre-existing variable interest entities, this interpretation would be effective beginning with our Company's fiscal 2003 third quarter. We continue to examine this new literature, but do not currently believe it will be applicable to any existing financial arrangement of our Company.

### Contractual obligations

The following table summarizes future estimated cash payments to be made under existing long-term contractual obligations. Further information on debt obligations is contained in Note 7 of Notes to Consolidated Financial Statements. Further information on lease obligations is contained in Note 6.

| Contractual obligations | Payments due by period | | | | |
|---|---|---|---|---|---|
| *(millions)* | Total | 2003 | 2004-2005 | 2006-2007 | 2008 and beyond |
| Long-term debt (a) | $8,869.5 | $1,097.4 | $1,419.9 | $1,476.1 | $4,876.1 |
| Capital leases | 7.0 | 1.5 | 3.3 | 2.2 | – |
| Operating leases | 301.6 | 92.0 | 94.3 | 62.0 | 53.3 |
| Other long-term (b) | 171.7 | 60.3 | 101.4 | 10.0 | – |
| Total | $9,349.8 | $1,251.2 | $1,618.9 | $1,550.3 | $4,929.4 |

(a) Includes interest payments on significant fixed rate debt issuances outstanding at December 28, 2002.

(b) Consists principally of minimum annual payments under long-term co-marketing agreements. Certain of these agreements also define minimum activity levels of an unspecified dollar amount for packaging innovation, advertising, and promotion, for which we have estimated and included the fixed cost component in the amounts above.

### *Contingent obligations*

Our Company has provided various representations, warranties, and other standard indemnifications in agreements to sell business assets or lease facilities over the past several years. Additionally, our Company is involved in various claims, including environmental and employment matters, arising in the ordinary course of business. We do not believe that any of these commitments or contingencies represents material adverse exposures to our Company's financial position or future results.

## Significant accounting policies

Our significant accounting policies are discussed in Note 1 of Notes to Consolidated Financial Statements. Our critical accounting policies, which require significant judgments and estimates, are generally limited to those governing the amount and timing of recognition of consumer promotional expenditures and the assessment of the carrying value of goodwill and other intangible assets.

Our promotional activities are conducted either through the retail trade or directly with consumers and involve in-store displays; feature price discounts on our products; consumer coupons, contests, and loyalty programs; and similar activities. The costs of these activities are generally recognized at the time the related revenue is recorded, which normally precedes the actual cash expenditure. The recognition of these costs therefore requires management judgment regarding the volume of promotional offers that will be redeemed by either the retail trade or consumer. These estimates are made using various techniques including historical data on performance of similar promotional programs. Differences between estimated expense and actual redemptions are normally insignificant and recognized as a change in management estimate in a subsequent period. However, as our Company's total promotional expenditures represented nearly 30% of 2002 net sales, the likelihood exists of materially different reported results if different assumptions or conditions were to prevail.

Beginning in 2002, we follow SFAS No. 142 in evaluating impairment of goodwill and other intangible assets. Under this standard, goodwill impairment testing first requires a comparison between the carrying value and fair value of a reporting unit with associated goodwill. Carrying value is based on the assets and liabilities associated with the operations of that reporting unit, which often requires allocation of shared or corporate items among reporting units. The fair value of a reporting unit is based primarily on our assessment of profitability multiples likely to be achieved in a theoretical sale transaction. Similarly, impairment testing of other intangible assets requires a comparison of carrying value to fair value of that particular asset. Fair values of non-goodwill intangible assets are based primarily on projections of future cash flows to be generated from that asset. For instance, cash flows related to a particular trademark would be based on a projected royalty stream attributable to branded product sales. These estimates are made using various inputs including historical data, current and anticipated market conditions, management plans, and market comparables. At December 28, 2002, intangible assets, net, were $5.1 billion, consisting primarily of goodwill, trademarks, and DSD delivery system associated with the Keebler acquisition. While we currently believe that the fair value of all of our intangibles exceeds carrying value, materially different assumptions regarding future performance of our snacks business could result in significant impairment losses.

## Future outlook

As we begin 2003, our Company faces several important challenges, including:

- higher employee benefits expense;
- significant increases in the prices of certain grains, cocoa, and packaging;
- increased cost and reduced availability of certain types of insurance such as product recall and tampering, and earthquake;
- economic volatility in Latin America; and
- a fundamental change in strategy for our snacks business as discussed further below.

Despite these challenges, our Company should be able to generate high single-digit earnings per share growth for 2003, excluding the impact of favorable legal settlements in the first quarter of 2002. We believe these cost increases and risks can be largely offset with pricing and mix improvements, a series of supply chain productivity initiatives, and the momentum in operating performance and cash flow expansion we established in 2002.

Regarding our snacks business, we are in the process of restructuring this business for the next phase of its life cycle. This restructuring entails a change from an "acquire-and-integrate strategy" followed successfully by Keebler prior to our acquisition of that company, to a strategy of sustainable, organic growth. Although we believe we are executing well, the success of this new strategy depends on our ability to enhance brand-building capabilities both in consumer marketing and innovation, requiring considerable changes in processes and personnel. As we accelerate this transition during 2003, we plan to make significant investments in this business.

Despite significant benefit plan contributions in 2002, we expect to experience double-digit increases in employee pension and health care expense during 2003, attributable principally to rapidly rising U.S. health care costs, the impact of changes in several actuarial assumptions versus 2002, and amortization of experience losses.

Based on recent and projected market conditions, we have decided to reduce our long-term rate of return on major plan assets from 10.5% to 9.3% for 2003. To review our long-term rate of return on an annual basis, we work with third party financial consultants to model expected returns over a 20-year investment horizon with respect to the investment mix of our major plans, which currently consist of approximately 70% equities, 15% investment grade bonds, and 15% high-yielding bonds and other investments. The return assumptions used reflect a combination of rigorous historical performance analysis and forward-looking views of the financial markets as indicated by yields on long-term bonds and price-earnings ratios of the major stock market indices. With respect to our investment mix, the simulations of this model during 2002 resulted in a mean return of 8.5% and a 75th percentile return of 10.4%. This model does not incorporate a premium for active management of trust investments which, according to our historical analysis, is expected to add at least 100 basis points to the long-term performance of our plan assets versus the mean return of the model. Taking into account this premium, we currently believe that 9.3% is an appropriate reflection of the expected long-term performance of our trust investments. Any future variance between the assumed and actual rates of return on our plan assets is currently expected to have an insignificant impact on our earnings for any particular year, due to our election to determine fair value of plan assets based on calculated value over a five-year period and the process of amortizing experience gains and losses using a declining-balance method over the average remaining service period of active employees. For instance, a 100 basis point shortfall in actual versus assumed performance of all of our plan assets in year one would result in an arising experience loss of approximately $20 million. The unfavorable impact on earnings in year two would be less than $2 million. Approximately 80% of this experience loss would be recovered through earnings at the end of year 20.

In addition to reducing the asset return rate, we also addressed the health care cost trend rates and discount rates applicable to the year-end 2002 plan valuations. While our initial trend rate for 2003 of 8% is consistent with our recent experience, we have decided to increase our ultimate assumed cost trend rate for U.S. retiree health care benefits from 4.5% to 5%, based on current economic views on long-term health care cost inflation. Lastly, based on prevailing rates on high quality debt securities, we reduced the discount rate used to measure our year-end 2002 plan obligations by at least 25 basis points in most of our major jurisdictions, which include the United States, United Kingdom, and Canada. Our global weighted average discount rate at year-end 2002 was 6.6% versus 7% at year-end 2001.

Due primarily to stock market declines over the past several years, we have experienced shortfalls in actual versus expected performance of trust investments. Combined with the unfavorable impact of falling interest rates on measurement of our benefit obligations during the same time period, we have accumulated significant experience losses, which must be amortized as a component of benefits expense in future years. For 2003, we currently expect incremental amortization of approximately $20 million. Assuming actual future experience is consistent with our current assumptions, incremental amortization of accumulated experience losses during each of the next several years would be approximately equivalent to the 2003 amount.

## Forward-looking statements

Our Management's Discussion and Analysis, and other parts of this Annual Report contain "forward-looking statements" with projections concerning, among other things, our strategy and plans; growth, margins, and profitability; products and promotions; exit plans and costs related to the Keebler acquisition; the impact of accounting changes; our ability to meet interest and debt principal repayment obligations; future common stock repurchases; effective income tax rate; cash flow; working capital; property addition expenditures; interest expense, commodity prices, health care and pension costs; and realizability of the carrying value of intangibles and other assets. Forward-looking statements include predictions of future results or activities and may contain the words "expect," "believe," "will," "will deliver," "anticipate," "project," "should," or words or phrases of similar meaning. Our actual results or activities may differ materially from these predictions. In particular, future results or activities could be affected by factors related to the Keebler acquisition, including integration problems, failures to achieve savings, unanticipated liabilities, and the substantial amount of debt incurred to finance the acquisition, which could, among other things, hinder our ability to adjust rapidly to changing market conditions, make us more vulnerable in the event of a downturn, and place us at a competitive disadvantage relative to less-leveraged competitors. In addition, our future results could be affected by a variety of other factors, including:

- competitive conditions in our markets;
- marketing spending levels and pricing actions of competitors;
- the impact of competitive conditions, marketing spending, and/or incremental pricing actions on actual volumes and product mix;
- effectiveness of advertising and marketing spending or programs;
- the success of innovations and new product introductions;
- the availability of and interest rates on short-term financing;
- actual market performance of benefit plan trust investments;
- the levels of spending on systems initiatives, properties, business opportunities, integration of acquired businesses, and other general and administrative costs;
- commodity prices and labor costs;
- changes in consumer behavior and preferences;
- changes in U.S. or foreign regulations affecting the food industry;
- the success of productivity improvements;
- the success of business transitions;
- U.S. and foreign economic conditions, including currency conversion controls and rate fluctuations;
- legal factors; and,
- business disruption or other losses from terrorist acts or political unrest, or responses to them.

Forward-looking statements speak only as of the date they were made, and we undertake no obligation to publicly update them.

**Kellogg Company and Subsidiaries**

# Selected Financial Data

*(in millions, except per share data and number of employees)*

| | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| **Operating trends** | | | | | |
| Net sales (d) | **$ 8,304.1** | $ 7,548.4 | $6,086.7 | $6,156.5 | $6,110.5 |
| Gross profit as a % of net sales (d) | **45.0%** | 44.2% | 44.1% | 45.2% | 45.3% |
| Depreciation | **346.9** | 331.0 | 275.6 | 273.6 | 261.8 |
| Amortization | **1.5** | 107.6 | 15.0 | 14.4 | 16.3 |
| Advertising expense | **588.7** | 519.2 | 604.2 | 674.1 | 695.3 |
| Research and development expense | **106.4** | 110.2 | 118.4 | 104.1 | 121.9 |
| Operating profit (a) (e) | **1,508.1** | 1,167.9 | 989.8 | 828.8 | 895.1 |
| Operating profit as a % of net sales | **18.2%** | 15.5% | 16.3% | 13.5% | 14.6% |
| Interest expense | **391.2** | 351.5 | 137.5 | 118.8 | 119.5 |
| Earnings before extraordinary loss and cumulative effect of accounting change (a) (b) (e) | **720.9** | 482.0 | 587.7 | 338.3 | 502.6 |
| Average shares outstanding: | | | | | |
| Basic | **408.4** | 406.1 | 405.6 | 405.2 | 407.8 |
| Diluted | **411.5** | 407.2 | 405.8 | 405.7 | 408.6 |
| Earnings per share before extraordinary loss and cumulative effect of accounting change (a) (b) (e): | | | | | |
| Basic | **1.77** | 1.19 | 1.45 | .83 | 1.23 |
| Diluted | **1.75** | 1.18 | 1.45 | .83 | 1.23 |
| **Cash flow trends** | | | | | |
| Net cash provided from operating activities | **$ 999.9** | $ 1,132.0 | $ 880.9 | $ 795.2 | $ 719.7 |
| Capital expenditures | **253.5** | 276.5 | 230.9 | 266.2 | 373.9 |
| Net cash provided from operating activities reduced by capital expenditures | **746.4** | 855.5 | 650.0 | 529.0 | 345.8 |
| Net cash used in investing activities | **(188.8)** | (4,143.8) | (379.3) | (244.2) | (398.0) |
| Net cash provided from (used in) financing activities | **(944.4)** | 3,040.2 | (441.8) | (527.6) | (358.3) |
| Interest coverage ratio (c) | **4.8** | 4.5 | 9.4 | 7.9 | 9.9 |
| **Capital structure trends** | | | | | |
| Total assets | **$10,219.3** | $10,368.6 | $4,886.0 | $4,808.7 | $5,051.5 |
| Property, net | **2,840.2** | 2,952.8 | 2,526.9 | 2,640.9 | 2,888.8 |
| Short-term debt | **1,197.3** | 595.6 | 1,386.3 | 521.5 | 621.5 |
| Long-term debt | **4,519.4** | 5,619.0 | 709.2 | 1,612.8 | 1,614.5 |
| Shareholders' equity | **895.1** | 871.5 | 897.5 | 813.2 | 889.8 |
| **Share price trends** | | | | | |
| Stock price range | **$ 29-37** | $ 25-34 | $ 21-32 | $ 30-42 | $ 30-50 |
| Cash dividends per common share | **1.010** | 1.010 | .995 | .960 | .920 |
| Number of employees | **25,676** | 26,424 | 15,196 | 15,051 | 14,498 |

(a) Operating profit for 2001 includes restructuring charges, net of credits, of $33.3 ($20.5 after tax or $.05 per share). Operating profit for 2000 includes restructuring charges of $86.5 ($64.2 after tax or $.16 per share). Operating profit for 1999 includes restructuring charges of $244.6 ($156.4 after tax or $.40 per share). Earnings before extraordinary loss and accounting change for 1999 include disposition-related charges of $168.5 ($111.5 after tax or $.27 per share). Operating profit for 1998 includes restructuring charges of $70.5 ($46.3 after tax or $.12 per share). Refer to Management's Discussion and Analysis beginning on page 24 and Note 3 within Notes to Consolidated Financial Statements for further explanation of charges for years 2000-2001.

(b) Earnings before extraordinary loss and cumulative effect of accounting change for 2001 exclude the effect of a charge of $7.4 after tax ($.02 per share) for extinguishment of debt and a charge of $1.0 after tax to adopt SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities".

(c) Interest coverage ratio is calculated based on earnings before interest expense, income taxes, depreciation, and amortization, divided by interest expense.

(d) 1998-2001 net sales restated for the retroactive application of EITF No. 01-09. Refer to Note 1 within Notes to Consolidated Financial Statements for further information.

(e) Results for 2001 include $103.6 ($85.0 after tax or $.21 per share) of amortization which has been eliminated by SFAS No. 142 on a pro forma basis. Amortization in pre-2001 years was insignificant. Refer to Note 1 for further information.

Kellogg Company and Subsidiaries

# Consolidated Statement of Earnings

| (millions, except per share data) | 2002 | 2001 | 2000 |
|---|---|---|---|
| **Net sales** | **$8,304.1** | $7,548.4 | $6,086.7 |
| Cost of goods sold | **4,569.0** | 4,211.4 | 3,401.7 |
| Selling, general, and administrative expense | **2,227.0** | 2,135.8 | 1,608.7 |
| Restructuring charges | – | 33.3 | 86.5 |
| **Operating profit** | **$1,508.1** | $1,167.9 | $ 989.8 |
| Interest expense | **391.2** | 351.5 | 137.5 |
| Other income (expense), net | **27.4** | (12.3) | 15.4 |
| **Earnings before income taxes, extraordinary loss, and cumulative effect of accounting change** | **$ 1,144.3** | $ 804.1 | $ 867.7 |
| Income taxes | **423.4** | 322.1 | 280.0 |
| **Earnings before extraordinary loss and cumulative effect of accounting change** | **$ 720.9** | $ 482.0 | $ 587.7 |
| Extraordinary loss (net of tax) | – | (7.4) | – |
| Cumulative effect of accounting change (net of tax) | – | (1.0) | – |
| **Net earnings** | **$ 720.9** | $ 473.6 | $ 587.7 |
| **Per share amounts:** | | | |
| Earnings before extraordinary loss and cumulative effect of accounting change: | | | |
| Basic | **$ 1.77** | $ 1.19 | $ 1.45 |
| Diluted | **1.75** | 1.18 | 1.45 |
| Net earnings: | | | |
| Basic | **1.77** | 1.17 | 1.45 |
| Diluted | **1.75** | 1.16 | 1.45 |

# Consolidated Statement of Shareholders' Equity

| | Common stock | | Capital in excess of | Retained | Treasury stock | | Accumulated other comprehensive | Total shareholders' | Total comprehensive |
|---|---|---|---|---|---|---|---|---|---|
| (millions) | shares | amount | par value | earnings | shares | amount | income | equity | income |
| Balance, January 1, 2000 | 415.5 | $103.8 | $104.5 | $1,317.2 | 10.0 | ($ 380.9) | ($ 331.4) | $ 813.2 | |
| Net earnings | | | | 587.7 | | | | 587.7 | $ 587.7 |
| Dividends | | | | (403.9) | | | | (403.9) | |
| Other comprehensive income | | | | | | | (103.9) | (103.9) | (103.9) |
| Stock options exercised and other | | | (2.5) | | (.2) | 6.9 | | 4.4 | |
| Balance, December 31, 2000 | 415.5 | $103.8 | $102.0 | $1,501.0 | 9.8 | ($ 374.0) | ($ 435.3) | $ 897.5 | $ 483.8 |
| Net earnings | | | | 473.6 | | | | 473.6 | 473.6 |
| Dividends | | | | (409.8) | | | | (409.8) | |
| Other comprehensive income | | | | | | | (116.1) | (116.1) | (116.1) |
| Stock options exercised and other | | | (10.5) | (.1) | (1.0) | 36.9 | | 26.3 | |
| Balance, December 31, 2001 | 415.5 | $103.8 | $ 91.5 | $1,564.7 | 8.8 | ($ 337.1) | ($ 551.4) | $ 871.5 | $ 357.5 |
| Common stock repurchases | | | | | 3.1 | (101.0) | | (101.0) | |
| Net earnings | | | | 720.9 | | | | 720.9 | 720.9 |
| Dividends | | | | (412.6) | | | | (412.6) | |
| Other comprehensive income | | | | | | | (302.0) | (302.0) | (302.0) |
| Stock options exercised and other | | | (41.6) | | (4.3) | 159.9 | | 118.3 | |
| **Balance, December 28, 2002** | **415.5** | **$103.8** | **$ 49.9** | **$1,873.0** | **7.6** | **($278.2)** | **($853.4)** | **$895.1** | **$418.9** |

Refer to Notes to Consolidated Financial Statements.

**Kellogg Company and Subsidiaries**

# Consolidated Balance Sheet

| *(millions, except share data)* | **2002** | 2001 |
|---|---|---|
| **Current assets** | | |
| Cash and cash equivalents | **$ 100.6** | $ 231.8 |
| Accounts receivable, net | **741.0** | 762.3 |
| Inventories | **603.2** | 574.5 |
| Other current assets | **318.6** | 333.4 |
| **Total current assets** | **$ 1,763.4** | $ 1,902.0 |
| **Property, net** | **2,840.2** | 2,952.8 |
| **Other assets** | **5,615.7** | 5,513.8 |
| **Total assets** | **$10,219.3** | $10,368.6 |
| **Current liabilities** | | |
| Current maturities of long-term debt | **$ 776.4** | $ 82.3 |
| Notes payable | **420.9** | 513.3 |
| Accounts payable | **619.0** | 577.5 |
| Other current liabilities | **1,198.6** | 1,034.5 |
| **Total current liabilities** | **$ 3,014.9** | $ 2,207.6 |
| **Long-term debt** | **4,519.4** | 5,619.0 |
| **Other liabilities** | **1,789.9** | 1,670.5 |
| **Shareholders' equity** | | |
| Common stock, $.25 par value, 1,000,000,000 shares authorized | | |
| Issued: 415,451,198 shares in 2002 and 2001 | **103.8** | 103.8 |
| Capital in excess of par value | **49.9** | 91.5 |
| Retained earnings | **1,873.0** | 1,564.7 |
| Treasury stock at cost: | | |
| 7,598,923 shares in 2002 and 8,840,028 shares in 2001 | **(278.2)** | (337.1) |
| Accumulated other comprehensive income | **(853.4)** | (551.4) |
| **Total shareholders' equity** | **$ 895.1** | $ 871.5 |
| **Total liabilities and shareholders' equity** | **$10,219.3** | $10,368.6 |

Refer to Notes to Consolidated Financial Statements.

**Kellogg Company and Subsidiaries**

# Consolidated Statement of Cash Flows

| *(millions)* | **2002** | 2001 | 2000 |
|---|---|---|---|
| **Operating activities** | | | |
| Net earnings | **$720.9** | $ 473.6 | $587.7 |
| Adjustments to reconcile net earnings to operating cash flows: | | | |
| Depreciation and amortization | **348.4** | 438.6 | 290.6 |
| Deferred income taxes | **111.2** | 71.5 | (1.4) |
| Restructuring charges, net of cash paid | **–** | 31.2 | 62.5 |
| Other | **.7** | (66.0) | (1.2) |
| *Pension and other postretirement benefit contributions* | **(446.6)** | (76.3) | (84.3) |
| Changes in operating assets and liabilities | **265.3** | 259.4 | 27.0 |
| **Net cash provided from operating activities** | **$999.9** | $1,132.0 | $880.9 |
| **Investing activities** | | | |
| Additions to properties | **($253.5)** | ($ 276.5) | ($230.9) |
| Acquisitions of businesses | **(2.2)** | (3,858.0) | (137.2) |
| Dispositions of businesses | **60.9** | – | – |
| Property disposals | **6.0** | 10.1 | 4.8 |
| Other | **–** | (19.4) | (16.0) |
| **Net cash used in investing activities** | **($188.8)** | ($4,143.8) | ($379.3) |
| **Financing activities** | | | |
| Net increase (reduction) of notes payable, with maturities less than or equal to 90 days | **($226.2)** | ($ 154.0) | $290.5 |
| Issuances of notes payable, with maturities greater than 90 days | **354.9** | 549.6 | 3.5 |
| Reductions of notes payable, with maturities greater than 90 days | **(221.1)** | (365.6) | (331.6) |
| Issuances of long-term debt | **–** | 5,001.4 | – |
| Reductions of long-term debt | **(439.3)** | (1,608.4) | (4.8) |
| *Net issuances of common stock* | **100.9** | 26.4 | 4.5 |
| Common stock repurchases | **(101.0)** | – | – |
| Cash dividends | **(412.6)** | (409.8) | (403.9) |
| Other | **–** | .6 | – |
| **Net cash provided from (used in) financing activities** | **($944.4)** | $3,040.2 | ($441.8) |
| Effect of exchange rate changes on cash | **2.1** | (1.0) | (6.0) |
| Increase (decrease) in cash and cash equivalents | **($131.2)** | $ 27.4 | $ 53.8 |
| Cash and cash equivalents at beginning of year | **231.8** | 204.4 | 150.6 |
| **Cash and cash equivalents at end of year** | **$100.6** | $ 231.8 | $204.4 |

*Refer to Notes to Consolidated Financial Statements.*

# Notes to Consolidated Financial Statements

## Note 1 Accounting policies

### *Consolidation*

The consolidated financial statements include the accounts of Kellogg Company and its majority-owned subsidiaries. Intercompany balances and transactions are eliminated.

Certain amounts in the prior-year financial statements have been reclassified to conform to the current-year presentation.

### *Cash and cash equivalents*

Highly liquid temporary investments with original maturities of less than three months are considered to be cash equivalents. The carrying amount approximates fair value.

### *Inventories*

Inventories are valued at the lower of cost (principally average) or market.

### *Property and other long-lived assets*

Fixed assets are recorded at cost and depreciated over estimated useful lives using straight-line methods for financial reporting and accelerated methods for tax reporting. Cost includes an amount of interest associated with significant capital projects.

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 144 "Accounting for Impairment or Disposal of Long-lived Assets" on January 1, 2002. This standard is generally effective for the Company on a prospective basis. SFAS No. 144 clarifies and revises existing guidance on accounting for impairment of plant, property, and equipment, amortized intangibles, and other long-lived assets not specifically addressed in other accounting literature. Significant changes include 1) establishing criteria beyond those previously specified in existing literature for determining when a long-lived asset is held for sale, and 2) requiring that the depreciable life of a long-lived asset to be abandoned is revised. SFAS No. 144 also broadens the presentation of discontinued operations to include a component of an entity (rather than only a segment of a business).

### *Goodwill and other intangible assets*

The Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets" on January 1, 2002. This standard provides accounting and disclosure guidance for acquired intangibles. Under this standard, goodwill and "indefinite-lived" intangibles are no longer amortized, but are tested at least annually for impairment. Goodwill impairment testing first requires a comparison between the carrying value and fair value of a reporting unit, including goodwill allocated to it. If carrying value exceeds fair value, goodwill is considered impaired. The amount of impairment loss is measured as the difference between carrying value and implied fair value of goodwill, which is determined in the same manner as the amount of goodwill recognized in a business combination. Impairment testing for non-amortized intangibles requires a comparison between the fair value and carrying value of the intangible asset. If carrying value exceeds fair value, the intangible is considered impaired and is reduced to fair value. The Company uses various market valuation techniques to determine fair value of goodwill and other intangible assets, primarily discounted cash flow models and profitability-based multiples. Transitional impairment tests of goodwill and non-amortized intangibles were required to be performed upon adoption of SFAS No. 142, with any recognized impairment loss reported as the cumulative effect of an accounting change in the first period of adoption. The Company was not required to recognize any impairment losses under these transitional tests.

SFAS No. 142 also provides separability criteria for recognizing intangible assets apart from goodwill. Under these provisions, assembled workforce is no longer considered a separate intangible. Accordingly, effective January 1, 2002, the Company reclassified approximately $46 million from other intangibles to goodwill. Refer to Note 15 for further information on the Company's goodwill and other intangible assets.

For periods prior to 2002, intangible assets were amortized on a straight-line basis over the estimated periods benefited, generally 40 years for goodwill and periods ranging from 5 to 40 years for other intangible assets. The realizability of goodwill and other intangibles was evaluated periodically when events or circumstances indicated a possible inability to recover the carrying amount. Evaluation was based on undiscounted cash flow projections over the remaining life of the asset. An excess of carrying value over cash flows resulted in recognition of an impairment loss. The amount of the loss was based on the difference between carrying value and fair value of the asset, as measured by market comparables or discounted cash flows in the absence of market data.

### *Revenue recognition and measurement*

The Company recognizes sales upon delivery of its products to customers net of applicable provisions for discounts, returns, and allowances.

Beginning January 1, 2002, the Company has applied the consensus reached by the Emerging Issues Task Force (EITF) of the FASB in Issue No. 01-09 "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products." Under this consensus, generally, cash consideration is classified as a reduction of revenue, unless specific criteria are met regarding goods or services that the vendor may receive in return for this consideration. Non-cash consideration is classified as a cost of sales.

As a result of applying this consensus, the Company has reclassified promotional payments to its customers and the cost of consumer coupons and other cash redemption offers from selling, general, and administrative expense (SGA) to net sales. The Company has reclassified the cost of promotional package inserts and other non-cash consideration from SGA to cost of goods sold. Prior-period financial statements have been reclassified to comply with this guidance.

### *Advertising*

The costs of advertising are generally expensed as incurred and are classified within SGA.

### *Stock compensation*

The Company follows Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," in accounting for its employee stock options and other stock-based compensation. Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized. As permitted, the Company has elected to adopt the disclosure provisions only of SFAS No. 123 "Accounting for Stock-Based Compensation" and SFAS No. 148 "Accounting for Stock-Based Compensation – Transition and Disclosure." Refer to Note 8 for further information.

### *Derivatives and hedging transactions*

The Company adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" on January 1, 2001. This statement requires all derivative instruments to be recorded on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. Upon adoption, the Company reported a charge to earnings of $1.0 million (net of tax benefit of $.6 million) and a charge to other comprehensive income of $14.9 million (net of tax benefit of $8.6 million) in order to recognize the fair value of derivative instruments as either assets or liabilities on the balance sheet. The charge to earnings relates to the component of the derivative instruments' net loss that has been excluded from the assessment of hedge effectiveness. Refer to Note 12 for further information.

For periods prior to 2001, the Company accounted for derivatives and hedging transactions in a manner similar to the provisions of SFAS No. 133, except that 1) unrealized gains and losses related to hedges of forecasted transactions were deferred as assets or liabilities rather than included in other comprehensive income, and 2) the fair values of certain financial derivatives such as interest rate swaps were carried off-balance sheet.

### *Recently issued pronouncements*

#### *Accounting for exit costs*

The Company has adopted SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal," with respect to exit or disposal activities initiated after December 31, 2002. This statement is intended to achieve consistency in timing of recognition between exit costs, such as one-time employee separation benefits and contract termination payments, and all other costs. Under pre-existing literature, certain costs associated with exit activities were recognized when management committed to a plan. Under SFAS No. 146, costs are recognized when a liability has been incurred under general concepts. For instance, under pre-existing literature, plant closure costs would be accrued at the plan commitment date. Under SFAS No. 146, these costs would be recognized as closure activities are performed. These provisions could be expected to have the general effect of delaying recognition of certain costs related to restructuring programs. However, management does not currently expect adoption of this standard to have a significant impact on the Company's 2003 financial results.

#### *Guarantees*

With respect to guarantees entered into or modified after December 31, 2002, the Company has applied guidance contained in FASB Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation clarifies the requirement for recognition of a liability by a guarantor at the inception of the guarantee, based on the fair value of the non-contingent obligation to perform. Management does not currently expect application of this guidance to have a significant impact on the Company's 2003 financial results.

#### *Extinguishment of debt*

Net earnings for 2001 include an extraordinary loss of $7.4 million, net of tax benefit of $4.2 million ($.02 per share), related to the extinguishment of $400 million of long-term debt. Effective with its 2003 fiscal year, the Company adopted SFAS No. 145, a technical corrections pronouncement which, in part, rescinds SFAS No. 4 "Reporting Gains and Losses from Extinguishment of Debt." Under SFAS No. 145, generally, debt extinguishments will no longer be classified as extraordinary items. Accordingly, the extraordinary loss for 2001 will be reclassified to conform to the presentation for 2003 and subsequent years.

#### *Variable interest entities*

During January 2003, the FASB issued Interpretation No. 46 "Consolidation of Variable Interest Entities." Under previous practice, entities were included in consolidated financial statements based on controlling voting interests. Under this interpretation, previously unconsolidated entities (often referred to as "special purpose entities") will be included in the consolidated financial statements of the "primary beneficiary" as a result of non-voting financial interests which are established through contractual or other means. For variable interest entities created after January 31, 2003, this interpretation is effective immediately. For any pre-existing variable interest entities, this interpretation would be effective beginning with the Company's fiscal 2003 third quarter. Management continues to examine this new literature, but does not currently believe it will be applicable to any existing financial arrangement of the Company.

### *Use of estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## Note 2 Acquisitions and dispositions

### *Keebler acquisition*

On March 26, 2001, the Company acquired Keebler Foods Company in a cash transaction valued at $4.56 billion. The acquisition was accounted for under the purchase method and was financed through a combination of short-term and long-term debt.

The components of intangible assets included in the final allocation of purchase price are presented in the following table. During 2001, these intangibles were amortized based on an estimated useful life of 40 years. As a result of the Company's adoption of SFAS No. 142 on January 1, 2002 (refer to Note 1), these intangibles are no longer amortized after 2001, but are subject to annual impairment reviews.

| *(millions)* | |
|---|---|
| Trademarks and tradenames | $1,310.0 |
| Direct store door (DSD) delivery system | 590.0 |
| Goodwill | 2,938.5 |
| | $4,838.5 |

The final purchase price allocation includes $71.3 million of liabilities related to management's plans, as of the acquisition date, to exit certain activities and operations of the acquired company, as presented in the table below. Cash outlays related to these exit plans were approximately $28 million in 2001 and approximately $24 million in 2002, with the remaining amounts to be spent principally during 2003.

| *(millions)* | Employee severance benefits | Employee relocation | Lease & other contract termination | Facility closure costs | Total |
|---|---|---|---|---|---|
| Total reserve at acquisition date: | | | | | |
| Original estimate | $59.3 | $8.6 | $12.3 | $10.4 | $90.6 |
| Purchase accounting adjustments | (10.3) | (7.1) | (.5) | (1.4) | (19.3) |
| Adjusted | $49.0 | $1.5 | $11.8 | $ 9.0 | $71.3 |
| Amounts utilized during 2001 | (23.9) | (.8) | (.4) | (2.9) | (28.0) |
| Amounts utilized during 2002 | (17.9) | (.1) | (1.8) | (4.2) | (24.0) |
| **Remaining reserve at December 28, 2002** | **$ 7.2** | **$ .6** | **$ 9.6** | **$ 1.9** | **$19.3** |

Exit plans are being announced as individual initiatives are implemented. In August 2002, management announced plans to consolidate certain functions in Battle Creek, Michigan, primarily research, technology, and financial services. As a result, approximately 70 positions in Elmhurst, Illinois, were relocated or eliminated. During November 2002, the Company commenced the process of consolidating ice cream cone and pie crust manufacturing operations from several facilities to a single facility in Chicago, Illinois. Other major initiatives begun in 2002 included the reconfiguration of Keebler's DSD system in the southeastern United States to accommodate Kellogg snack product volume, which has resulted in early termination of leases on approximately 100 small vans and separation of approximately 85 sales representatives and support personnel.

Exit plans implemented during 2001 included separation of approximately 90 Keebler administrative employees and the closing of a bakery in Denver, Colorado, eliminating approximately 440 employee positions. During June 2001, the Company communicated plans to transfer portions of Keebler's Grand Rapids, Michigan, bakery production to other plants in the United States during the next 12 months. As a result, approximately 150 employee positions were eliminated, partly through a voluntary retirement program.

During April 2002, the Company sold certain assets of Keebler's Bake-Line private-label unit, including a bakery in Marietta, Oklahoma, to Atlantic Baking Group, Inc. for approximately $65 million in cash and a $10 million note to be paid at a later date. In January 2003, the Company sold additional private-label operations for approximately $14 million in cash. For both of these transactions, the carrying value of net assets sold, including allocated goodwill, approximated the net sales proceeds.

The following table includes the unaudited pro forma combined results as if Kellogg Company had acquired Keebler Foods Company as of the beginning of either 2001 or 2000, instead of March 26, 2001. Net sales have been restated for the retroactive application of EITF Issue No. 01-09 (refer to Note 1) effective January 1, 2002.

| *(millions, except per share data)* | 2001 | 2000 |
|---|---|---|
| Net sales | $ 8,049.8 | $ 8,270.1 |
| Earnings before extraordinary loss and cumulative effect of accounting change | $ 438.0 | $ 517.9 |
| Net earnings | $ 429.6 | $ 517.9 |
| Net earnings per share (basic and diluted) | $ 1.06 | $ 1.28 |

The pro forma results include amortization of the intangibles presented above and interest expense on debt assumed issued to finance the purchase. The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of each of the fiscal periods presented, nor are they necessarily indicative of future consolidated results.

### *Other acquisitions*

During 2000, the Company paid cash for several business acquisitions. In January, the Company purchased certain assets and liabilities of the Mondo Baking Company Division of Southeastern Mills, Inc., a convenience foods manufacturing operation, for approximately $93 million, including related acquisition costs. In July, the Company purchased certain assets and liabilities of The Healthy Snack People business, an Australian convenience foods operation, for approximately $12 million, including related acquisition costs. In June, the Company acquired the outstanding stock of Kashi Company, a U.S. natural foods company. In May 2002, the Company paid additional contingent purchase price of $2 million, bringing the total purchase price, including related acquisition costs, to approximately $35 million.

## Note 3 Restructuring and other charges

Cost of goods sold for 2002 includes an impairment loss of $5.0 million related to the Company's manufacturing facility in China, representing a decline in real estate market value subsequent to an original impairment loss recognized for this property in 1997. Management is now in the process of selling this facility and currently believes the carrying value reflects fair value less cost to sell.

During the past several years, management has commenced major productivity and operational streamlining initiatives in an effort to optimize the Company's cost structure and align resources with the Company's growth strategy. The incremental costs of these programs have been reported during these years as restructuring charges. Specifically, during 2000, management adopted key operating principles that emphasize a stricter prioritization for resource allocation to the United States and the Company's other core markets. In conjunction with this strategy, the Company was reorganized from four operating areas into two divisions – U.S. and International. As a result, management initiated restructuring actions around the world to support this strategy and organization, including staff reductions in its global supply chain and innovation organization, rationalization of international convenience foods capacity, and restructuring of various noncore markets to improve return on investment. These initiatives resulted in restructuring charges during both 2000 and 2001, as follows:

| *(millions except per share data)* | 2001 | 2000 |
|---|---|---|
| Restructuring charges | $ 48.3 | $ 86.5 |
| Credits for reserve adjustments | (15.0) | – |
| Net charges | $ 33.3 | $ 86.5 |
| After-tax impact | $ 20.5 | $ 64.2 |
| Net earnings per share impact | $ .05 | $ .16 |

The 2001 charges of $48.3 million are related to preparing Kellogg for the Keebler integration and continued actions supporting the Company's growth strategy. Specific initiatives included a headcount reduction of about 30 in U.S. and global Company management, rationalization of product offerings and other actions to combine the Kellogg and Keebler logistics systems, and further reductions in convenience foods capacity in Southeast Asia. Approximately two-thirds of the charges were comprised of asset write-offs with the remainder consisting of employee separation benefits and other cash costs.

The 2001 credits of $15.0 million result from adjustments to various restructuring and asset disposal reserves. With numerous multi-year streamlining initiatives nearing completion in late 2001, management conducted an assessment of post-2001 reserve needs, which resulted in net reductions of $8.8 million for cash outlays and $6.2 million for asset disposals. (Asset disposal reserves are reported within Property, net, on the Consolidated Balance Sheet.) The reduction in cash outlays relates primarily to lower-than-anticipated employee severance and asset removal expenditures, and higher-than-anticipated asset sale proceeds.

The 2000 charges of $86.5 million consist of $65.2 million for actions supporting the Company's growth strategy and $21.3 million for a supply chain efficiency initiative in Europe. Approximately one-half of the charges for the growth strategy program were comprised of asset write-offs with the remainder consisting primarily of cash costs associated with involuntary employee separation programs. Approximately 500 salaried and hourly positions were eliminated, primarily during the fourth quarter of 2000. The charges for the European supply chain program were comprised principally of voluntary employee retirement and separation benefits. This program resulted in hourly and salaried headcount reductions totaling 190 during 2000.

Total cash outlays incurred for restructuring programs were approximately $8 million in 2002, $35 million in 2001, and $68 million in 2000. At the end of 2002, all restructuring programs were complete and remaining reserves of $1.4 million consisted solely of long-term contractual obligations for employee severance.

As a result of the Keebler acquisition in March 2001, the Company assumed $14.9 million of reserves for severance and facility closures related to Keebler's ongoing restructuring and acquisition-related synergy initiatives. Approximately $5 million of those reserves were utilized in 2001, with the remainder being attributable primarily to noncancelable lease obligations extending through 2006.

The components of the restructuring charges by initiative, as well as reserve balances remaining at year-end 2002, 2001, and 2000, were:

| **U.S. operational streamlining** *(millions)* | Employee retirement and severance benefits | Asset write-offs | Asset removal | Other costs (c) | Total |
|---|---|---|---|---|---|
| Remaining reserve at December 31, 1999 | $ 21.4 | $ – | $ 28.1 | $ – | $ 49.5 |
| Amounts utilized during 2000 | (20.0) | – | (17.4) | – | (37.4) |
| Remaining reserve at December 31, 2000 | $ 1.4 | $ – | $ 10.7 | $ – | $ 12.1 |
| 2001 restructuring credits | (1.1) | (1.1) | (.8) | – | (3.0) |
| Amounts utilized during 2001 | (.3) | 1.1 | (8.2) | – | (7.4) |
| Remaining reserve at December 31, 2001 | $ – | $ – | $ 1.7 | $ – | $ 1.7 |
| Amounts utilized during 2002 | – | – | (1.7) | – | (1.7) |
| Remaining reserve at December 28, 2002 | $ – | $ – | $ – | $ – | $ – |

| **Pan-European reorganization** *(millions)* | Employee retirement and severance benefits (a) | Asset write-offs | Asset removal | Other costs (c) | Total |
|---|---|---|---|---|---|
| Remaining reserve at December 31, 1999 (b) | $ 2.7 | $ – | ($ 1.2) | $ – | $ 1.5 |
| 2000 restructuring charges | 19.6 | – | – | 1.7 | 21.3 |
| Amounts utilized during 2000 | (21.3) | – | 1.2 | (1.7) | (21.8) |
| Remaining reserve at December 31, 2000 | $ 1.0 | $ – | $ – | $ – | $ 1.0 |
| Amounts utilized during 2001 | (1.0) | – | – | – | (1.0) |
| Remaining reserve at December 31, 2001 | $ – | $ – | $ – | $ – | $ – |

| **Australian plant productivity program** *(millions)* | Employee retirement and severance benefits | Asset write-offs | Asset removal | Other costs (c) | Total |
|---|---|---|---|---|---|
| Remaining reserve at | | | | | |
| December 31, 1999 | $ 3.1 | $ – | $ .6 | $ – | $ 3.7 |
| Amounts utilized during 2000 | (3.1) | – | (.6) | – | (3.7) |
| Remaining reserve at | | | | | |
| December 31, 2000 | $ – | $ – | $ – | $ – | $ – |

| **North American overhead activity analysis** *(millions)* | Employee retirement and severance benefits | Asset write-offs | Asset removal | Other costs (c) | Total |
|---|---|---|---|---|---|
| Remaining reserve at | | | | | |
| December 31, 1999 | $ 4.2 | $ – | $ 1.0 | $ – | $ 5.2 |
| Amounts utilized during 2000 | (3.1) | – | (.5) | – | (3.6) |
| Remaining reserve at | | | | | |
| December 31, 2000 | $ 1.1 | $ – | $ .5 | $ – | $ 1.6 |
| Amounts utilized during 2001 | (.8) | – | (.3) | – | (1.1) |
| Remaining reserve at | | | | | |
| December 31, 2001 | $ .3 | $ – | $ .2 | $ – | $ .5 |
| Amounts utilized during 2002 | (.3) | – | (.2) | – | (.5) |
| Remaining reserve at | | | | | |
| December 28, 2002 | $ – | $ – | $ – | $ – | $ – |

| **Global strategy realignment (d)** *(millions)* | Employee retirement and severance benefits (a) | Asset write-offs | Asset removal | Other costs (c) | Total |
|---|---|---|---|---|---|
| 2000 restructuring charges | $ 25.7 | $29.9 | $ 7.3 | $ 2.3 | $65.2 |
| Amounts utilized during 2000 | (5.9) | (29.9) | (1.6) | (2.3) | (39.7) |
| Remaining reserve at | | | | | |
| December 31, 2000 | $ 19.8 | $ – | $ 5.7 | $ – | $25.5 |
| 2001 restructuring charges, net of credits | 6.9 | 28.6 | 1.0 | (.2) | 36.3 |
| Amounts utilized during 2001 | (20.6) | (28.6) | (5.1) | .2 | (54.1) |
| Remaining reserve at | | | | | |
| December 31, 2001 | $ 6.1 | $ – | $ 1.6 | $ – | $ 7.7 |
| Amounts utilized during 2002 | (4.7) | – | (1.6) | – | (6.3) |
| Remaining reserve at | | | | | |
| December 28, 2002 | $ 1.4 | $ – | $ – | $ – | $ 1.4 |

| **Consolidated** *(millions)* | Employee retirement and severance benefits (a) | Asset write-offs | Asset removal | Other costs (c) | Total |
|---|---|---|---|---|---|
| Remaining reserve at | | | | | |
| December 31, 1999 | $ 31.4 | $ – | $ 28.5 | $ – | $59.9 |
| 2000 restructuring charges | 45.3 | 29.9 | 7.3 | 4.0 | 86.5 |
| Amounts utilized during 2000 | (53.4) | (29.9) | (18.9) | (4.0) | (106.2) |
| Remaining reserve at | | | | | |
| December 31, 2000 | $ 23.3 | $ – | $ 16.9 | $ – | $40.2 |
| 2001 restructuring charges, net of credits | 5.8 | 27.5 | .2 | (.2) | 33.3 |
| Amounts utilized during 2001 | (22.7) | (27.5) | (13.6) | 0.2 | (63.6) |
| Remaining reserve at | | | | | |
| December 31, 2001 | $ 6.4 | $ – | $ 3.5 | $ – | $ 9.9 |
| Amounts utilized during 2002 | (5.0) | – | (3.5) | – | (8.5) |
| Remaining reserve at | | | | | |
| December 28, 2002 | $ 1.4 | $ – | $ – | $ – | $ 1.4 |

(a) Includes net (gains) or losses from pension and postretirement health care curtailment and special termination benefits as follows (refer to Notes 9 and 10):

| | 2001 | 2000 |
|---|---|---|
| Pan-European reorganization | $ – | $ 5 |
| Global strategy realignment | (2) | 3 |
| Consolidated | ($ 2) | $ 8 |

(b) Negative removal reserves in Europe result from netting of anticipated proceeds from asset sales with removal costs.

(c) Consist primarily of program-related non-exit costs incurred during the period of the reported charge.

(d) Includes initiatives related to preparing Kellogg for the Keebler integration.

## Note 4 Other income (expense), net

Other income (expense), net includes non-operating items such as interest income, foreign exchange gains and losses, charitable donations, and gains on asset sales. Other income (expense), net for 2002 consists primarily of a $24.7 million credit related to legal settlements. Other income (expense), net for 2000 includes a credit of approximately $12 million related to the 1999 sale of the Lender's Bagels business to Aurora Foods Inc. The total amount consists of approximately $9 million for disposal of assets associated with the business which were not purchased by Aurora and approximately $3 million for final working capital settlement with Aurora.

## Note 5 Equity

### *Earnings per share*

Basic net earnings per share is determined by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted net earnings per share is similarly determined, except that the denominator is increased to include the number of additional common shares that would have been outstanding if all dilutive potential common shares had been issued.

Dilutive potential common shares are comprised principally of employee stock options issued by the Company. Basic net earnings per share is reconciled to diluted net earnings per share as follows:

| | Earnings before extraordinary loss and cumulative effect of accounting change | | |
|---|---|---|---|
| *(millions, except per share data)* | Earnings | Average shares outstanding | Per share |
| **2002** | | | |
| Basic | **$720.9** | **408.4** | **$1.77** |
| Dilutive employee stock options | **–** | **3.1** | **(.02)** |
| Diluted | **$720.9** | **411.5** | **$1.75** |
| 2001 | | | |
| Basic | $ 482.0 | 406.1 | $ 1.19 |
| Dilutive employee stock options | – | 1.1 | (.01) |
| Diluted | $ 482.0 | 407.2 | $ 1.18 |
| 2000 | | | |
| Basic | $ 587.7 | 405.6 | $ 1.45 |
| Dilutive employee stock options | – | .2 | – |
| Diluted | $ 587.7 | 405.8 | $ 1.45 |

### *Comprehensive Income*

Comprehensive income includes all changes in equity during a period except those resulting from investments by or distributions to shareholders. Comprehensive income for the periods presented consists of net earnings, minimum pension liability adjustments (refer to Note 9), unrealized gains and losses on cash flow hedges pursuant to SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", and foreign currency translation adjustments pursuant to SFAS No. 52 "Foreign Currency Translation" as follows:

| *(millions)* | Pretax amount | Tax (expense) benefit | After-tax amount |
|---|---|---|---|
| **2002** | | | |
| Net earnings | | | **$ 720.9** |
| Other comprehensive income: | | | |
| *Foreign currency translation adjustments* | **$ 1.6** | **$ –** | **1.6** |
| Cash flow hedges: | | | |
| Unrealized gain (loss) on cash flow hedges | **(2.9)** | **1.3** | **(1.6)** |
| Reclassification to net earnings | **6.9** | **(2.7)** | **4.2** |
| Minimum pension liability adjustments | **(453.5)** | **147.3** | **(306.2)** |
| | **($ 447.9)** | **$ 145.9** | **(302.0)** |
| Total comprehensive income | | | **$ 418.9** |

| *(millions)* | Pretax amount | Tax (expense) benefit | After-tax amount |
|---|---|---|---|
| 2001 | | | |
| Net earnings | | | $ 473.6 |
| Other comprehensive income: | | | |
| Foreign currency translation adjustments | ($ 60.4) | $ – | (60.4) |
| Cash flow hedges: | | | |
| Unrealized gain (loss) on cash flow hedges | (86.3) | 31.9 | (54.4) |
| Reclassification to net earnings | 8.8 | (3.3) | 5.5 |
| Minimum pension liability adjustments | (9.8) | 3.0 | (6.8) |
| | ($ 147.7) | $ 31.6 | (116.1) |
| Total comprehensive income | | | $ 357.5 |

| *(millions)* | Pretax amount | Tax (expense) benefit | After-tax amount |
|---|---|---|---|
| 2000 | | | |
| Net earnings | | | $ 587.7 |
| Other comprehensive income: | | | |
| Foreign currency translation adjustments | ($97.4) | $ – | (97.4) |
| Minimum pension liability adjustments | (10.0) | 3.5 | (6.5) |
| | ($ 107.4) | $ 3.5 | (103.9) |
| Total comprehensive income | | | $ 483.8 |

Accumulated other comprehensive income (loss) at year-end consisted of the following:

| *(millions)* | **2002** | 2001 |
|---|---|---|
| Foreign currency translation adjustments | **($ 487.6)** | ($ 489.2) |
| Cash flow hedges – unrealized net loss | **(46.3)** | (48.9) |
| Minimum pension liability adjustments | **(319.5)** | (13.3) |
| Total accumulated other comprehensive income (loss) | **($ 853.4)** | ($ 551.4) |

## Note 6 Leases and other commitments

*The Company's leases are generally for equipment and warehouse* space. Rent expense on all operating leases was $89.5 million in 2002, $100.0 million in 2001, and $36.7 million in 2000. The increase in 2001 rent expense as compared to 2000 relates primarily to operating leases held by Keebler Foods Company, acquired by the Company in March 2001 (refer to Note 2 for further information). Additionally, the Company is subject to residual value guarantees and secondary liabilities on operating leases totaling approximately $14 million, for which liabilities of $.6 million had been recorded at December 28, 2002.

At December 28, 2002, future minimum annual lease commitments under noncancelable capital and operating leases were as follows:

| *(millions)* | Operating leases | Capital leases |
|---|---|---|
| 2003 | $ 92.0 | $ 1.5 |
| 2004 | 52.7 | 2.0 |
| 2005 | 41.6 | 1.3 |
| 2006 | 32.7 | 1.3 |
| 2007 | 29.3 | .9 |
| 2008 and beyond | 53.3 | – |
| Total minimum payments | $ 301.6 | $ 7.0 |
| Amount representing interest | | (1.0) |
| Obligations under capital leases | | 6.0 |
| Obligations due within one year | | 1.2 |
| Long-term obligations under capital leases | | $ 4.8 |

The Company's Keebler subsidiary is guarantor on loans to independent contractors for the purchase of DSD route franchises. At year-end 2002, there were total loans outstanding of $14.1 million to 526 franchisees. All loans are variable rate with a term of 10 years. Related to this arrangement, the Company has established a five-year renewable loan facility and servicing arrangement up to $15.0 million with a financial institution. The Company has the right to revoke and resell the route franchises in the event of default or any other breach of contract by franchisees. Revocations have been infrequent. The Company's maximum potential future payments under these guarantees are limited to the outstanding loan principal balance plus unpaid interest. At December 28, 2002, the Company had not recorded any liability related to this arrangement. In accordance with FASB Interpretation No. 45 (refer to Note 1), the Company will recognize the fair value of guarantees associated with new loans to DSD route franchisees issued beginning in 2003. These amounts are expected to be insignificant.

The Company has provided various standard indemnifications in agreements to sell business assets and lease facilities over the past several years, related primarily to pre-existing tax, environmental, and employee benefit obligations. Certain of these indemnifications are limited by agreement in either amount and/or term and others are unlimited. Because the Company is not currently aware of any actual exposures associated with these indemnifications, management is unable to estimate the maximum potential future payments to be made. At December 28, 2002, the Company had not recorded any liability related to these indemnifications.

## Note 7 Debt

Notes payable at year-end consisted of commercial paper borrowings in the United States and, to a lesser extent, bank loans of foreign subsidiaries at competitive market rates, as follows:

| *(dollars in millions)* | **2002** | | 2001 | |
|---|---|---|---|---|
| | **Principal amount** | **Effective interest rate** | Principal amount | Effective interest rate |
| U.S. commercial paper | **$ 409.8** | **2.0%** | $ 320.8 | 3.0% |
| Canadian commerical paper | **–** | **–** | 171.1 | 2.5% |
| Other | **11.1** | | 21.4 | |
| | **$ 420.9** | | $ 513.3 | |

Long-term debt at year-end consisted primarily of fixed rate issuances of U.S. and Euro Dollar Notes, as follows:

| *(millions)* | **2002** | 2001 |
|---|---|---|
| (a) 4.875% U.S. Dollar Notes due 2005 | **$ 200.0** | $ 200.0 |
| (b) 6.625% Euro Dollar Notes due 2004 | **500.0** | 500.0 |
| (c) 5.5% U.S. Dollar Notes due 2003 | **699.1** | 998.4 |
| (c) 6.0% U.S. Dollar Notes due 2006 | **995.8** | 994.5 |
| (c) 6.6% U.S. Dollar Notes due 2011 | **1,492.7** | 1,491.8 |
| (c) 7.45% U.S. Dollar Debentures due 2031 | **1,085.8** | 1,085.3 |
| (d) 4.49% U.S. Dollar Notes due 2006 | **300.0** | 375.0 |
| Other | **22.4** | 56.3 |
| | **5,295.8** | 5,701.3 |
| Less current maturities | **(776.4)** | (82.3) |
| Balance at year end | **$4,519.4** | $ 5,619.0 |

(a) In October 1998, the Company issued $200 of seven-year 4.875% fixed rate U.S. Dollar Notes to replace maturing long-term debt. In conjunction with this issuance, the Company settled $200 notional amount of interest rate forward swap agreements, which, when combined with original issue discount, effectively fixed the interest rate on the debt at 6.07%.

(b) In January 1997, the Company issued $500 of seven-year 6.625% fixed rate Euro Dollar Notes. In conjunction with this issuance, the Company settled $500 notional amount of interest rate forward swap agreements, which effectively fixed the interest rate on the debt at 6.354%.

(c) In March 2001, the Company issued $4,600 of long-term debt instruments, further described in the table below, primarily to finance the acquisition of Keebler Foods Company (refer to Note 2). Initially, these instruments were privately placed, or sold outside the United States, in reliance on exemptions from registration under the Securities Act of 1933, as amended (the "1933 Act"). The Company then exchanged new debt securities for these initial debt instruments, with the new debt securities being substantially identical in all respects to the initial debt instruments, except for being registered under the 1933 Act. These debt securities contain standard events of default and covenants. The Notes due 2006 and 2011, and the Debentures due 2031 may be redeemed in whole or part by the Company at any time at prices determined under a formula (but not less than 100% of the principal amount plus unpaid interest to the redemption date).

In conjunction with this issuance, the Company settled $1,900 notional amount of forward-starting interest rate swaps for approximately $88 in cash. The swaps effectively fixed a portion of the interest rate on an equivalent amount of debt prior to issuance. The swaps were designated as cash flow hedges pursuant to SFAS No. 133 (refer to Note 12). As a result, the loss on settlement (net of tax benefit) of $56 was recorded in other comprehensive income, and is being amortized to interest expense over periods of 5 to 30 years. The pretax loss of $88 is presented in the "Other" caption within the Consolidated Statement of Cash Flows for 2001. The effective interest rates presented in the following table reflect this amortization expense, as well as discount on the debt.

| *(dollars in millions)* | Principal amount | Net proceeds | Effective interest rate |
|---|---|---|---|
| 5.5% U.S. Dollar Notes due 2003 | $ 1,000.0 | $ 997.4 | 5.64% |
| 6.0% U.S. Dollar Notes due 2006 | 1,000.0 | 993.5 | 6.39% |
| 6.6% U.S. Dollar Notes due 2011 | 1,500.0 | 1,491.2 | 7.08% |
| 7.45% U.S. Dollar Debentures due 2031 | 1,100.0 | 1,084.9 | 7.62% |
| | $ 4,600.0 | $ 4,567.0 | |

In September 2002, the Company redeemed $300.7 of the Notes due 2003 and a subsidiary of the Company issued $400 of U.S. commercial paper.

(d) In November 2001, a subsidiary of the Company issued $375 of five-year 4.49% fixed rate U.S. Dollar Notes to replace other maturing debt. These Notes are guaranteed by the Company and mature $75 per year over the five-year term. These Notes, which were privately placed, contain standard warranties, events of default, and covenants. They also require the maintenance of a specified consolidated interest expense coverage ratio, and limit capital lease obligations and subsidiary debt. In conjunction with this issuance, the subsidiary of the Company entered into a $375 notional US$/ Pound Sterling currency swap, which effectively converted this debt into a 5.302% fixed rate Pound Sterling obligation for the duration of the five-year term.

During 2001, the Company entered into a 364-Day Credit Agreement, which was renewed in January 2002 and 2003, and a Five-Year Credit Agreement, expiring in January 2006. The current 364-day agreement permits the Company or certain subsidiaries to borrow up to $850 million. The five-year agreement permits the Company or certain subsidiaries to borrow up to $1.15 billion (or certain amounts in foreign currencies). These two credit agreements contain standard warranties, events of default, and covenants. They also require the maintenance of a specified amount of consolidated net worth and a specified consolidated interest expense coverage ratio, and limit capital lease obligations and subsidiary debt. These credit facilities were unused at December 28, 2002.

At December 28, 2002, the Company had $2.2 billion of short-term lines of credit, virtually all of which were unused and available for borrowing on an unsecured basis.

At December 28, 2002, the Company had entered into forward interest rate contracts to fix the Treasury component of the coupon rate on $200 million notional amount of long-term debt expected to be issued in 2003, as a replacement for other maturing debt.

Scheduled principal repayments on long-term debt are (in millions): 2003-$776.4; 2004-$583.3; 2005-$279.6; 2006-$1,077.3; 2007-$2.4; 2008 and beyond-$2,603.8.

Interest paid was (in millions): 2002-$386; 2001-$303; 2000-$141. Interest expense capitalized as part of the construction cost of fixed assets was (in millions): 2002-$1.0; 2001-$2.9; 2000-$5.6.

## Note 8 Stock compensation

The Company uses various equity-based compensation programs to provide long-term performance incentives for its global workforce. Currently, these incentives are administered through several plans, as described below.

The 2002 Employee Stock Purchase Plan (the "Plan") was approved by shareholders in 2002 and permits eligible employees to purchase Company stock at a discounted price. The Plan allows for a maximum of 2,500,000 shares of Company stock to be issued at a purchase price equal to the lesser of 85% of the fair market value of the stock on the first or last day of the quarterly purchase period. Total purchases through the Plan for any employee are limited to a fair market value of $25,000 during any calendar year. Under this plan, approximately 119,000 shares were purchased during 2002. Additionally, a subsidiary of the Company maintains a stock purchase plan for its employees. Subject to limitations, employee contributions to this plan are matched 1:1 by the Company. Under this plan, approximately 82,000 shares were granted by the Company during 2002 to match an approximately equal number of shares purchased by employees.

The Executive Stock Purchase Plan was established in 2002 to encourage and enable certain eligible employees of the Company to acquire Company stock, and to align more closely the interests of those individuals and the Company's shareholders. This plan allows for a maximum of 500,000 shares of Company stock to be issued. Under this plan, approximately 14,000 shares were granted to executives during 2002 in lieu of cash bonuses.

The 2001 Long-Term Incentive Plan ("2001 Plan") provides for benefits to be awarded to key employees and officers in the form of incentive and non-qualified stock options, performance shares, performance units, restricted stock grants, and other stock-based awards. The 2001 Plan was approved by shareholders in 2000 and authorizes the issuance of up to 26 million shares, with no more than 2.75 million shares to be issued in satisfaction of performance units, performance-based restricted shares and other awards (excluding stock options and stock appreciation rights). Options granted under this plan generally vest over two years, subject to earlier vesting if a change of control occurs. Restricted stock grants under this plan generally vest in three years. Under this plan, the Company made restricted stock grants to eligible employees of approximately 132,000 shares in 2002 and approximately 300,000 shares in 2001. Also under this plan, performance units were awarded during 2002 to a limited number of senior executive-level employees for the achievement of cumulative cash flow targets for a three-year period through year-end 2003 and net sales growth targets for a three-year period through year-end 2004. If the performance targets are met, the award of units represents the right to receive shares of common stock equal to the dollar award valued on the vesting date. The awards are earned and vest in February 2004 and February 2005. No awards are earned unless a minimum threshold is attained. The maximum dollar award that could be attained under the programs is $25 million.

The 2001 Plan and the Non-Employee Director Stock Plan described below contain an accelerated ownership feature ("AOF"). An AOF option is generally granted when Company stock is used to pay the exercise price of a stock option or any taxes owed. The holder of the option is generally granted an AOF option for the number of shares so used with the exercise price equal to the then fair market value of the Company's stock. For all AOF options, the original expiration date is not changed but the options vest immediately.

Prior to approval by shareholders during 2000 of the 2001 Plan, the Key Employee Long-Term Incentive Plan provided substantially similar stock-based benefits to executive-level employees. Under this plan, approximately 100,000 restricted shares of common stock were granted during 2000 to eligible employees.

The Kellogg Employee Stock Ownership Plan was designed to offer stock and other incentive awards based on Company performance to employees who were not eligible to participate in the Key Employee Long Term Incentive Plan. Options which have been awarded under this plan generally vest over five years.

Options under all plans described above are granted with exercise prices equal to the fair market value of the Company's common stock at the time of the grant and have a term of no more than 10 years, if they are incentive stock options, or no more than 10 years and one day, if they are non-qualified stock options.

The Non-Employee Director Stock Plan was approved by shareholders in 2000 and allows each eligible non-employee director to receive 1,700 shares of the Company's common stock annually and annual grants of options to purchase 5,000 shares of the Company's common stock. Shares other than options are placed in the Kellogg Company Grantor Trust for Non-Employee Directors (the "Grantor Trust"). Under the terms of the Grantor Trust, shares are available to a director only upon termination of service on the Board. During 2002, 50,850 options and 18,700 shares of common stock were granted under this plan. During 2001, 55,000 options and 17,000 shares were granted.

As permitted by SFAS No. 123 "Accounting for Stock-Based Compensation," the Company has elected to account for employee and director stock option grants under APB No. 25 "Accounting for Stock Issued to Employees." Accordingly, no compensation cost has been recognized for these grants.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Had compensation cost for the stock option plans been determined based on the fair value at the grant date consistent with SFAS No. 123, the Company's reported results are reconciled to pro forma results as follows:

| *(millions, except per share data)* | **2002** | 2001 | 2000 |
|---|---|---|---|
| Stock-based compensation expense, net of tax: | | | |
| As reported | **$ 10.7** | $ 5.4 | $ 2.5 |
| Pro forma | **$ 52.8** | $ 29.1 | $ 23.1 |
| Net earnings: | | | |
| As reported | **$720.9** | $473.6 | $ 587.7 |
| Pro forma | **$678.8** | $449.9 | $ 567.1 |
| Basic net earnings per share: | | | |
| As reported | **$ 1.77** | $ 1.17 | $ 1.45 |
| Pro forma | **$ 1.66** | $ 1.11 | $ 1.40 |
| Diluted net earnings per share: | | | |
| As reported | **$ 1.75** | $ 1.16 | $ 1.45 |
| Pro forma | **$ 1.65** | $ 1.10 | $ 1.40 |

The fair value of each option grant was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

| | **2002** | 2001 | 2000 |
|---|---|---|---|
| Risk-free interest rate | **3.58%** | 4.57% | 6.59% |
| Dividend yield | **2.92%** | 3.30% | 3.90% |
| Volatility | **29.71%** | 28.21% | 25.43% |
| Average expected term (years) | **3.00** | 3.08 | 3.17 |
| Fair value of options granted | **$6.67** | $5.05 | $4.60 |

Transactions under these plans were:

| *(millions)* | **2002** | 2001 | 2000 |
|---|---|---|---|
| Under option, beginning of year | **37.0** | 23.4 | 19.9 |
| Granted | **9.2** | 17.1 | 6.4 |
| Exercised | **(5.2)** | (1.3) | (.1) |
| Cancelled | **(2.8)** | (2.2) | (2.8) |
| Under option, end of year | **38.2** | 37.0 | 23.4 |
| Exercisable, end of year | **20.1** | 16.9 | 13.7 |
| Shares available, end of year, for stock-based awards that may be granted under the following plans: | | | |
| Key Employee Long-Term Incentive Plan | **–** | – | 3.2 |
| Kellogg Employee Stock Ownership Plan | **.6** | 2.8 | 4.8 |
| 2000 Non-Employee Director Stock Plan | **.6** | .9 | .9 |
| 2001 Long-Term Incentive Plan (a) | **10.1** | 16.1 | 26.0 |
| 2002 Employee Stock Purchase Plan | **2.4** | – | – |
| Executive Stock Purchase Plan | **.5** | – | – |
| Total shares available, end of year, for stock-based awards that may be granted | **14.2** | 19.8 | 34.9 |

(a) All shares are available for stock options and stock appreciation rights with no more than 2.0 million shares remaining to be issued in satisfaction of performance units, performance-based restricted shares, and other awards.

| Average prices per share | **2002** | 2001 | 2000 |
|---|---|---|---|
| Under option, beginning of year | **$ 31** | $ 34 | $ 38 |
| Granted | **33** | 27 | 24 |
| Exercised | **27** | 25 | 26 |
| Cancelled | **32** | 34 | 36 |
| Under option, end of year | **$ 33** | $ 31 | $ 34 |
| Exercisable, end of year | **$ 34** | $ 36 | $ 38 |

Employee stock options outstanding and exercisable under these plans as of December 28, 2002, were:

| *(millions, except per share data)* | Outstanding | | | Exercisable | |
|---|---|---|---|---|---|
| Range of exercise prices | Number of options | Weighted average exercise price | Weighted average remaining contractual life (yrs.) | Number of options | Weighted average exercise price |
| $19 - 26 | 8.3 | $26 | 7.9 | 3.8 | $25 |
| 27 - 28 | 7.6 | 28 | 8.1 | 3.2 | 28 |
| 29 - 36 | 13.5 | 34 | 8.4 | 5.1 | 34 |
| 37 - 50 | 8.8 | 42 | 5.0 | 8.0 | 42 |
| | 38.2 | | | 20.1 | |

## Note 9 Pension benefits

The Company has a number of U.S. and foreign pension plans to provide retirement benefits for its employees. Benefits for salaried employees are generally based on salary and years of service, while union employee benefits are generally a negotiated amount for each year of service. Plan funding strategies are influenced by tax regulations. Plan assets consist primarily of equity securities with smaller holdings of bonds, real estate, and other investments. Investment in Company common stock represented 2.0% and 1.7% of consolidated plan assets at December 28, 2002, and December 31, 2001, respectively.

The components of pension expense were:

| *(millions)* | **2002** | 2001 | 2000 |
|---|---|---|---|
| Service cost | **$ 57.0** | $ 47.4 | $ 34.5 |
| Interest cost | **140.7** | 124.5 | 91.1 |
| Expected return on plan assets | **(217.5)** | (192.4) | (143.3) |
| Amortization of unrecognized transition obligation | **.3** | .3 | .6 |
| Amortization of unrecognized prior service cost | **6.9** | 6.6 | 7.0 |
| Recognized net (gain) loss | **11.5** | 4.6 | (4.2) |
| Curtailment and special termination benefits - net (gain) loss | **–** | (1.5) | 8.5 |
| Pension income - Company plans | **(1.1)** | (10.5) | (5.8) |
| Pension expense - defined contribution plans | **2.9** | 3.0 | 2.2 |
| Total pension expense (income) | **$ 1.8** | ($ 7.5) | ($ 3.6) |

The worldwide weighted average actuarial assumptions at year-end were:

| | **2002** | 2001 | 2000 |
|---|---|---|---|
| Discount rate | **6.6%** | 7.0% | 7.0% |
| Long-term rate of compensation increase | **4.7%** | 4.7% | 4.6% |
| Long-term rate of return on plan assets | **9.3%** | 10.5% | 10.4% |

The aggregate change in projected benefit obligation, change in plan assets, and funded status were:

| (millions) | 2002 | 2001 |
|---|---|---|
| **Change in projected benefit obligation** | | |
| Projected benefit obligation at beginning of year | **$ 2,038.7** | $ 1,381.5 |
| Acquisition adjustment | **(13.4)** | 613.4 |
| Service cost | **57.0** | 47.4 |
| Interest cost | **140.7** | 124.5 |
| Plan participants' contributions | **1.2** | 1.3 |
| Amendments | **28.3** | .7 |
| Actuarial loss | **97.8** | 9.7 |
| Benefits paid | **(137.2)** | (123.4) |
| Foreign currency adjustments | **46.2** | (17.1) |
| Other | **2.1** | .7 |
| Projected benefit obligation at end of year | **$ 2,261.4** | $ 2,038.7 |
| **Change in plan assets** | | |
| Fair value of plan assets at beginning of year | **$ 1,845.3** | $ 1,405.0 |
| Acquisition adjustment | **(21.4)** | 568.6 |
| Actual return on plan assets | **(191.3)** | (13.8) |
| Employer contributions | **309.3** | 23.8 |
| Plan participants' contributions | **1.2** | 1.3 |
| Benefits paid | **(133.7)** | (121.6) |
| Foreign currency adjustments | **39.9** | (18.2) |
| Other | **.2** | .2 |
| Fair value of plan assets at end of year | **$ 1,849.5** | $ 1,845.3 |
| **Funded status** | **($ 411.9)** | ($ 193.4) |
| Unrecognized net loss | **846.7** | 334.0 |
| Unrecognized transition amount | **2.3** | 2.4 |
| Unrecognized prior service cost | **51.8** | 29.5 |
| Prepaid pension | **$ 488.9** | $ 172.5 |
| **Amounts recognized in the Consolidated Balance Sheet consist of** | | |
| Prepaid benefit cost | **$ 364.2** | $ 287.4 |
| Accrued benefit liability | **(376.1)** | (140.3) |
| Intangible asset | **27.5** | 5.6 |
| Minimum pension liability | **473.3** | 19.8 |
| Net amount recognized | **$ 488.9** | $ 172.5 |

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were:

| (millions) | 2002 | 2001 |
|---|---|---|
| Projected benefit obligation | **$ 1,779.4** | $ 204.1 |
| Accumulated benefit obligation | **1,569.1** | 178.9 |
| Fair value of plan assets | **1,340.6** | 68.9 |

All gains and losses, other than those related to curtailment or special termination benefits, are recognized over the average remaining service period of active plan participants. Net gains or losses from curtailment and special termination benefits recognized in 2001 and 2000 were recorded as a component of restructuring charges. Refer to Note 3 for further information. At December 28, 2002, a cumulative after-tax charge of $319.5 million ($473.3 million pretax) was recorded in other comprehensive income to recognize the additional minimum pension liability in excess of unrecognized prior service cost.

Certain of the Company's subsidiaries sponsor 401(k) or similar savings plans for active employees. Expense related to these plans was (in millions): 2002-$26; 2001-$25; 2000-$16.

## Note 10 Nonpension postretirement benefits

Certain of the Company's U.S. and Canadian employees are currently eligible to participate in benefit plans which cover a portion of their life insurance and retiree health care costs. Benefits for union employees are contractually bargained. Eligibility for qualified employees is generally based on attainment of certain age and service requirements. Plan assets consist primarily of equity securities with smaller holdings of bonds, real estate, and other investments.

Components of postretirement benefit expense were:

| (millions) | 2002 | 2001 | 2000 |
|---|---|---|---|
| Service cost | **$ 11.9** | $ 10.7 | $ 7.7 |
| Interest cost | **60.3** | 49.7 | 44.4 |
| Expected return on plan assets | **(26.8)** | (24.5) | (21.4) |
| Amortization of unrecognized prior service cost | **(2.3)** | (1.1) | (1.1) |
| Recognized net (gains) losses | **9.2** | (2.3) | (3.2) |
| Curtailment and special termination benefits - net gain | **(16.9)** | (.2) | (.1) |
| Postretirement benefit expense | **$ 35.4** | $ 32.3 | $ 26.3 |

The weighted average actuarial assumptions at year-end were:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Discount rate | **6.90%** | 7.25% | 7.50% |
| Long-term rate of return on plan assets | **9.3%** | 10.5% | 10.5% |

The aggregate change in accumulated postretirement benefit obligation, change in plan assets, and funded status were:

| (millions) | 2002 | 2001 |
|---|---|---|
| **Change in accumulated benefit obligation** | | |
| Accumulated benefit obligation at beginning of year | **$895.2** | $ 618.6 |
| Acquisition adjustment | **(2.2)** | 92.9 |
| Service cost | **11.9** | 10.7 |
| Interest cost | **60.3** | 49.7 |
| Actuarial loss | **90.2** | 171.8 |
| Amendments | **(97.3)** | .2 |
| Benefits paid | **(50.4)** | (48.3) |
| Other | **.9** | (.4) |
| Accumulated benefit obligation at end of year | **$908.6** | $ 895.2 |
| **Change in plan assets** | | |
| Fair value of plan assets at beginning of year | **$ 212.6** | $ 222.9 |
| Actual return on plan assets | **(27.5)** | (16.4) |
| Employer contributions | **137.3** | 52.5 |
| Benefits paid | **(42.5)** | (46.9) |
| Other | **.5** | .5 |
| Fair value of plan assets at end of year | **$280.4** | $ 212.6 |
| **Funded status** | **($628.2)** | ($ 682.6) |
| Unrecognized net loss | **265.6** | 188.4 |
| Unrecognized prior service cost | **(28.7)** | (8.3) |
| Accrued postretirement benefit cost | **($391.3)** | ($ 502.5) |
| **Amounts recognized in the Consolidated Balance Sheet consist of** | | |
| Accrued benefit liability | **($391.3)** | ($ 502.5) |

The assumed health care cost trend rate is 8% for 2003, decreasing gradually to 5% by the year 2006 and remaining at that level thereafter. These trend rates reflect the Company's prior experience and management's expectation that future rates will decline. A one percentage point change in assumed health care cost trend rates would have the following effects:

| (millions) | One percentage point increase | One percentage point decrease |
|---|---|---|
| Effect on total of service and interest cost components | $ 9.5 | $ 7.7 |
| Effect on postretirement benefit obligation | $ 102.2 | $ 82.8 |

All gains and losses, other than those related to curtailment or special termination benefits, are recognized over the average remaining service period of active plan participants. Net gains from curtailment and special termination benefits recognized in 2001 and 2000 were recorded as a component of restructuring charges. Refer to Note 3 for further information. During 2002, the Company recognized a $16.9 million curtailment gain related to a change in certain retiree health care benefits from employer-provided defined benefit plans to multi-employer defined contribution plans. The Company contributes to a voluntary employee benefit association (VEBA) trust for funding of certain of its nonpension postretirement benefit obligations.

## Note 11 Income taxes

Earnings before income taxes, extraordinary loss, and cumulative effect of accounting change, and the provision for U.S. federal, state, and foreign taxes on these earnings, were:

| (millions) | 2002 | 2001 | 2000 |
|---|---|---|---|
| **Earnings before income taxes, extraordinary loss, and cumulative effect of accounting change** | | | |
| United States | **$ 791.3** | $ 464.2 | $ 561.9 |
| Foreign | **353.0** | 339.9 | 305.8 |
| | **$ 1,144.3** | $ 804.1 | $ 867.7 |
| **Income taxes** | | | |
| Currently payable | | | |
| Federal | **$ 157.1** | $ 120.9 | $ 134.0 |
| State | **46.2** | 30.1 | 20.3 |
| Foreign | **108.9** | 99.6 | 127.1 |
| | **312.2** | 250.6 | 281.4 |
| Deferred | | | |
| Federal | **82.8** | 53.1 | (1.2) |
| State | **8.4** | 1.2 | 4.1 |
| Foreign | **20.0** | 17.2 | (4.3) |
| | **111.2** | 71.5 | (1.4) |
| Total income taxes | **$ 423.4** | $ 322.1 | $ 280.0 |

The difference between the U.S. federal statutory tax rate and the Company's effective rate was:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| U.S. statutory rate | **35.0%** | 35.0% | 35.0% |
| Foreign rates varying from 35% | **–.8** | –1.1 | –.6 |
| State income taxes, net of federal benefit | **3.1** | 2.5 | 1.8 |
| Foreign earnings repatriation | **2.8** | – | – |
| Donation of appreciated assets | **–1.5** | – | – |
| Net change in valuation allowances | **–.2** | .1 | –3.0 |
| Non-deductible goodwill amortization | **–** | 2.9 | .6 |
| Statutory rate changes, deferred tax impact | **–** | –.1 | –.3 |
| Other | **–1.4** | .8 | –1.2 |
| Effective income tax rate | **37.0%** | 40.1% | 32.3% |

Generally, the changes in valuation allowances on deferred tax assets and corresponding impacts on the effective income tax rate, as presented above, result from management's assessment of the Company's ability to utilize certain operating loss and tax credit carryforwards. For 2000, the change in valuation allowance relates primarily to utilization of U.S. foreign tax credit carryforwards. As a result, the effective income tax rate was significantly lower in 2000 as compared to either 2001 or 2002.

For 2001, the significant increase in the income tax rate impact of non-deductible goodwill relates to the Company's acquisition of Keebler Foods Company (refer to Note 2). As a result of the Company's adoption of SFAS No. 142 on January 1, 2002 (refer to Note 1), goodwill amortization expense – and the resulting impact on the effective income tax rate – has been eliminated in post-2001 years.

Total tax benefits of carryforwards at year-end 2002 and 2001 were $21.1 million and $23.9 million, respectively. Of the total carryforwards at year-end 2002, $4.8 million expire during 2003 and another $9.6 million expire within five years. Based on management's assessment of the Company's ability to utilize these benefits prior to expiration, the carrying value of deferred tax assets associated with carryforwards was reduced by valuation allowances to approximately $6.4 million at December 28, 2002.

The deferred tax assets and liabilities included in the balance sheet at year-end were:

| | Deferred tax assets | | Deferred tax liabilities | |
|---|---|---|---|---|
| (millions) | 2002 | 2001 | 2002 | 2001 |
| Current: | | | | |
| Promotion and advertising | **$ 21.2** | $ 16.3 | **$ 7.6** | $ 7.2 |
| Wages and payroll taxes | **30.3** | 29.0 | **–** | – |
| Inventory valuation | **14.3** | 12.2 | **16.5** | 14.6 |
| Health and postretirement benefits | **53.9** | 28.9 | **.1** | 2.9 |
| State taxes | **17.2** | 11.7 | **–** | – |
| Operating loss and credit carryforwards | **.2** | .2 | **–** | – |
| Deferred intercompany revenue | **42.6** | 10.3 | **7.5** | 7.8 |
| Keebler exit liabilities | **6.7** | 23.3 | **–** | – |
| Unrealized hedging losses, net | **29.0** | 29.7 | **.1** | .2 |
| Other | **31.1** | 28.3 | **5.7** | 3.0 |
| | **246.5** | 189.9 | **37.5** | 35.7 |
| Less valuation allowance | **(2.6)** | (1.6) | **–** | – |
| | **243.9** | 188.3 | **37.5** | 35.7 |
| Noncurrent: | | | | |
| Depreciation and asset disposals | **9.2** | 8.4 | **348.3** | 339.6 |
| Health and postretirement benefits | **282.3** | 185.7 | **187.2** | 71.1 |
| Capitalized interest | **–** | – | **17.2** | 21.2 |
| State taxes | **–** | – | **88.3** | 74.3 |
| Operating loss and credit carryforwards | **20.9** | 23.7 | **–** | – |
| Trademarks and other intangibles | **–** | – | **665.2** | 662.6 |
| Deferred compensation | **41.9** | 28.9 | **–** | – |
| Other | **21.8** | 36.2 | **10.5** | 16.2 |
| | **376.1** | 282.9 | **1,316.7** | 1,185.0 |
| Less valuation allowance | **(32.1)** | (35.1) | **–** | – |
| | **344.0** | 247.8 | **1,316.7** | 1,185.0 |
| Total deferred taxes | **$587.9** | $ 436.1 | **$1,354.2** | $ 1,220.7 |

At December 28, 2002, foreign subsidiary earnings of approximately $857 million were considered permanently invested in those businesses. Accordingly, U.S. income taxes have not been provided on these earnings.

Cash paid for income taxes was (in millions): 2002-$250; 2001-$196; 2000-$246. The 2001 amount is net of a tax refund of approximately $73 million related to the cash-out of Keebler employee and director stock options upon acquisition of Keebler Foods Company (refer to Note 2 for further information).

## Note 12 Financial instruments and credit risk concentration

The fair values of the Company's financial instruments are based on carrying value in the case of short-term items, quoted market prices for derivatives and investments, and, in the case of long-term debt, incremental borrowing rates currently available on loans with similar terms and maturities. The carrying amounts of the Company's cash, cash equivalents, receivables, and notes payable approximate fair value. The fair value of the Company's long-term debt at December 28, 2002, exceeded its carrying value by approximately $565 million.

The Company is exposed to certain market risks which exist as a part of its ongoing business operations and uses derivative financial and commodity instruments, where appropriate, to manage these risks. In general, instruments used as hedges must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract. In accordance with SFAS No. 133 (refer to Note 1), the Company designates derivatives as either cash flow hedges, fair value hedges, net investment hedges, or other contracts used to reduce volatility in the translation of foreign currency earnings to U.S. Dollars. The fair values of all hedges are recorded in accounts receivable or other current liabilities. Gains and losses representing either hedge ineffectiveness, hedge components excluded from the assessment of effectiveness, or hedges of translational exposure are recorded in other income (expense), net. These amounts were insignificant during 2002.

### *Cash flow hedges*

Qualifying derivatives are accounted for as cash flow hedges when the hedged item is a forecasted transaction. Gains and losses on these instruments are recorded in other comprehensive income until the underlying transaction is recorded in earnings. When the hedged item is realized, gains or losses are reclassified from accumulated other comprehensive income to the Statement of Earnings on the same line item as the underlying transaction.

The total net loss attributable to cash flow hedges recorded in accumulated other comprehensive income at December 28, 2002, was $46.3 million, related primarily to forward-starting interest rate swaps settled during 2001 (refer to Note 7). This loss is being reclassified into interest expense over periods of 5 to 30 years. Other insignificant amounts related to foreign currency and commodity price cash flow hedges will be reclassified into earnings during the next 18 months.

### *Fair value hedges*

Qualifying derivatives are accounted for as fair value hedges when the hedged item is a recognized asset, liability, or firm commitment. Gains and losses on these instruments are recorded in earnings, offsetting gains and losses on the hedged item.

### *Net investment hedges*

Qualifying derivative and non-derivative financial instruments are accounted for as net investment hedges when the hedged item is a foreign currency investment in a subsidiary. Gains and losses on these instruments are recorded as a foreign currency translation adjustment in other comprehensive income.

### *Other contracts*

The Company also enters into foreign currency forward contracts and options to reduce volatility in the translation of foreign currency earnings to U.S. Dollars. Gains and losses on these instruments are recorded in other income (expense), net, generally reducing the exposure to translation volatility during a full-year period.

### *Foreign exchange risk*

The Company is exposed to fluctuations in foreign currency cash flows related primarily to third-party purchases, intercompany loans and product shipments, and non-functional currency denominated third-party debt. The Company is also exposed to fluctuations in the value of foreign currency investments in subsidiaries and cash flows related to repatriation of these investments. Additionally, the Company is exposed to volatility in the translation of foreign currency earnings to U.S. Dollars. The Company assesses foreign currency risk based primarily on transactional cash flows and enters into forward contracts, options, and currency swaps to reduce fluctuations in net long or short currency positions. Forward contracts and options are generally less than 18 months duration. Currency swap agreements are established in conjunction with the term of underlying debt issues.

For foreign currency cash flow and fair value hedges, the assessment of effectiveness is generally based on changes in spot rates. Changes in time value are reported in other income (expense), net.

### *Interest rate risk*

The Company is exposed to interest rate volatility with regard to future issuances of fixed rate debt and existing issuances of variable rate debt. The Company currently uses interest rate swaps and forward interest rate contracts to reduce interest rate volatility and funding costs associated with certain debt issues, and to achieve a desired proportion of variable versus fixed rate debt, based on current and projected market conditions.

Variable-to-fixed interest rate swaps are accounted for as cash flow hedges and the assessment of effectiveness is based on changes in the present value of interest payments on the underlying debt. Fixed-to-variable interest rate swaps are accounted for as fair value hedges and the assessment of effectiveness is based on changes in the fair value of the underlying debt, using incremental borrowing rates currently available on loans with similar terms and maturities.

### *Price risk*

The Company is exposed to price fluctuations primarily as a result of anticipated purchases of raw and packaging materials. The Company uses the combination of long cash positions with suppliers, and exchange-traded futures and option contracts to reduce price fluctuations in a desired percentage of forecasted purchases over a duration of generally less than 18 months.

Commodity contracts are accounted for as cash flow hedges. The assessment of effectiveness is based on changes in futures prices.

### *Credit risk concentration*

The Company is exposed to credit loss in the event of nonperformance by counterparties on derivative financial and commodity contracts. This credit loss is limited to the cost of replacing these contracts at current market rates. Management believes the probability of such loss is remote.

Financial instruments, which potentially subject the Company to concentrations of credit risk, are primarily cash, cash equivalents, and accounts receivable. The Company places its investments in highly rated financial institutions and investment-grade short-term debt instruments, and limits the amount of credit exposure to any one entity. Historically, concentrations of credit risk with respect to accounts receivable have been limited due to the large number of customers, generally short payment terms, and their dispersion across geographic areas. However, there has been significant worldwide consolidation in the grocery industry in recent years. At December 28, 2002, the Company's five largest customers globally comprised approximately 20% of consolidated accounts receivable.

## Note 13 Quarterly financial data (unaudited)

Historically, the Company has reported interim periods on a calendar-quarter bases. Certain business units within the Company have followed a thirteen week quarter convention, commonly referred to as "4-4-5" because of the number of weeks in each sub-period of the quarter. In order to facilitate conversion to SAP software and to achieve greater consistency and efficiency, all business units of the Company began reporting interim results on a "4-4-5" basis in 2002. Because prior-year results have not been restated, year-over-year comparability of quarterly results was significantly impacted, due principally to the change in reporting dates for the Keebler business. Keebler's 2001 interim results were reported for the periods ended March 24, June 16, October 6, and December 29; whereas, 2002 interim results were reported for the periods ended March 30, June 29, September 28, and December 28. However, the impact of this change on comparability of full-year results was insignificant.

| *(millions, except per share data)* | Net sales | | Gross profit | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| First | **$ 2,061.8** | $1,471.7 | **$ 884.6** | $ 619.0 |
| Second | **2,125.1** | 1,989.2 | **963.6** | 867.0 |
| Third | **2,136.5** | 2,190.6 | **973.1** | 988.9 |
| Fourth | **1,980.7** | 1,896.9 | **913.8** | 862.1 |
| | **$ 8,304.1** | $7,548.4 | **$ 3,735.1** | $3,337.0 |

| | Earnings before extraordinary loss and cumulative effect of accounting change | | Earnings per share before extraordinary loss and cumulative effect of accounting change | | | |
|---|---|---|---|---|---|---|
| | **2002** | 2001 | **2002** | | 2001 | |
| | | | Basic | Diluted | Basic | Diluted |
| First | **$ 152.6** | $ 92.5 | **$ .37** | **$ .37** | $ .23 | $ .23 |
| Second | **173.8** | 114.6 | **.42** | **.42** | .28 | .28 |
| Third | **203.5** | 150.3 | **.50** | **.49** | .37 | .37 |
| Fourth | **191.0** | 124.6 | **.47** | **.47** | .31 | .31 |
| | **$ 720.9** | $482.0 | | | | |

| | Net earnings | | Net earnings per share | | | |
|---|---|---|---|---|---|---|
| | **2002** | 2001 | **2002** | | 2001 | |
| | | | Basic | Diluted | Basic | Diluted |
| First | **$ 152.6** | $ 84.1 | **$ .37** | **$ .37** | $ .21 | $ .21 |
| Second | **173.8** | 114.6 | **.42** | **.42** | .28 | .28 |
| Third | **203.5** | 150.3 | **.50** | **.49** | .37 | .37 |
| Fourth | **191.0** | 124.6 | **.47** | **.47** | .31 | .31 |
| | **$ 720.9** | $473.6 | | | | |

The principal market for trading Kellogg shares is the New York Stock Exchange (NYSE). The shares are also traded on the Boston, Chicago, Cincinnati, Pacific, and Philadelphia Stock Exchanges. At year-end 2002, the closing price (on the NYSE) was $34.42 and there were 41,965 shareholders of record.

Dividends paid per share and the quarterly price ranges on the NYSE during the last two years were:

| **2002 – Quarter** | Dividend per share | Stock price High | Stock price Low |
|---|---|---|---|
| First | **$ .2525** | **$ 34.95** | **$ 29.35** |
| Second | **.2525** | **36.89** | **32.75** |
| Third | **.2525** | **35.63** | **30.00** |
| Fourth | **.2525** | **36.06** | **31.81** |
| | **$ 1.0100** | | |
| 2001 – Quarter | | | |
| First | $ .2525 | $ 28.10 | $ 25.00 |
| Second | .2525 | 29.00 | 25.18 |
| Third | .2525 | 33.56 | 28.61 |
| Fourth | .2525 | 31.70 | 28.90 |
| | $ 1.0100 | | |

## Note 14 Operating segments

Kellogg Company is the world's leading producer of ready-to-eat cereal and a leading producer of convenience foods, including cookies, crackers, toaster pastries, cereal bars, frozen waffles, meat alternatives, pie crusts, and ice cream cones. Principal markets for these products include the United States and United Kingdom.

The Company is managed in two major divisions - the United States and International - with International further delineated into Europe, Latin America, Canada, Australia, and Asia. Thus, the Company's reportable operating segments under SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" consist of the United States, Europe, and Latin America. All other geographic areas have been combined under the quantitative threshold guidelines of SFAS No. 131 for purposes of the information presented below.

The measurement of operating segment results is generally consistent with the presentation of the Consolidated Statement of Earnings and Balance Sheet. Intercompany transactions between reportable operating segments were insignificant in all periods presented.

| *(millions)* | **2002** | 2001 | 2000 |
|---|---|---|---|
| **Net sales (a)** | | | |
| United States | **$5,525.4** | $4,889.4 | $3,263.6 |
| Europe | **1,469.8** | 1,360.7 | 1,462.2 |
| Latin America | **631.1** | 650.0 | 624.3 |
| All other operating segments | **677.8** | 648.3 | 716.1 |
| Corporate | **–** | – | 20.5 |
| Consolidated | **$8,304.1** | $7,548.4 | $6,086.7 |
| **Segment operating profit** | | | |
| United States (e) | **$1,073.0** | $ 875.5 | $ 670.3 |
| Europe | **252.5** | 245.6 | 235.2 |
| Latin America | **170.1** | 171.1 | 161.7 |
| All other operating segments | **104.0** | 103.1 | 89.2 |
| Corporate (e) | **(91.5)** | (90.5) | (67.9) |
| Consolidated | **$1,508.1** | $1,304.8 | $1,088.5 |
| Amortization eliminated by SFAS No. 142 (d) | **–** | (103.6) | (12.2) |
| Restructuring charges (b) | **–** | (33.3) | (86.5) |
| Operating profit as reported | **$1,508.1** | $1,167.9 | $ 989.8 |
| **Restructuring charges (b)** | | | |
| United States | **$ –** | $ 29.5 | $ 2.0 |
| Europe | **–** | (.2) | 26.7 |
| Latin America | **–** | (.1) | 14.6 |
| All other operating segments | **–** | 1.4 | 28.7 |
| Corporate | **–** | 2.7 | 14.5 |
| Consolidated | **$ –** | $ 33.3 | $ 86.5 |
| **Depreciation and amortization** | | | |
| United States | **$ 219.7** | $ 275.9 | $ 131.4 |
| Europe | **65.7** | 59.5 | 57.1 |
| Latin America | **17.1** | 21.7 | 17.2 |
| All other operating segments | **30.0** | 31.4 | 40.8 |
| Corporate | **15.9** | 50.1 | 44.1 |
| Consolidated | **$ 348.4** | $ 438.6 | $ 290.6 |

| *(millions)* | **2002** | 2001 | 2000 |
|---|---|---|---|
| **Interest expense** | | | |
| United States | **$ 3.3** | $ 5.7 | $ – |
| Europe | **22.3** | 2.9 | 4.7 |
| Latin America | **.6** | 2.8 | .1 |
| All other operating segments | **3.4** | 1.5 | .4 |
| Corporate | **361.6** | 338.6 | 132.3 |
| Consolidated | **$ 391.2** | $ 351.5 | $ 137.5 |
| **Income taxes excluding charges (c)** | | | |
| United States (e) | **$ 349.8** | $ 235.5 | $ 164.8 |
| Europe | **46.3** | 54.4 | 43.4 |
| Latin America | **42.5** | 40.3 | 40.0 |
| All other operating segments | **22.2** | 18.1 | 11.1 |
| Corporate (e) | **(37.4)** | (13.4) | 43.0 |
| Consolidated | **$ 423.4** | $ 334.9 | $ 302.3 |
| Effect of charges | **—** | (12.8) | (22.3) |
| Income taxes as reported | **$ 423.4** | $ 322.1 | $ 280.0 |
| **Total assets** | | | |
| United States | **$9,784.7** | $9,634.4 | $2,178.6 |
| Europe | **1,687.3** | 1,801.0 | 1,102.5 |
| Latin America | **337.4** | 415.5 | 444.6 |
| All other operating segments | **554.0** | 681.2 | 627.8 |
| Corporate | **6,112.1** | 5,697.6 | 2,061.2 |
| Elimination entries | **(8,256.2)** | (7,861.1) | (1,528.7) |
| Consolidated | **$10,219.3** | $10,368.6 | $4,886.0 |
| **Additions to long-lived assets** | | | |
| United States | **$ 197.4** | $5,601.2 | $ 135.4 |
| Europe | **33.4** | 43.8 | 71.7 |
| Latin America | **13.6** | 11.7 | 39.7 |
| All other operating segments | **10.1** | 10.8 | 42.7 |
| Corporate | **1.2** | 29.5 | 138.1 |
| Consolidated | **$ 255.7** | $5,697.0 | $ 427.6 |

(a) 2001 and 2000 net sales restated for the retroactive application of EITF No. 01-09. Refer to Note 1 for further information.

(b) Refer to Note 3 for further information on restructuring charges.

(c) Charges include those described in (b) plus extraordinary loss and cumulative effect of accounting change in 2001, reported net of tax. Refer to Note 1 for further information.

(d) 2001 and 2000 operating segment profitability has been restated to reflect the pro forma impact of SFAS No. 142. Refer to Note 1 for further information.

(e) 2001 and 2000 U.S. operating segment profitability and income taxes have been restated for an internal reallocation of overhead between Corporate and U.S. operations.

The Company's largest customer, Wal-Mart Stores, Inc. and its affiliates, accounted for approximately 12% of consolidated net sales during 2002 and 11% in 2001, comprised principally of sales within the United States. Sales to any single customer during 2000 were less than 10%.

Supplemental geographic information is provided below for net sales to external customers and long-lived assets:

| *(millions)* | **2002** | 2001 | 2000 |
|---|---|---|---|
| **Net sales** | | | |
| United States | **$ 5,525.4** | $ 4,889.4 | $ 3,263.6 |
| United Kingdom | **667.4** | 622.8 | 651.8 |
| Other foreign countries | **2,111.3** | 2,036.1 | 2,171.3 |
| Consolidated | **$ 8,304.1** | $ 7,548.4 | $ 6,086.7 |
| **Long-lived assets** | | | |
| United States | **$ 7,434.2** | $ 7,275.9 | $ 1,553.5 |
| United Kingdom | **423.5** | 526.6 | 535.4 |
| Other foreign countries | **584.6** | 651.5 | 1,154.0 |
| Consolidated | **$ 8,442.3** | $ 8,454.0 | $ 3,242.9 |

Supplemental product information is provided below for net sales to external customers:

| (millions) | 2002 | 2001 | 2000 |
|---|---|---|---|
| United States | | | |
| Retail channel cereal | **$ 1,952.1** | $ 1,840.4 | $ 1,806.3 |
| Retail channel snacks | **2,333.5** | 1,922.7 | 417.5 |
| Other | **1,239.8** | 1,126.3 | 1,039.8 |
| International | | | |
| Cereal | **2,476.9** | 2,381.5 | 2,530.5 |
| Convenience foods | **301.8** | 277.5 | 292.6 |
| Consolidated | **$ 8,304.1** | $ 7,548.4 | $ 6,086.7 |

## Note 15 Supplemental financial statement data

*(millions)*

| Consolidated Statement of Earnings | 2002 | 2001 | 2000 |
|---|---|---|---|
| Research and development expense | **$ 106.4** | $ 110.2 | $ 118.4 |
| Advertising expense | **$ 588.7** | $ 519.2 | $ 604.2 |

| Consolidated Statement of Cash Flows | 2002 | 2001 | 2000 |
|---|---|---|---|
| Accounts receivable | **$ 28.1** | $ 100.9 | $ 1.1 |
| Inventories | **(26.4)** | 15.8 | 54.5 |
| Other current assets | **71.1** | (17.8) | (20.2) |
| Accounts payable | **41.3** | 47.6 | 75.1 |
| Other current liabilities | **151.2** | 112.9 | (83.5) |
| **Changes in operating assets and liabilities** | **$ 265.3** | $ 259.4 | $ 27.0 |

*(millions)*

| Consolidated Balance Sheet | 2002 | 2001 |
|---|---|---|
| Trade receivables | **$ 681.0** | $ 692.0 |
| Allowance for doubtful accounts | **(16.0)** | (15.5) |
| Other receivables | **76.0** | 85.8 |
| **Accounts receivable, net** | **$ 741.0** | $ 762.3 |
| Raw materials and supplies | **$ 172.2** | $ 170.7 |
| Finished goods and materials in process | **431.0** | 403.8 |
| **Inventories** | **$ 603.2** | $ 574.5 |
| Deferred income taxes | **$ 207.8** | $ 151.5 |
| Other prepaid assets | **110.8** | 181.9 |
| **Other current assets** | **$ 318.6** | $ 333.4 |
| Land | **$ 62.6** | $ 65.7 |
| Buildings | **1,345.6** | 1,279.1 |
| Machinery and equipment | **4,284.8** | 4,074.5 |
| Construction in progress | **159.6** | 192.7 |
| Accumulated depreciation | **(3,012.4)** | (2,659.2) |
| **Property, net** | **$ 2,840.2** | $2,952.8 |
| Goodwill | **$ 3,106.6** | $3,069.5 |
| Other intangibles | **2,046.6** | 2,070.2 |
| -Accumulated amortization | **(20.6)** | (19.1) |
| Other | **483.1** | 393.2 |
| **Other assets** | **$5,615.7** | $5,513.8 |
| Accrued income taxes | **$ 151.7** | $ 77.3 |
| Accrued salaries and wages | **228.0** | 233.5 |
| Accrued advertising and promotion | **309.0** | 233.2 |
| Accrued interest | **123.2** | 112.4 |
| Other | **386.7** | 378.1 |
| **Other current liabilities** | **$ 1,198.6** | $1,034.5 |
| Nonpension postretirement benefits | **$ 329.6** | $ 475.1 |
| Deferred income taxes | **986.4** | 949.8 |
| Other | **473.8** | 245.6 |
| **Other liabilities** | **$ 1,789.9** | $ 1,670.5 |

*(millions)*

**Intangible assets subject to amortization (a):**

| | Gross carrying amount | | Accumulated amortization | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| Trademarks | **$29.5** | $ 29.5 | **$ 17.2** | $ 16.1 |
| Other | **6.7** | 6.6 | **3.4** | 3.0 |
| Total | **$36.2** | $ 36.1 | **$20.6** | $ 19.1 |
| | | | **2002** | 2001 |
| Amortization expense (b) | | | **$ 1.5** | $ 6.6 |

(a) Prior-year amounts presented in accordance with current-year classification under SFAS No. 142 - refer to Note 1 for further information.

(b) The estimated aggregate amortization expense for each of the 5 succeeding fiscal years is approximately $1.5 per year.

**Intangible assets not subject to amortization (a):**

| | Total carrying amount (b) | |
|---|---|---|
| | 2002 | 2001 |
| Trademarks | **$ 1,404.0** | $ 1,404.0 |
| Direct store door (DSD) delivery system | **578.9** | 578.9 |
| Other | **27.5** | 51.2 |
| Total | **$2,010.4** | $ 2,034.1 |

(a) Prior-year amounts presented in accordance with current-year classification under SFAS No. 142 - refer to Note 1 for further information.

(b) Total carrying amount is net of accumulated amortization through December 31, 2001.

**Changes in the carrying amount of goodwill (a):**

| (millions) | United States | Europe | Latin America | Other (c) | Consoli-dated |
|---|---|---|---|---|---|
| January 1, 2001 | $ 205.8 | – | $ .8 | $ 1.6 | $ 208.2 |
| Aquisition | 2,919.8 | – | – | .1 | 2,919.9 |
| Amortization | (60.6) | – | – | (.1) | (60.7) |
| Foreign currency remeasurement impact and other | – | – | 2.3 | (.2) | 2.1 |
| December 31, 2001 | $3,065.0 | – | $ 3.1 | $ 1.4 | $3,069.5 |
| SFAS No. 142 reclassification (b) | 46.3 | – | – | – | 46.3 |
| Purchase accounting adjustments | 22.2 | – | – | – | 22.2 |
| Dispositions | (30.3) | | | | (30.3) |
| Foreign currency remeasurement impact and other | – | – | (1.1) | – | (1.1) |
| **December 28, 2002** | **$3,103.2** | **–** | **$ 2.0** | **$ 1.4** | **$3,106.6** |

(a) Total carrying amount is net of accumulated amortization through December 31, 2001.

(b) Assembled workforce intangible no longer meets separability criteria under SFAS No. 142 and has been reclassified to goodwill, effective January 1, 2002.

(c) Other operating segments include Australia, Asia, and Canada.

As discussed in Note 1, the Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets" on January 1, 2002. The provisions of SFAS No. 142 are adopted prospectively and prior-period financial statements are not restated. Comparative earnings information for prior periods is presented in the following tables:

| **Earnings before extraordinary loss and cumulative effect of accounting change** | | | |
|---|---|---|---|
| *Earnings (millions)* | | | |
| | **2002** | 2001 | 2000 |
| Originally reported | **$ 720.9** | $ 482.0 | $ 587.7 |
| Goodwill amortization | **–** | 59.0 | 5.7 |
| Intangibles no longer amortized | **–** | 26.0 | 3.9 |
| Total amortization | **$ –** | $ 85.0 | $ 9.6 |
| Comparable | **$ 720.9** | $ 567.0 | $ 597.3 |
| Per share – Basic | | | |
| | **2002** | 2001 | 2000 |
| Originally reported | **$ 1.77** | $ 1.19 | $ 1.45 |
| Goodwill amortization | **–** | .15 | .01 |
| Intangibles no longer amortized | **–** | .06 | .01 |
| Total amortization | **$ –** | $ .21 | $ .02 |
| Comparable | **$ 1.77** | $ 1.40 | $ 1.47 |
| Per share – Diluted | | | |
| | **2002** | 2001 | 2000 |
| Originally reported | **$ 1.75** | $ 1.18 | $ 1.45 |
| Goodwill amortization | **–** | .15 | .01 |
| Intangibles no longer amortized | **–** | .06 | .01 |
| Total amortization | **$ –** | $ .21 | $ .02 |
| Comparable | **$ 1.75** | $ 1.39 | $ 1.47 |

| **Net earnings** | | | |
|---|---|---|---|
| *Earnings (millions)* | | | |
| | **2002** | 2001 | 2000 |
| Originally reported | **$ 720.9** | $ 473.6 | $ 587.7 |
| Goodwill amortization | **–** | 59.0 | 5.7 |
| Intangibles no longer amortized | **–** | 26.0 | 3.9 |
| Total amortization | **$ –** | $ 85.0 | $ 9.6 |
| Comparable | **$ 720.9** | $ 558.6 | $ 597.3 |
| Per share – Basic | | | |
| | **2002** | 2001 | 2000 |
| Originally reported | **$ 1.77** | $ 1.17 | $ 1.45 |
| Goodwill amortization | **–** | .15 | .01 |
| Intangibles no longer amortized | **–** | .06 | .01 |
| Total amortization | **$ –** | $ .21 | $ .02 |
| Comparable | **$ 1.77** | $ 1.38 | $ 1.47 |
| Per share – Diluted | | | |
| | **2002** | 2001 | 2000 |
| Originally reported | **$ 1.75** | $ 1.16 | $ 1.45 |
| Goodwill amortization | **–** | .15 | .01 |
| Intangibles no longer amortized | **–** | .06 | .01 |
| Total amortization | **$ –** | $ .21 | $ .02 |
| Comparable | **$ 1.75** | $ 1.37 | $ 1.47 |

# Management's Responsibility for Financial Statements

The management of Kellogg Company is responsible for the reliability of the consolidated financial statements and related notes. The financial statements were prepared in conformity with accounting principles that are generally accepted in the United States, using our best estimates and judgements as required.

We maintain a system of internal controls designed to provide reasonable assurance of the reliability of the financial statements, as well as to safeguard assets from unauthorized use or disposition. Formal policies and procedures, including an active Ethics and Business Conduct program, support the internal controls, and are designed to ensure employees adhere to the highest standards of personal and professional integrity. We have established a vigorous internal audit program that independently evaluates the adequacy and effectiveness of these internal controls.

The Audit Committee of the Board of Directors meets regularly with management, internal auditors, and independent auditors to review internal control, auditing, and financial reporting matters. Both our independent auditors and internal auditors have free access to the Audit Committee.

We believe these consolidated financial statements do not misstate or omit any material facts. Our formal certification to the Securities and Exchange Commission is made with our Annual Report on Form 10-K.

The independent auditing firm of PricewaterhouseCoopers was retained to audit our consolidated financial statements and their report follows.



C. M. Gutierrez
*Chairman of the Board*
*Chief Executive Officer*



J. A. Bryant
*Executive Vice President*
*Chief Financial Officer*



J. M. Boromisa
*Senior Vice President*
*Chief Accounting Officer*

# Report of Independent Accountants

**PricewaterhouseCoopers LLP**

To the Shareholders and Board of Directors
of Kellogg Company

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of earnings, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Kellogg Company and its subsidiaries at December 28, 2002 and December 31, 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets in conformity with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" which was adopted as of January 1, 2002.



Battle Creek, Michigan

January 29, 2003

## Quantitative & qualitative disclosures related to market risk sensitive instruments

The Company is exposed to certain market risks which exist as a part of its ongoing business operations and uses derivative financial and commodity instruments, where appropriate, to manage these risks. The Company, as a matter of policy, does not engage in trading or speculative transactions. Refer to Note 12 within Notes to Consolidated Financial Statements for further information on accounting policies related to derivative financial and commodity instruments.

### Foreign exchange risk

The Company is exposed to fluctuations in foreign currency cash flows related to third-party purchases, intercompany loans and product shipments, and non-functional currency denominated third-party debt. The Company is also exposed to fluctuations in the value of foreign currency investments in subsidiaries and cash flows related to repatriation of these investments. Additionally, the Company is exposed to volatility in the translation of foreign currency earnings to U.S. Dollars. Primary exposures include the U.S. Dollar versus the British Pound, Euro, Australian Dollar, Canadian Dollar, and Mexican Peso, and in the case of inter-subsidiary transactions, the British Pound versus the Euro. The Company assesses foreign currency risk based primarily on transactional cash flows and enters into forward contracts, options, and currency swaps to reduce fluctuations in net long or short currency positions. Forward contracts and options are generally less than 18 months duration. Currency swap agreements are established in conjunction with the term of underlying debt issuances.

The tables below summarize forward contracts, options, and currency swaps held at year-end 2002 and 2001. All of these derivatives are valued in U.S. Dollars using year-end exchange rates, are hedges of anticipated transactions, translational exposure, or existing assets or liabilities, and mature within 18 months.

**Contracts to sell foreign currency**

| Currency sold | Currency received | Notional value *(millions)* | | Exchange rate (fc/1US$) | | Fair value *(millions)* | |
|---|---|---|---|---|---|---|---|
| | | **2002** | 2001 | **2002** | 2001 | **2002** | 2001 |
| New Zealand Dollar (c) | Australian Dollar | **$ 9.4** | $ – | **2.04** | – | **($ .5)** | $ – |
| Euro (b) | U.S. Dollar | **57.9** | – | **1.04** | – | **(1.8)** | – |
| Pound Sterling (a) (b) | U.S. Dollar | **104.1** | – | **1.59** | – | **(1.2)** | – |
| Canadian Dollar (a) | U.S. Dollar | **108.2** | – | **.64** | – | **.5** | – |
| Euro (c) | Pound Sterling | **20.8** | 37.8 | **.98** | 1.10 | **(.6)** | (.5) |
| Swedish Krona (c) | Pound Sterling | **8.6** | – | **9.10** | – | **(.3)** | – |
| Swiss Franc (c) | Pound Sterling | **4.3** | – | **1.41** | – | **(.1)** | – |
| Norwegian Krone (c) | Pound Sterling | **3.4** | – | **7.43** | – | **(.1)** | – |
| Pound Sterling (c) | Danish Krone | **6.6** | 12.0 | **.56** | .66 | **.8** | .6 |
| Total | | **$323.3** | $49.8 | | | **($ 3.3)** | $ .1 |

(a) hedge of existing assets or liabilities

(b) hedge of translation exposure

(c) hedge of anticipated transactions

**Contracts to purchase foreign currency**

| Currency purchased | Currency exchanged | Notional value *(millions)* | | Exchange rate (fc/1US$) | | Fair value *(millions)* | |
|---|---|---|---|---|---|---|---|
| | | **2002** | 2001 | **2002** | 2001 | **2002** | 2001 |
| Australian Dollar (a) | U.S. Dollar | **$ 13.0** | $ 1.1 | **1.79** | 1.96 | **$ –** | $ – |
| Canadian Dollar (a) | U.S. Dollar | **11.8** | 1.0 | **1.57** | 1.60 | **(.1)** | – |
| Japanese Yen (a) | U.S. Dollar | **6.7** | – | **119.86** | – | **.1** | – |
| U.S. Dollar (c) | Japanese Yen | **2.2** | 2.9 | **119.76** | 131.58 | **–** | .2 |
| Pound Sterling (c) | Japanese Yen | **.4** | .5 | **.64** | .76 | **–** | – |
| Australian Dollar (c) | Japanese Yen | **1.1** | .9 | **1.80** | 3.01 | **–** | .1 |
| Singapore Dollar (c) | Japanese Yen | **.6** | – | **1.73** | – | **–** | – |
| Euro (a) | U.S. Dollar | **–** | 2.4 | **–** | 1.12 | **–** | .2 |
| U.S. Dollar (c) | Canadian Dollar | **33.7** | 35.4 | **1.59** | 1.60 | **(.1)** | .5 |
| U.S. Dollar (c) | Australian Dollar | **–** | 2.1 | **–** | 2.04 | **–** | – |
| Pound Sterling (c) | South African Rand | **.7** | 3.0 | **.52** | .98 | **(.1)** | 1.3 |
| U.S. Dollar (c) | South African Rand | **.4** | .4 | **10.77** | 12.05 | **(.1)** | – |
| Pound Sterling (a) | U.S. Dollar | **5.3** | 1.8 | **1.60** | .68 | **.2** | – |
| Total | | **$ 75.9** | $51.5 | | | **($ .1)** | $2.3 |

(a) hedge of existing assets or liabilities.

(c) hedge of anticipated transactions

**Option collar contracts to purchase foreign currency**

| Currency purchased | Currency exchanged | Notional value *(millions)* | | Exchange rate (fc/1US$) | | | | Fair value *(millions)* | |
|---|---|---|---|---|---|---|---|---|---|
| | | **2002** | 2001 | **2002** | | 2001 | | **2002** | 2001 |
| | | | | **Put** | **Call** | Put | Call | | |
| U.S. Dollar (c) | Mexican Peso | **$42.7** | $ – | **10.01** | **10.42** | – | – | **$1.6** | $ – |

(c) hedge of anticipated transactions

**Option collar contracts to sell foreign currency**

| Currency sold | Currency received | Notional value *(millions)* | | Exchange rate (fc/1US$) | | | | Fair value *(millions)* | |
|---|---|---|---|---|---|---|---|---|---|
| | | **2002** | 2001 | **2002** | | 2001 | | **2002** | 2001 |
| | | | | **Put** | **Call** | Put | Call | | |
| Euro (c) | Pound Sterling | **$20.8** | $– | **1.57** | **1.54** | – | – | **($ .3)** | $– |
| Mexican Peso (a) | U.S. Dollar | **54.0** | – | **11.50** | **9.80** | – | – | **.2** | – |
| Total | | **$74.8** | $– | | | | | **($ .1)** | $– |

(a) hedge of existing assets or liabilities

(c) hedge of anticipated transactions

**Currency swaps** *(millions)*

| Instrument characteristics | | Year of maturity | | | | | Fair value | |
|---|---|---|---|---|---|---|---|---|
| | | 2002 | 2003 | 2004 | 2005 | 2006 | **2002** | 2001 |
| hedge of existing debt issue | Notional amt. | $75.0 | $75.0 | $75.0 | $75.0 | $75.0 | **($33.3)** | ($9.3) |
| pay Pound Sterling/ | Pay | 5.302% | 5.302% | 5.302% | 5.302% | 5.302% | | |
| receive U.S. Dollar | Receive | 4.490% | 4.490% | 4.490% | 4.490% | 4.490% | | |

### *Interest rate risk*

The Company is exposed to interest rate volatility with regard to future issuances of fixed rate debt and existing and future issuances of variable rate debt. Primary exposures include movements in U.S. Treasury rates, London Interbank Offered Rates (LIBOR), and commercial paper rates. The Company currently uses interest rate swaps and forward interest rate contracts to reduce interest rate volatility and funding costs associated with certain debt issues, and to achieve a desired proportion of variable versus fixed rate debt, based on current and projected market conditions.

The following tables provide information on the Company's significant debt issues and related hedging instruments at year-end 2002 and 2001 (refer to the table on page 50 for currency swaps related to debt issues). For foreign currency-denominated debt, the information is presented in U.S. Dollar equivalents. Variable interest rates are based on effective rates or implied forward rates as of year-end 2002. Refer to Note 7 within Notes to Consolidated Financial Statements for further information.

**Interest rate swaps** *(millions)*

| Instrument characteristics | | Year of maturity | Fair value | |
|---|---|---|---|---|
| | | 2003 | **2002** | 2001 |
| hedge of future debt issue | Notional amt. | $1,625.0 | **($4.0)** | $ – |
| pay fixed/receive variable | Pay | 2.40% | | |
| | Receive | 1.40% | | |

**Forward interest rate contracts** *(millions)*

| Instrument characteristics | Notional value 2002 | Notional value 2001 | Contract rate | Fair value 2002 | Fair value 2001 |
|---|---|---|---|---|---|
| hedge of future debt issue | **$200.0** | $ – | 3.35% | **($2.0)** | $ – |

**Significant debt issues** *(millions)*

| Debt characteristics | Principal by year of maturity 2002 | 2003 | 2004 | 2005 | 2006 | 2011 | 2031 | Fair value 2002 | Fair value 2001 |
|---|---|---|---|---|---|---|---|---|---|
| U.S. Dollar | | $ 699.3 | | | | | | **$ 705.8** | $ 717.9 |
| fixed rate | | 5.500% | | | | | | | |
| effective rate (a) | | 5.640% | | | | | | | |
| Euro Dollar | | | $ 500.0 | | | | | **$ 522.3** | $ 518.3 |
| fixed rate | | | 6.625% | | | | | | |
| effective rate (a) | | | 6.354% | | | | | | |
| U.S. Dollar | | | | $ 200.0 | | | | **$ 213.6** | $ 197.1 |
| fixed rate | | | | 4.875% | | | | | |
| effective rate (a) | | | | 6.070% | | | | | |
| U.S. Dollar | | | | | $ 1,000.0 | | | **$1,085.0** | $1,024.3 |
| fixed rate | | | | | 6.000% | | | | |
| effective rate (a) | | | | | 6.390% | | | | |
| U.S. Dollar | | | | | | $ 1,500.0 | | **$1,689.0** | $1,542.3 |
| fixed rate | | | | | | 6.600% | | | |
| effective rate (a) | | | | | | 7.080% | | | |
| U.S. Dollar | | | | | | | $1,100.0 | **$1,336.5** | $1,186.7 |
| fixed rate | | | | | | | 7.450% | | |
| effective rate (a) | | | | | | | 7.620% | | |
| U.S. Dollar | $ 75.0 | $ 75.0 | $ 75.0 | $ 75.0 | $ 75.0 | | | **$ 311.9** | $ 367.4 |
| fixed rate | 4.490% | 4.490% | 4.490% | 4.490% | 4.490% | | | | |
| effective rate (b) | 5.302% | 5.302% | 5.302% | 5.302% | 5.302% | | | | |
| U.S. commercial paper | $ 320.8 | $ 409.8 | | | | | | **$ 409.8** | $ 320.8 |
| weighted average variable | 3.0% | 2.0% | | | | | | | |
| Canadian commercial paper | $ 171.1 | $ – | | | | | | **$ –** | $ 171.1 |
| weighted average variable | 2.5% | | | | | | | | |

(a) Effective fixed interest rate paid, as a result of debt discount and settlement of forward interest rate swap at date of debt issuance.

(b) Effective fixed interest rate paid, as a result of related US$/Pound Sterling currency swap.

### *Price risk*

The Company is exposed to price fluctuations primarily as a result of anticipated purchases of raw and packaging materials. Primary exposures include corn, wheat, soybean oil, sugar, cocoa, and paperboard. The Company uses the combination of long cash positions with suppliers, and exchange-traded futures and option contracts to reduce price fluctuations in a desired percentage of forecasted purchases over a duration of generally less than 18 months. The table below summarizes futures positions held at year-end 2002. The fair values of commodity contracts held at year-end 2001 were insignificant, and did not have a material impact on the Company's earnings or cash flows during 2002.

**Commodity contracts** *(millions except contract price per volume)*

| Position | Contract volume | | Contract price per unit volume | Contract amount | Fair value |
|---|---|---|---|---|---|
| Corn – long | 1.3 | bushels | $ 2.45 | $ 3.2 | $ – |
| Wheat – long | 5.7 | bushels | 3.49 | 19.9 | (1.0) |
| Sugar – long | .4 | cwt | 5.76 | 2.3 | .2 |

For all derivative financial and commodity instruments presented in the tables on pages 50-52, changes in fair values of these instruments and the resulting impact on the Company's cash flows and/or earnings would generally be offset by changes in values of underlying transactions and positions. Therefore, it should be noted that the exclusion of certain of the underlying exposures from these tables may be a limitation in assessing the net market risk of the Company.

# Kellogg USA

## Products

*Kellogg's®* cereals, croutons, breading and stuffing products

*Kellogg's® Corn Flakes®, Kellogg's Frosted Flakes®, All-Bran®, Apple Jacks®, Corn Pops®, Crispix®, Froot Loops®, Honey Crunch Corn Flakes®, Mini-Wheats®, Raisin Bran Crunch®, Rice Krispies®, Smart Start®, Special K®, Variety®* pack cereals

*Keebler®* cookies, crackers, pie crusts, ice cream cones

*Pop-Tarts®* toaster pastries

*Nutri-Grain®, Rice Krispies Treats®, Nutri-Grain Twists™, Special K®* cereal bars

*Eggo®* waffles, pancakes

*Cheez-It®* crackers, snacks

*Murray®, Famous Amos®* cookies

*Austin®* snacks

*Morningstar Farms®, Natural Touch®, Loma Linda®, Worthington®* meat and dairy alternatives

*Kashi®* cereals, nutrition bars and mixes

*Kellogg's Krave™* refueling bars

## Manufacturing Locations

San Jose, California
Athens, Georgia
Atlanta, Georgia
Augusta, Georgia
Columbus, Georgia
Macon, Georgia
Rome, Georgia
Chicago, Illinois
Des Plaines, Illinois
Kansas City, Kansas
Florence, Kentucky
Louisville, Kentucky
Pikeville, Kentucky
Battle Creek, Michigan
Grand Rapids, Michigan
Omaha, Nebraska
Blue Anchor, New Jersey
Cary, North Carolina
Charlotte, North Carolina
Cincinnati, Ohio
Fremont, Ohio
Worthington, Ohio
Zanesville, Ohio
Lancaster, Pennsylvania
Muncy, Pennsylvania
Memphis, Tennessee
Rossville, Tennessee

# Kellogg International

## Products

*Kellogg's®* cereals, breading products, cereal bars

*All-Bran®, Choco Big®, Choco Krispies®, Chocos®, Coco Pops®, Choco Pops®, Corn Frosties®, Crispix®, Crunchy Nut Corn Flakes®, Day Dawn®, Extra®, Froot Loops®, Froot Ring™, Frosties®, Fruit 'n Fibre®, Just Right®, Nutri-Grain®, Optima®, Smacks®, Special K®, Sucrilhos®, Zucaritas®* cereals

*Nutri-Grain®, Rice Krispies Squares®, Rice Krispies Treats®, Special K®, Kuadri Krispis®, Day Dawn®, Coco Pops®, Crusli®, Sunibrite®, Nutri-Grain Twists®, K-time®, Elevenses®, Milkrunch®, Be Natural®, LCMs®* cereal bars

*Pop-Tarts®* toaster pastries

*Eggo®* waffles

*Kaos®* snacks

*Keloketas®* cookies

*Komplete®* biscuits

*Vector™* meal replacement products, energy bar nutritional supplements

*Winders®* fruit snacks

## Manufacturing Locations

Pilar, Argentina
Brisbane, Australia
Charmhaven, Australia
Sydney, Australia
Sao Paulo, Brazil
London, Ontario, Canada
Guangzhou, China
Bogota, Colombia
Guayaquil, Ecuador
Bremen, Germany
Manchester, Great Britain
Wrexham, Great Britain
Guatemala City, Guatemala
Taloja, India
Takasaki, Japan
Linares, Mexico
Queretaro, Mexico
Springs, South Africa
Anseong, South Korea
Valls, Spain
Rayong, Thailand
Maracay, Venezuela

*Kellogg Company strives to be* **DEPENDABLE.**

# BOARD OF DIRECTORS



***L. Daniel Jorndt***
(A,M)
Chairman, Retired
Walgreen Co.
Deerfield Illinois
Age 61
Elected 2002

**Only one insider on Board**

**No insiders on the Audit, Compensation, or Nominating committees**

**Varied experience and background**

**Board meets regularly without CEO**

**Directors are subject to stock ownership guidelines**

**Board performance is evaluated annually**



***Carlos M. Gutierrez***
(E*)
Chairman of the Board
Chief Executive Officer
Kellogg Company
Age 49
Elected 1999

***Ann McLaughlin Korologos***
(E,A*,C,M,N)
Senior Advisor
Benedetto, Gartland & Company, Inc.
New York, New York
Chairman Emeritus
The Aspen Institute
Aspen, Colorado
Age 61
Elected 1989



***Claudio X. Gonzalez***
(E,C*,M,F,N)
Chairman of the Board
Chief Executive Officer
Kimberly-Clark de Mexico
Mexico City, Mexico
Age 68
Elected 1990



E= Executive Committee
A= Audit Committee
C= Compensation Committee
F= Finance Committee
M= Consumer Marketing Committee
N= Nominating and Corporate Governance Committee
S= Social Responsibility Committee
*Committee Chairman

**Gordon Gund** (right)
(E,C,F,M,N*)
Chairman and Chief Executive Officer
Gund Investment Corporation
Princeton, New Jersey
Age 63
Elected 1986

**Dorothy A. Johnson** (far right)
(A,F,M,S)
President
Ahlburg Company
Grand Haven, Michigan
Age 62
Elected 1998





**John L. Zabriskie** (far left)
(E,A,C,F*,N)
President
Lansing Brown Investments, LLC.
Boston, Massachusetts
Age 63
Elected 1995

**Benjamin S. Carson, Sr., M.D.** (left)
(E,N,S*)
Professor and Director of
Pediatric Neurosurgery
The John Hopkins Medical
Institutions
Baltimore, Maryland
Age 51
Elected 1997

**John T. Dillon** (right)
(A,F)
Chairman and Chief
Executive Officer
International Paper Company
Stamford, Connecticut
Age 64
Elected 2000

**William D. Perez** (far right)
(A,M)
President and Chief Executive Officer
S. C. Johnson & Son, Inc.
Racine, Wisconsin
Age 55
Elected 2000









**William C. Richardson** (far left)
(E,C,F,M,S)
President and
Chief Executive Officer
W. K. Kellogg Foundation
Battle Creek, Michigan
Age 62
Elected 1996

**James M. Jenness** (left)
(F,M*,S)
Chief Executive Officer
Integrated Merchandising Systems, LLC
Chicago, Illinois
Age 56
Elected 2000

# Corporate Officers

**Carlos M. Gutierrez***
Chairman of the Board
Chief Executive Officer
Age 49

**John A. Bryant***
Executive Vice President
Chief Financial Officer
Age 37

**Alan F. Harris***
Executive Vice President
President, Kellogg International
Age 48

**Janet Langford Kelly***
Executive Vice President
Corporate Development and Administration
General Counsel and Secretary
Age 45

**A. D. David Mackay***
Executive Vice President
President, Kellogg USA
Age 47

**Lawrence J. Pilon***
Executive Vice President
Human Resources
Age 54

**King T. Pouw***
Executive Vice President
Operations and Technology
Age 51

**Jeffrey W. Montie***
Senior Vice President
President
Morning Foods, Kellogg USA
Age 41

**Donna J. Banks**
Senior Vice President
Research, Quality & Technology
Age 46

**Jeffrey M. Boromisa**
Senior Vice President
Corporate Controller
Age 47

**Arthur A. Byrd**
Senior Vice President
Human Resources
Age 56

**W. Stephen Perry**
Senior Vice President
Finance
Age 60

**Celeste A. Clark**
Vice President
Corporate and Scientific Affairs
Age 49

**George A. Franklin**
Vice President
External Affairs
Age 51

**Michael J. Libbing**
Vice President
Corporate Development
Age 33

**Richard J. Lilly**
Vice President
Travel Services
Age 59

**Gustavo Martinez**
Vice President
President, Kellogg Latin America
Age 48

**Timothy P. Mobsby**
Vice President
President, Kellogg Europe
Age 47

**Gary H. Pilnick**
Vice President
Deputy General Counsel
Age 38

**H. Ray Shei**
Vice President
Chief Information Officer
Age 52

**Joseph J. Tubilewicz**
Vice President
Procurement
Age 55

**Joel R. Wittenberg**
Vice President
Treasurer
Age 42

*Member of
Executive Management
Committee

# Share Owner Information

## Kellogg Company

One Kellogg Square
Battle Creek, MI 49016-3599
(269) 961-2000

**Common Stock:**
Listed on the New York Stock Exchange, Ticker Symbol: K

**Independent Accountants:**
PricewaterhouseCoopers LLP

**Transfer Agent, Registrar, and Dividend Disbursing Agent:**
Communications concerning stock transfer, dividend payments, lost certificates, and change of address should be directed to:

Wells Fargo Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075
(877) 910-5385

**Fiscal Agent:**
6.625% Euro Dollar Notes
Due January 29, 2004
Citibank N.A., London
Canary Wharf
London E14 5LB England

**Trustee:**
5.50% Notes
Due April 1, 2003
4.875% Notes
Due October 15, 2005
6.00% Notes
Due April 1, 2006
6.60% Notes
Due April 1, 2011
7.45% Debentures
Due April 1, 2031
BNY Midwest Trust Company
2 North LaSalle Street, Suite 1020
Chicago, IL 60602

**Dividend Reinvestment and Stock Purchase Plan:**
This plan, available to share owners, allows for full or partial dividend reinvestment and voluntary cash purchases, with brokerage commissions and service charges paid by the Company. For details, contact:

Wells Fargo Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075
(877) 910-5385

**Investor Relations:**
John P. Renwick, CFA
Vice President, Investor Relations and Corporate Planning
(269) 961-6365

**Company Information:**
Kellogg Company's website – www.kelloggcompany.com – contains a wide range of information about the Company, including news releases, the Annual Report, investor information, nutritional information, and recipes.

Copies of the Annual Report on audio cassette for visually impaired share owners, the Annual Report on Form 10-K, quarterly reports on Form 10-Q, and other Company information are available upon request from:

Kellogg Company
P.O. Box CAMB
Battle Creek, MI 49016-1986
(800) 962-1413

**Share Owner Services:**
(269) 961-2380

**Kellogg Better Government Committee:**
This committee is organized to permit Company share owners, executives, administrative personnel, and their families to pool their contributions in support of candidates for elected offices at the federal level who believe in sound economic policy and real growth, and who will fight inflation and unemployment, try to decrease taxes, and reduce the growth of government. Interested share owners are invited to write for further information:

Kellogg Better Government Committee
ATTN: Neil G. Nyberg
One Kellogg Square
Battle Creek, MI 49016-3599

Throughout this Annual Report, references in italics represent worldwide trademarks or product names owned by or associated with Kellogg Company.





This report is printed on recycled paper.



# DEPENDABLE.

Kellogg's

**Kellogg Company**
One Kellogg Square
Battle Creek, Michigan 49016-3599
Telephone (269) 961-2000
www.kelloggcompany.com